stewardship



positive
relationships

2023
ANNUAL
REPORT









integrity

community
involvement







deliver
the best





MATRIX SERVICE
COMPANY

commitment
to safety



PURPOSE
Working to build a better future, improve quality of life, and create long-term value for our people, business partners, shareholders, and communities.

VISION
To be the company of choice for engineering, constructing, and maintaining the energy and industrial infrastructure that people rely on around the world.

VALUES
COMMITMENT TO SAFETY

INTEGRITY

POSITIVE RELATIONSHIPS

STEWARDSHIP

COMMUNITY INVOLVEMENT

DELIVER THE BEST

MATRIX SERVICE COMPANY

A LETTER FROM OUR CEO



FISCAL 2023 WAS A YEAR WHICH SAW THE DEDICATION AND HARD WORK OF OUR TEAMS OVER THE LAST FEW YEARS BEGIN TO COME TO FRUITION.

The progress made in our turnaround and organizational transformation to-date is impressive for many reasons. Having made fundamental changes enterprise-wide, we have strengthened our core foundation, created a more agile and efficient organization focused on safety, quality, and continuous improvement, and are positioned to deliver exceptional performance.

FISCAL 2023 IN REVIEW

- We focused the business on core markets that best align with our skills, expertise, and strong brand.
- We completed a backlog of projects with unfavorable margin profiles, many of which were awarded during highly competitive periods in prior years.
- We began an award cycle that we believe will be a multi-year backlog build supported by strong tailwinds including key macroeconomic drivers as well as federal spending in the Infrastructure Investment and Jobs Act and the Inflation Reduction Act.
- We further strengthened our balance sheet and operating capabilities, focused on elevating our culture of quality, and continued to build deeper relationships with our clients, business partners, stockholders, and communities.
- In addition to our ongoing small cap projects and recurring repair and maintenance work, which is strategic to our overall portfolio and represents on average more than 50 percent of annual revenue, we ended fiscal 2023 with project awards of $1.3 billion, a book-to-bill ratio of 1.7, and backlog of $1.1 billion — the largest backlog since June 30, 2019. This backlog, which includes our traditional small cap projects and recurring repair and maintenance work, comprises several multi-year projects that provide greater line of sight into revenue for the coming years and allows us to fully recover our construction overhead costs and appropriately leverage SG&A.


PROJECT AWARDS
$451.7M
'21
$834.7M
'22
$1.3B
'23


BOOK-TO-BILL
0.7
'21
1.2
'22
1.7
'23

OUR VISION FOR THE FUTURE

As we look ahead, top priorities include the delivery of safe, quality work and continued operational and financial discipline that will result in a full return to profitability.
Our focus on quality in everything we do, together with our expertise in providing best-in-class solutions across the energy and industrial markets, provides us with significant opportunities for growth and continued improvement in backlog and bottom-line results.
The reshaping of the global energy markets, the push towards lower carbon activity, industrial reshoring, growing commodities demand, and federal infrastructure investments all provides strong tailwinds and supports a healthy, long-term pipeline of projects for Matrix as our clients turn to us for infrastructure solutions that support their business objectives.


BACKLOG
$462.6M
'21
$589.5M
'22
$1.1B
'23

AMONG THESE OBJECTIVES

• Small to medium size LNG facilities to support peak shaving, back-up power plant fuel supply, ship bunkering, rocket fueling, and export;

• Specialty vessels and facilities for ammonia, ethane, and other natural gas liquids;

• Traditionally sized hydrogen storage vessels and facilities, as well as development of solutions for large-scale storage;

• Electrical infrastructure including substations, transmission and distribution, as well as industrial electrical;

• Construction of carbon capture utilization and storage (CCUS) solutions;

• Traditional energy support in refinery turnarounds, maintenance and repair, as well as refinery new-build and retrofit solutions focused on refining of lower-carbon renewable fuels;

• Crude oil and refined product storage tanks and terminals; and

• Finally, mid-stream gas compression, mining and minerals, chemicals and petrochemicals, and aerospace projects. As an industry leader in the engineering, design, fabrication, procurement, and construction of infrastructure that crosses the energy and industrial markets, we will continue to evolve as our clients' business objectives and infrastructure needs evolve to support global demand and a low carbon economy, and we are well-positioned to capitalize on the substantial growth opportunities ahead.

In closing, I thank our Matrix employees for their hard work and commitment to change and to continuous improvement. I also thank our Board of Directors for their wisdom and guidance through the many challenges we have overcome.

And finally, on behalf of everyone at Matrix, I want to thank our stockholders for your ongoing trust and confidence.

Respectfully,



John R. Hewitt
President and Chief Executive Officer



SHAREHOLDER INFORMATION

CORPORATE OFFICES
15 E. 5th St., Ste. 1100
Tulsa, OK 74103
Phone: 918 838 8822
Fax: 918 838 8810

NOTICE OF ANNUAL MEETING
The Annual Meeting of Stockholders
will be virtual and held on
November 14th, 2023 at 10:00 a.m. CT.
To attend virtually please visit:
VirtualShareholderMeeting.com/MTRX2023

STOCK TRANSFER AGENT & REGISTRAR
Computershare Trust Company, N.A.
250 Royall St.
Canton, MA 02021

WEBSITES
MatrixServiceCompany.com
MatrixPDM.com
MatrixNAC.com
MatrixService.com
MatrixAppliedTech.com

COMMON STOCK DATA
Matrix Service Company's Common
Stock is traded on NASDAQ
Global Select Market under the
Ticker Symbol: "MTRX"

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS**
Deloitte & Touche LLP
6100 S. Yale Ave., Ste. 2010
Tulsa, OK 74136

**INVESTOR AND MEDIA RELATIONS,
STOCKHOLDER RELATIONS
& AVAILABLE INFORMATION**
Matrix Service Company's Annual Report
on Form 10-K filed with the Securities
and Exchange Commission may be
obtained by writing to:

Kevin S. Cavanah
Vice President and Chief Financial Officer
Matrix Service Company
15 E. 5th St., Ste. 1100
Tulsa, OK 74103



Cherokee LNG
Ball Ground, GA

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended June 30, 2023

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from   to

Commission File No. 001-15461

MATRIX SERVICE COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**73-1352174**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
15 E. 5th Street, Suite 1100	
Tulsa, Oklahoma	**74103**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (918) 838-8822

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	MTRX	NASDAQ Global Select Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐

Emerging growth company ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates computed by reference to the price at which the common stock was last sold as of the last business day of the registrant's most recently completed second quarter was approximately $162.3 million.

The number of shares of the registrant's common stock outstanding as of September 8, 2023 was 27,209,838 shares.

Documents Incorporated by Reference

Certain sections of the registrant's definitive proxy statement relating to the registrant's 2023 annual meeting of stockholders, which definitive proxy statement will be filed within 120 days of the end of the registrant's fiscal year, are incorporated by reference into Part III of this Form 10-K.

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TABLE OF CONTENTS

		Page
Part I		
Item 1.	Business	2
Item 1A.	Risk Factors	8
Item 1B.	Unresolved Staff Comments	17
Item 2.	Properties	17
Item 3.	Legal Proceedings	18
Item 4.	Mine Safety Disclosures	18
Part II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	19
Item 6.	Reserved	20
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	37
Item 8.	Financial Statements and Supplementary Data	38
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	78
Item 9A.	Controls and Procedures	78
Item 9B.	Other Information	78
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	78
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	79
Item 11.	Executive Compensation	79
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	79
Item 13.	Certain Relationships and Related Transactions, and Director Independence	79
Item 14.	Principal Accounting Fees and Services	79
Part IV		
Item 15.	Exhibits and Financial Statement Schedules	80
Item 16.	Form 10-K Summary	82

Item 1. Business

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Annual Report which address activities, events or developments, which we expect, believe or anticipate will or may occur in the future are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements include, among others, such things as:

- amounts and nature of future project awards, revenue and margins from each of our segments;

- our ability to generate sufficient cash from operations, access our credit facility, obtain letters of credit, or raise cash in order to meet our short and long-term capital requirements;

- our ability to comply with the covenants in our credit agreement;

- the impact to our business from economic, market or business conditions in general and in the natural gas, power, oil, petrochemical, agricultural and mining industries in particular;

- the impact of inflation on our operating expenses and our business operations;

- the likely impact of new or existing regulations or market forces on the demand for our services;

- the impact to our business from disruptions to supply chains, inflation and availability of materials and labor;

- our expectations with respect to the likelihood of a future impairment; and

- expansion and other trends of the industries we serve.

These statements are based on certain assumptions and analyses we made in light of our experience and our historical trends, current conditions and expected future developments as well as other factors we believe are appropriate. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including:

- the risk factors discussed in Item 1A of this Annual Report and listed from time to time in our filings with the Securities and Exchange Commission ("SEC");

- economic, market or business conditions in general and in the natural gas, power, oil, petrochemical, agricultural and mining industries in particular;

- the transition to renewable energy sources and its impact on our current customer base;

- the under- or over-utilization of our work force;

- delays in the commencement or progression of major projects, whether due to permitting issues or other factors;

- reduced creditworthiness of our customer base and the higher risk of non-payment of receivables;

- the inherently uncertain outcome of current and future litigation;

- the adequacy of our reserves for claims and contingencies; and

- changes in laws or regulations, including the imposition, cancellation or delay of tariffs on imported goods.

Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business operations. We assume no obligation to update, except as required by law, any such forward-looking statements, whether as a result of new information, future events or otherwise.

BACKGROUND

We began operations in 1984 as an Oklahoma corporation under the name of Matrix Service. In 1989, we incorporated in the State of Delaware under the name of Matrix Service Company. We provide engineering, fabrication, construction, and maintenance services to support critical energy infrastructure and industrial markets. We maintain regional offices throughout the United States, Canada and other international locations, and operate through separate union and merit subsidiaries.

We operate in all 50 states, in four Canadian provinces and in other international locations. Our principal executive offices are located at 15 E. 5th Street, Suite 1100, Tulsa, Oklahoma 74103. Our telephone number is (918) 838-8822. Unless the context otherwise requires, all references herein to "Matrix Service Company", "Matrix", the "Company" or to "we", "our", and "us" are to Matrix Service Company and its subsidiaries.

We believe we have an obligation to better the world in which we live and work – to do today's work in a manner that advances and protects tomorrow's world for future generations. Across the ideals of environmental stewardship, social responsibility, governance, diversity, equity and inclusiveness, we are committed to ensuring our business strategies, policies, and practices align with such ideals so we can have the greatest impact globally and in our own local communities. We are committed to fulfilling our purpose today by safely engineering, constructing, and maintaining essential infrastructure that provides a better, brighter future for tomorrow.

WEBSITE ACCESS TO REPORTS

Our public website is matrixservicecompany.com. We make available free of charge through the "Investor Relations" section of our website our annual reports to stockholders, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including exhibits, and amendments to those reports, as soon as reasonably practicable after we file or furnish to the SEC. Any materials we file with or furnish to the SEC are also maintained on the SEC website (sec.gov).

The information contained on our website, or available by hyperlink from our website, is not incorporated into this Annual Report or other documents we file with, or furnish to, the SEC. We intend to use our website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Such disclosures will be included in the "Investor Relations" section of our website. Investors should monitor that section of our website for press releases, investor presentations, SEC filings and public conference calls and webcasts.

While not our primary means of communication, investors can also learn more about us by visiting our social media channels. We encourage investors, the media, and others interested in us to review the information posted on our Facebook site (facebook.com/matrixservicecompany), our LinkedIn account (linkedin.com/company/matrix-service-company) and our Twitter account (twitter.com/matrixserviceco). Investors, the media or other interested parties can subscribe to the Twitter feed at the address listed above. The information contained in our social media accounts is not incorporated into this Annual Report or other documents we file with, or furnish to, the SEC.

REPORTABLE SEGMENTS

We operate our business through three reportable segments:

- **Storage and Terminal Solutions**: primarily consists of engineering, procurement, fabrication, and construction services related to cryogenic and other specialty tanks and terminals for LNG, NGLs, hydrogen, ammonia, propane, butane, liquid nitrogen/liquid oxygen, and liquid petroleum. Also includes work related to traditional aboveground crude oil and refined product storage tanks and terminals. This segment also includes terminal balance of plant work, truck and rail loading/offloading facilities, and marine structures as well as storage tank and terminal maintenance and repair. Finally, we manufacture and sell precision engineered specialty tank products, including geodesic domes, aluminum internal floating roofs, floating suction and skimmer systems, roof drain systems and floating roof seals.

- **Utility and Power Infrastructure**: primarily consists of engineering, procurement, fabrication, and construction services to support growing demand for LNG utility peak shaving facilities. We also perform traditional electrical work for public and private utilities, including construction of new substations, upgrades of existing substations, transmission and distribution line installations, and upgrades and maintenance including live wire work. Work may also include emergency and storm restoration services. We also provide construction services to a variety of power generation facilities, including natural gas fired facilities in simple or combined cycle configurations.

- **Process and Industrial Facilities**: primarily consists of plant maintenance, repair, and turnarounds in the downstream and midstream markets for energy clients including refining and processing of crude oil, fractionating, and marketing of natural gas and natural gas liquids. Also includes engineering, procurement, fabrication, and construction for refinery upgrades and retrofits for renewable fuels. We also construct thermal vacuum test chambers for aerospace and defense industries and other infrastructure for industries including petrochemical, sulfur, mining and minerals primarily in the extraction of non-ferrous metals, cement, agriculture, wastewater treatment facilities and other industrial customers.

OTHER BUSINESS MATTERS

Customers and Marketing

We provided services to approximately 400 customers in fiscal 2023. Most of our revenue comes from long-term customer relationships. One customer accounted for $84.8 million or 10.7% of our consolidated revenue in fiscal 2023, which was primarily included in the Process and Industrial Facilities segment. No other customers individually accounted for more than 10% of our consolidated revenue in fiscal 2023. See Part II, Item 8. Financial Statement and Supplementary Data, Note 13 - Segment Information, for more information about concentration of revenue by segment.

We market our services and products primarily through our marketing and business development personnel, senior professional staff and our operating management. We competitively bid most of our projects; however, we have a number of preferred provider relationships with customers who award us work through long-term agreements. Our projects have durations ranging from a few days to multiple years.

Competition

We compete with local, regional, national and international contractors and service providers. Competitors vary with the markets we serve. Few competitors compete in all of the markets we serve or provide all of the services we provide. Contracts are generally awarded based on price, quality, safety performance, schedule, experience and customer satisfaction.

Seasonality and Other Factors

Our operating results can exhibit seasonal fluctuations, especially in our Process and Industrial Facilities segment, for a variety of reasons. Turnarounds and planned outages at customer facilities are typically scheduled in the spring and the fall when the demand for energy is lower. Within the Utility and Power Infrastructure segment, transmission and distribution work is generally scheduled by the public utilities when the demand for electricity is at its lowest. Therefore, revenue volume in the summer months is typically lower than in other periods throughout the year.

Our business can also be affected, both positively and negatively, by seasonal factors such as energy demand or weather conditions including hurricanes, snowstorms, and abnormally low or high temperatures. Some of these seasonal factors may cause some of our offices and projects to close or reduce activities temporarily. In addition to the above noted factors, the general timing of project starts and completions could exhibit significant fluctuations.

Other factors impacting operating results in all segments come from decreased work volume during holidays, work site permitting delays or customers accelerating or postponing work. The differing types, sizes, and durations of our contracts, combined with their geographic diversity and stages of completion, often results in fluctuations in our operating results.

Our overhead cost structure is generally fixed. Significant fluctuations in revenue volume usually leads to over or under recovery of fixed overhead costs, which can have a material impact on our gross margin and profitability.

Material Sources and Availability

Beginning in fiscal 2022, increased demand for certain materials and disruptions to global supply chains have led to higher prices for some of the materials we need to run our business, including, but not limited to, structural steel, steel piping, rebar, valves, copper, electrical components, fabricated products and equipment, and delivery freight. We have been proactive with managing our procurement processes to help reduce the impacts of rising materials prices on our business and to help ensure we

continue to have the materials we need available. Rising prices and the potential for materials shortages have created additional risk in bidding and executing work profitably.

Insurance

We maintain insurance coverage for various aspects of our operations. However, exposure to potential losses is retained through the use of deductibles, self-insured retentions and coverage limits.

Typically our contracts require us to indemnify our customers for injury, damage or loss arising from the performance of our services and provide warranties for materials. We may also be required to name the customer as an additional insured up to the limits of insurance available, to purchase special insurance policies or surety bonds for specific customers or to provide letters of credit in lieu of bonds to satisfy performance and financial guarantees on some projects. We maintain a performance and payment bonding line sufficient to support the business. We generally require our subcontractors to indemnify us and our customers and name us as an additional insured for activities arising out of the subcontractors' work. We also require certain subcontractors to provide additional security, including surety bonds in favor of us, to secure the subcontractors' work. There can be no assurance that our insurance and the additional insurance coverage provided by our subcontractors will fully protect us against a valid claim or loss under the contracts with our customers.

Human Capital Management

Employees

Successful execution of our business strategy is dependent on attracting, developing, and retaining key employees who represent our core values and the communities we serve. Our people are our greatest resource, which makes our certification in fiscal 2023 as a Great Place To Work® — for the seventh consecutive year — both a point of pride and an invaluable tool for continuous improvement supporting our objective of remaining an employer of choice.

Given the nature of our work, the size of our employee population can vary significantly throughout the year because of the number, type, and size of projects we have in progress at any particular time. As of June 30, 2023, we had 2,545 employees worldwide. Of those employees, 621 were employed in office-based positions and 1,924 were employed in field or craft positions. The breakdown by country was: 2,353 located in the United States, 159 in Canada, and 33 across other international locations. At the end of fiscal 2023, worldwide, women in management represented 1.5% and 17.6% of our field and office teams, respectively. The percentage of minorities in management (U.S. only) for field and office represented 9.8% and 18.6%, respectively. Recognizing our commitment to Diversity, Equity and Inclusion (DEI) begins at the top. In fiscal 2023, 43% of our Independent Board Members were diverse, with 29% female and 14% ethnically diverse.

The percentage of our employees represented by trade unions as of June 30, 2023, was approximately 35%. Operating under collective bargaining agreements with various unions, our union employees are provided with benefits including health and welfare, pension, training programs and competitive compensation plans. We have not experienced any strikes or work stoppages in recent years and are proud that our relationships with our employees and labor unions are strong.

Business Ethics and Core Values

Our employees are entrusted with engineering, constructing, and maintaining the complex, critical infrastructure that supports modern daily living and quality of life. Ethics and integrity are foundational in our ability to be successful and are engrained in our culture and core values. Across all areas of our business, we maintain focus on compliance and doing the right thing, and integrity is essential to every aspect of our business, in both policy and practice. Accordingly, we are committed to ensuring compliance with all applicable laws and regulations, and to maintaining the highest standards of ethical conduct in accordance with our code of conduct.

Health and Safety

Ensuring the safety of our employees and those around us is integral to who we are, and paramount to our success and sustainability. The journey to achieving and maintaining a zero-incident safety performance requires a strong culture of safety and hands-on leadership, combined with robust training along with comprehensive policies, processes, and systems to plan, perform, report, measure, and review, and to continuously improve our performance. We have incorporated safety as a key performance metric in our incentive compensation plan by measuring our annual Total Recordable Incident Rate (''TRIR''), which is calculated by multiplying the number of recordable incidents by 200,000 and dividing that number by the total hours worked each year. This metric is also used by others in our industry, which allows for a more objective comparison of our performance. Our TRIR was 0.73, 0.51, and 0.28 during fiscal years 2023, 2022, and 2021, respectively.

Diversity, Equity, and Inclusion (DEI)

Foundational to attracting, developing, and retaining a diverse, engaged workforce is our commitment to making sure our employees feel safe, know they are valued, know that their work matters, and are provided opportunities to achieve their maximum potential. We believe when we value each other's differences and encourage everyone's voice to be heard, we can break down the barriers that stifle ideas and opportunities.

In fiscal 2023, we continued to advance and strengthen our culture. We launched our first Employee Resource Groups (ERGs), creating employee-led pathways for inclusion. We also continued year-round learning opportunities on unconscious bias and other DEI-specific topics and enhanced our DEI education offering available to all employees through Matrix University, our internal training and development program. We strengthened our accountability by increasing the diversity of our independent Board Members based on gender and ethnicity; establishing our ERG Executive Sponsor Program; advancing development of an employee survey designed to measure effectiveness of our DEI efforts and setting the framework for data analysis to identify opportunities for improvement. We also continued our participation in CEO Action for Diversity & Inclusion and participated in a variety of community events including Advancing Oklahoma, a state-wide conversation on race, where our leadership served on the committee that developed comprehensive programming to engage participants in discussions about race and history, the criminal justice system, everyday conversations, education, business, image and attitudes, advocacy, and the future.

Total Rewards Package

As part of our compensation philosophy and to attract and retain superior talent, we offer and maintain market-competitive total rewards programs for our employees. In addition to base salaries, additional programs include incentive and project bonus opportunities, comprehensive healthcare coverage and insurance benefits, Company matched retirement plans, health savings and flexible spending accounts, an Employee Stock Purchase Plan, paid holidays and other paid time off, family leave, and flexible work schedules where possible. Other offerings include employee assistance programs with 365/24/7 access to resources and support, and Matrix HealthMatters, our robust wellness program that provides resources and education to help employees and their families get and stay healthy, focusing holistically on physical, mental and financial health.

Training and Employee Development Programs

Investment in continuous learning is essential to providing industry-leading expertise and service to our clients, continuous improvement across our organization, and meaningful career development opportunities for our people. From in-person to online courses, formalized and other specialized training, our employees benefit from opportunities to strengthen their leadership and management competencies, improve communication and interpersonal skills, and advance their technical proficiency. Through Matrix University, our people have access to resources that include a robust Learning Management System (LMS) that provides enterprise-wide access for employees to a number of online learning modules and support tools.

Our employees also benefit from the Matrix Performance Development Program, designed for collaborative development of annual performance goals and to promote continuous, transparent feedback between employees and their supervisors.

Employee Engagement

We also empower our employees to donate time, talent, and resources through Company-led initiatives, matching for employee charitable contributions, and paid volunteer time off. Each year, our employees collectively log thousands of hours participating in individual community service projects in addition to hours they invest serving on boards and participating in Company-sponsored charitable events. We also provide direct corporate financial support to nonprofit organizations in the communities where we live and work.

Patents and Proprietary Technology

Our subsidiaries have several patents and continue to pursue new ideas and innovations to better serve our customers in several areas of our business. The Flex-A-Span® and Flex-A-Seal® trademarks are utilized to market our unique seals for floating roof tanks. The Flowdome® trademark is used to market our geodesic dome tank roofs. Our SwingMaster® trademark is used to market our central type swing joints. The patent for the Training Tank for Personnel Entry, Exit and Rescue relates to a training device that can be used to train personnel on equipment that is made to simulate confined space scenarios. We hold two separate patents for Pipe Lifting and Orienting Apparatus and Method that is used to raise and lower pipes and to move them around the upper surface of floating roof of tanks. The Batten Joint for an Internal Floating Roof of a Fluid Tank allows us to overcome many of the disadvantages associated with other types of joints used for internal floating roofs for floating tanks.

We also hold a perpetual license to use various patents and technologies related to LNG storage tanks, liquid nitrogen/liquid oxygen storage tanks, liquid petroleum gas storage tanks and thermal vacuum chambers.

While our intellectual property is not our main business, we believe that the ability to use these patents, trademarks, and technology enables us to expand our presence in the markets we serve and minimizes the development costs typically associated with organic growth.

Regulation

Health and Safety Regulations

Our operations are subject to regulation by the U.S. Department of Labor Occupational Safety and Health Administration ("OSHA") and Mine Safety and Health Administration ("MSHA"), the U.S. Department of Transportation, and to regulation under state laws and by the Canadian Workers' Compensation Board and its Workplace Health, Safety and Compensation Commission. Regulations promulgated by these agencies require employers and independent contractors to implement work practices, medical surveillance systems and personnel protection programs to protect employees from workplace hazards and exposure to hazardous chemicals and materials. In recognition of the potential for accidents within various scopes of work, these agencies have enacted strict and comprehensive safety regulations. We have established and consistently reinforce and monitor compliance with comprehensive programs intended to ensure that we comply with all applicable health and safety regulations to protect the safety of our workers, subcontractors and customers. While we believe that we operate safely and prudently, there can be no assurance that accidents will not occur or that we will not incur substantial liability in connection with the operation of our businesses. In order to minimize the financial exposure resulting from potential accidents associated with our work, we maintain liability insurance to limit losses that could result from our work.

Environmental

We believe we have an obligation to better the world in which we live and work – to do today's work in a manner that advances and protects tomorrow's world for future generations. Across our organization, from our project sites to our offices, we are committed to environmental stewardship and to continuously seeking better, more sustainable ways to perform our work in existing and new markets, including renewables.

Our operations and the operations of our customers are subject to extensive and changing environmental laws and regulations. These laws and regulations relate primarily to air and water pollutants and the management and disposal of hazardous materials. We are exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such pollutants, substances or hazardous materials.

In order to limit costs incurred as a result of environmental exposure, we maintain contractor's pollution liability insurance that covers liability that may be incurred as a result of accidental releases of hazardous materials.

We believe that we are currently in compliance, in all material aspects, with all applicable environmental laws and regulations. We do not expect any material charges in subsequent periods relating to environmental conditions that currently exist and do not currently foresee any significant future capital spending relating to environmental matters.

Item 1A. Risk Factors

The following risk factors should be considered with the other information included in this Annual Report on Form 10-K. As we operate in a continuously changing environment, other risk factors may emerge which could have a material adverse effect on our results of operations, financial condition and cash flow.

Risk Factors Related to Our Business and Operations

Our results of operations depend upon the award of new contracts and the timing of those awards.

Our revenue is derived primarily from contracts awarded on a project-by-project basis. Generally, it is difficult to predict whether and when we will be awarded a new contract due to lengthy and complex bidding and selection processes, changes in existing or forecasted market conditions, customers' access to financing, governmental regulations, permitting and environmental matters. Because our revenue is derived from contract awards, our results of operations and cash flows can fluctuate materially from period to period.

The uncertainty associated with the timing of contract awards may reduce our short-term profitability as we balance our current capacity with expectations of future contract awards. If an expected contract award is delayed or not received, we could incur costs to maintain an idle workforce that may have a material adverse effect on our results of operations. Alternatively, we may decide that our long-term interests are best served by reducing our workforce and incurring increased costs associated with severance and termination benefits, which also could have a material adverse effect on our results of operations in the period incurred. Reducing our workforce could also impact our results of operations if we are unable to adequately staff projects that are awarded subsequent to a workforce reduction.

Demand for our products and services is cyclical and is vulnerable to the level of capital and maintenance spending of our customers and to downturns in the industries and markets we serve, as well as conditions in the general economy.

The demand for our products and services depends upon the existence of construction and maintenance projects primarily in the energy markets, including LNG, hydrogen, renewable energy, midstream and downstream petroleum, and other heavy industries in the United States and Canada. Therefore, it is likely that our business will continue to be cyclical in nature and vulnerable to general downturns in the United States, Canadian and world economies and negative changes in commodity and energy prices, which could adversely affect the demand for our products and services.

The availability of engineering and construction projects is dependent upon economic conditions and the outlook for renewable energy, hydrogen, natural gas, oil, petrochemical, industrial, and power industries, and specifically, the level of capital expenditures on energy infrastructure. Additionally, we expect our customers to benefit from bills such as the Infrastructure Investment and Jobs Act and the Inflation Reduction Act. While spending and stimulus bills are expected to provide funding in many of the markets in which we operate, we may not be able to obtain the expected benefits from these bills or similar bills in the future. Our failure to obtain projects, the delay of project awards, the cancellation of projects or delays in the execution of contracts has resulted and may continue to result in under-utilization of our resources, which could adversely impact our revenue, margins, operating results and cash flow. There are numerous factors beyond our control that influence the level of maintenance and capital expenditures of our customers, including:

- the demand for alternative and renewable energy products, including hydrogen;

- ability and demand to export LNG and other hydrocarbon products;

- the demand for natural gas, oil and electricity;

- current or projected commodity prices, including natural gas, oil, power and mineral prices;

- refining margins;

- the ability of energy and industrial companies to generate, access and deploy capital;

- interest rates;

- technological challenges and advances;

- tax incentives, including those for alternative energy projects;

- regulatory restraints on the rates that power companies may charge their customers; and

- local, national and international political and economic conditions.

Our profitability could be negatively impacted if we are not able to maintain appropriate utilization of our workforce.

The extent to which we utilize our workforce affects our profitability. If we under utilize our workforce, our gross margins and overall profitability suffer in the short-term. If we over utilize our workforce, we may negatively impact safety, employee satisfaction and project execution. The utilization of our workforce is impacted by numerous factors including:

- our estimate of the headcount requirements for various operating units based upon our forecast of the demand for our products and services;

- our ability to maintain our talent base and manage attrition;

- productivity;

- our ability to schedule our portfolio of projects to efficiently utilize our employees and minimize downtime between project assignments; and

- our need to invest time and resources into functions such as training, business development, employee recruiting, and sales that are not chargeable to customer projects.

An inability to attract and retain qualified personnel, and in particular, engineers, project managers, and skilled craft workers, could impact our ability to perform on our contracts, which could harm our business and impair our future revenue and profitability.

Our ability to attract and retain qualified engineers, project managers, skilled craftsmen and other experienced professionals in accordance with our need is an important factor in our ability to maintain profitability and grow our business. The market for these professionals is competitive, particularly during periods of economic growth when the supply is limited. We cannot provide any assurance that we will be successful in our efforts to retain or attract qualified personnel when needed. Therefore, when we anticipate or experience growing demand for our services, we may incur additional cost to maintain a professional staff in excess of our current contract needs in an effort to have sufficient qualified personnel available to address this anticipated demand. If we do incur additional compensation and benefit costs, our customer contracts may not allow us to pass through these costs.

Competent and experienced engineers, project estimators, project managers, and craft workers are especially critical to the profitable performance of our contracts, particularly on our fixed-price contracts where superior design and execution of the project can result in profits greater than originally estimated or where inferior design and project execution can reduce or eliminate estimated profits or even result in a loss.

Our project managers are involved in most aspects of contracting and contract execution, including:

- supervising the bidding process, including providing estimates of significant cost components, such as material and equipment needs, and the size, productivity and composition of the workforce;

- negotiating contracts;

- supervising project performance, including performance by our employees, subcontractors and other third-party suppliers and vendors;

- estimating costs for completion of contracts that is used to estimate amounts that can be reported as revenue and earnings on the contract under the percentage-of-completion method of accounting;

- negotiating requests for change orders and the final terms of approved change orders; and

- determining and documenting claims by us for increased costs incurred due to the failure of customers, subcontractors and other third-party suppliers of equipment and materials to perform on a timely basis and in accordance with contract terms.

The loss of one or more of our significant customers could adversely affect us.

One or more customers have in the past and may in the future contribute a material portion of our revenue in any one year. Because these significant customers generally contract with us for specific projects or for specific periods of time, we may lose

these customers from year to year as the projects or maintenance contracts are completed. The loss of business from any one of these customers could have a material adverse effect on our business or results of operations.

Our backlog is subject to unexpected fluctuations, adjustments and cancellations and does not include the full value of our long-term maintenance contracts, and therefore, may not be a reliable indicator of our future earnings.

Backlog may not be a reliable indicator of our future performance. We cannot guarantee that the revenue projected in our backlog will be realized or profitable. Projects may remain in our backlog for an extended period of time. In addition, project cancellations or scope adjustments may occur from time to time with respect to contracts included in our backlog that could reduce the dollar amount of our backlog and the revenue and profits that we actually earn. Many of our contracts have termination rights. Therefore, project adjustments may occur from time to time to contracts in our backlog.

The terms of our contracts could expose us to unforeseen costs and costs not within our control, which may not be recoverable and could adversely affect our results of operations and financial condition.

A significant amount of our work is performed under fixed-price contracts. Under fixed-price contracts, we agree to perform the contract for a fixed price and, as a result, can improve our expected profit by superior execution, productivity, workplace safety and other factors resulting in cost savings. However, we could incur cost overruns above the approved contract price, which may not be recoverable. Under certain incentive fixed-price contracts, we may agree to share with a customer a portion of any savings we generate while the customer agrees to bear a portion of any increased costs we may incur up to a negotiated ceiling. To the extent costs exceed the negotiated ceiling price, we may be required to absorb some or all of the cost overruns.

Fixed-price contract prices are established based largely upon estimates and assumptions relating to project scope and specifications, personnel and productivity, material needs, and site conditions. These estimates and assumptions may prove inaccurate, or conditions may change due to factors out of our control, resulting in cost overruns, which we may be required to absorb and which could have a material adverse effect on our business, financial condition and results of operations. In addition, our profits from these contracts could decrease or we could experience losses if we incur difficulties in performing the contracts or are unable to secure fixed-pricing commitments from our manufacturers, suppliers and subcontractors at the time we enter into fixed-price contracts with our customers.

Under cost-plus and time-and-material contracts, we perform our services in return for payment of our agreed upon reimbursable costs plus a profit. The profit component is typically expressed in the contract either as a percentage of the reimbursable costs we actually incur or is factored into the rates we charge for labor or for the cost of equipment and materials, if any, we are required to provide. Our profit could be negatively impacted if our actual costs exceed the estimated costs utilized to establish the billing rates included in the contracts.

We may incur significant costs in providing services in excess of original project scope without having an approved change order.

After commencement of a contract, we may perform, without the benefit of an approved change order from the customer, additional services requested by the customer that were not contemplated in our contract price for various reasons, including customer changes or incomplete or inaccurate engineering, changes in project specifications and other similar information provided to us by the customer. Our construction contracts generally require the customer to compensate us for additional work or expenses incurred under these circumstances.

A failure to obtain adequate compensation for these matters could require us to record in the current period an adjustment to revenue and profit recognized in prior periods under the percentage-of-completion accounting method. Any such adjustments, if substantial, could have a material adverse effect on our results of operations and financial condition, particularly for the period in which such adjustments are made. We can provide no assurance that we will be successful in obtaining, through negotiation, arbitration, litigation or otherwise, approved change orders in an amount adequate to compensate us for our additional work or expenses.

Our business may be affected by difficult work sites and environments, which may adversely affect our overall business.

We perform our work under a variety of conditions, including, but not limited to, difficult terrain, difficult site conditions and busy urban centers where delivery of materials and availability of labor may be impacted. Performing work under these conditions can slow our progress, potentially causing us to incur contractual liability to our customers. These difficult conditions may also cause us to incur additional, unanticipated costs that we might not be able to pass on to our customers.

We are susceptible to severe weather conditions, including those caused by climate change or otherwise, which may harm our business and financial results.

Our business may be adversely affected by severe weather in areas where we have significant operations. Repercussions of severe weather conditions may include:

- curtailment of services;

- suspension of operations;

- inability to meet performance schedules in accordance with contracts and potential liability for liquidated damages;

- injuries or fatalities;

- weather related damage to our facilities or work-in-progress on project sites;

- disruption of information systems;

- inability to receive machinery, equipment and materials at job sites; and

- loss of productivity.

The frequency and severity of severe weather conditions may be enhanced by present and future changes to our climate.

Our business has been affected by inflation, supply chain disruptions and shortages of materials and labor.

Following the onset of the pandemic and with the ongoing conflict between Ukraine and Russia in Europe, there has been a high degree of volatility in commodity and energy markets that affect our client's businesses. In addition, inflation in the United States has reached multi-decade highs. In some cases we have had to bid more competitively than before to win work, which has compressed margins somewhat given the higher inflation. It is uncertain how this market environment will impact our business, both positively or negatively.

Domestic and foreign trade tariffs could raise the price and reduce the availability of raw materials to us, which could negatively impact our operating results and financial condition.

Domestic and foreign trade tariffs could raise the price and reduce the availability of raw materials such as steel plate and steel pipe, which are key materials used by us. Supplies of these materials are available throughout the United States and globally from numerous sources. We anticipate that adequate amounts of these materials will be available in the foreseeable future. However, if trade tariffs should significantly impact the price and availability of these materials, we could experience lower gross margins, operational inefficiencies and project delays.

Unsatisfactory safety performance may subject us to penalties, affect customer relationships, result in higher operating costs, negatively impact employee morale and result in higher employee turnover.

Our projects are conducted at a variety of sites including construction sites and industrial facilities. With each location, hazards are part of the day-to-day exposures that we must manage on a continuous basis to ensure our employees return home from work the same way they arrived. We understand that everyone plays a role with safety and everyone can make a difference with their active participation. With our proactive approach, our strategy is to identify the exposures and correct them before they result in an incident whether that involves an injury, damage or destruction of property, plant and equipment or an environmental impact. We are intensely focused on maintaining a strong safety culture and strive for zero incidents.

Although we have taken what we believe are appropriate precautions to adequately train and equip our employees, we have experienced serious accidents, including fatalities, in the past and may experience additional accidents in the future. Serious accidents may subject us to penalties, civil litigation or criminal prosecution. Claims for damages to persons, including claims for bodily injury or loss of life, could result in costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. Poor safety performance could also jeopardize our relationships with our customers and increase our insurance premiums.

We are exposed to credit risk from customers. If we experience delays and/or defaults in customer payments, we could suffer liquidity problems or we could be unable to recover amounts owed to us.

Under the terms of our contracts, at times we commit resources to customer projects prior to receiving payments from customers in amounts sufficient to cover expenditures on these projects as they are incurred. Many of our fixed-price or cost-

plus contracts require us to satisfy specified progress milestones or performance standards in order to receive a payment. Under these types of arrangements, we may incur significant costs for labor, equipment and supplies prior to receipt of payment. If the customer fails or refuses to pay us for any reason, there is no assurance we will be able to collect amounts due to us for costs previously incurred. In some cases, we may find it necessary to terminate subcontracts with suppliers engaged by us to assist in performing a contract, and we may incur costs or penalties for canceling our commitments to them. Delays in customer payments require an investment in working capital. If we are unable to collect amounts owed to us under our contracts, we may be required to record a charge against previously recognized earnings related to the project, and our liquidity, financial condition and results of operations could be adversely affected.

We contribute to multiemployer plans that could result in liabilities to us if those plans are terminated or if we withdraw from those plans.

We contribute to several multiemployer pension plans for employees covered by collective bargaining agreements. These plans are not administered by us and contributions are determined in accordance with provisions of negotiated labor contracts. The Employee Retirement Income Security Act of 1974, as amended by the Multiemployer Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to a multiemployer plan in the event of the employer's withdrawal from, or upon termination of, such plan. If we terminate, withdraw, or partially withdraw from other multiemployer pension plans, we could be required to make significant cash contributions to fund that plan's unfunded vested benefit, which could materially and adversely affect our financial condition and results of operations; however, we are not currently able to determine the net assets and actuarial present value of the multiemployer pension plans' unfunded vested benefits allocable to us, if any, and we are not presently aware of the amounts, if any, for which we may be contingently liable if we were to withdraw from any of these plans. In addition, if the funding level of any of these multiemployer plans becomes classified as "critical status" under the Pension Protection Act of 2006, we could be required to make significant additional contributions to those plans.

A failure or outage in our operational systems or cyber security attacks on any of our systems, or those of third parties, may adversely affect our financial results.

We have become more reliant on technology to help increase efficiency in our business. We use numerous technologies to help run our operations, and this may subject our business to increased risks. Any cyber security attack that affects our facilities, our systems, our customers and any of our financial data could have a material adverse effect on our business. In addition, a cyber-attack on our customer and employee data may result in a financial loss, including potential fines for failure to safeguard data, and may damage our reputation. Third-party systems on which we rely could also suffer system failure. Any of these occurrences could disrupt our business, result in potential liability or reputational damage or otherwise have an adverse effect on our financial results.

We have experienced cybersecurity threats to our information technology infrastructure and have experienced cyber-attacks, attempts to breach our systems and other similar incidents. Such prior events have not had a material impact on our financial condition, results of operations or liquidity. However, future threats could cause harm to our business and our reputation, as well as negatively impact our results of operations materially. Our insurance coverage may not be adequate to cover all the costs related to cyber-attacks or disruptions resulting from such events.

Any security breach resulting in the unauthorized use or disclosure of certain personal information could put individuals at risk of identity theft and financial or other harm and result in costs to us in investigation, remediation, legal defense and in liability to parties who are financially harmed. We may incur significant costs to protect against the threat of information security breaches or to respond to or alleviate problems caused by such breaches. For example, laws may require notification to regulators, clients or employees and enlisting credit monitoring or identity theft protection in the event of a privacy breach. A cybersecurity attack could also be directed at our systems and result in interruptions in our operations or delivery of services to our clients and their customers. Furthermore, a material security breach could cause us to lose revenue, lose clients or cause damage to our reputation.

To reduce organizational risk from cybersecurity threats, we carry cyber liability insurance and have undertaken several initiatives in recent years. We strengthened our identity and access management capabilities by requiring multi-factor authentication, increased the threat detection efficiencies within our security information and event management capacity, and completed projects designed to reduce our organization's external attack surface. In addition, in the area of security awareness and training, we have updated our foundational curriculum, established mandatory recurring training requirements, and commenced periodic phishing campaign assessments.

We rely on internally and externally developed software applications and systems to support critical functions including project management, estimating, scheduling, human resources, accounting, and financial reporting. Any sudden loss, disruption or unexpected costs to maintain these systems could significantly increase our operational expense as well as disrupt the management of our business operations.

We rely on various software systems to conduct our critical operating and administrative functions. We depend on our software vendors to provide long-term software maintenance support for our information systems. Software vendors may decide to discontinue further development, integration or long-term software maintenance support for our information systems, in which case we may need to abandon one or more of our current information systems and migrate some or all of our project management, human resources, estimating, scheduling, accounting and financial information to other systems, thus increasing our operational expense as well as disrupting the management of our business operations.

Financial Risks

Our borrowing capacity under our Credit Agreement is determined by the size of our borrowing base and if the size of our borrowing base does not provide adequate liquidity, then we may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our strategic plan.

Management believes it has sufficient cash on hand and will generate sufficient cash from operations to fund the business. However, should we require additional liquidity, there is risk that we will be unable access the amount of additional liquidity needed from our Credit Agreement if the level of assets included in the borrowing base is insufficient. The borrowing base includes restricted cash plus a percentage of the value of certain accounts receivable, inventory and equipment, reduced for certain reserves. Accounts receivable eligible to be included in the borrowing base are generally limited to receivables associated with cost reimbursable work. While receivables associated with fixed price work do not increase the borrowing base, such work often has upfront billings, which help support the liquidity needs of the business. As of June 30, 2023, our borrowing base was $67.0 million. Our borrowing base has ranged from $67.0 million to $83.2 million during fiscal 2023.

To the extent that cash on hand, cash flow from operations, and borrowing availability under the Credit Agreement are insufficient to make future investments, or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results; and those factors may affect our efforts to arrange additional financing on terms that are satisfactory to us. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments or respond to competitive challenges.

Our Credit Agreement imposes restrictions that may limit business alternatives.

Our Credit Agreement prohibits or limits us from making acquisitions, repurchasing equity, incurring additional debt, acquiring or disposing of assets, or making other distributions, including cash dividends. In addition, our Credit Agreement requires that we comply with a Fixed Charge Coverage Ratio financial covenant under certain conditions. These covenants and restrictions may impact our ability to effectively execute operating and strategic plans and our operating performance may not be sufficient to comply with the required covenants.

Our failure to comply with one or more of the covenants in our Credit Agreement could result in an event of default. We can provide no assurance that a default could be remedied, or that our creditors would grant a waiver or further amend the terms of the Credit Agreement.

We may be unable to compete for projects if we are not able to obtain surety bonds or letters of credit.

A portion of our business depends on our ability to provide surety bonds or letters of credit. Current or future market conditions, including losses incurred in the construction industry or as a result of large corporate bankruptcies, as well as changes in our sureties' assessment of our operating and financial risk, could cause our surety providers and lenders to decline to issue or renew, or substantially reduce the amount of, bid or performance bonds for our work and could increase our costs associated with collateral. These actions could be taken on short notice. If our surety providers or lenders were to limit or eliminate our access to bonding or letters of credit, our alternatives would include seeking capacity from other sureties and lenders or finding more business that does not require bonds or that allows for other forms of collateral for project performance, such as cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all, which could affect our ability to bid for or work on certain future projects requiring financial assurances.

Under standard terms in the surety market, sureties issue or continue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing or renewing bonds. If we were to experience an interruption or reduction in the availability of bonding capacity as a result of these or other reasons, we may be unable to compete for or work on certain projects that require bonding.

Accounting Risks

Our use of percentage-of-completion accounting for fixed-price contracts and our reporting of profits for cost-plus contracts prior to contract completion could result in a reduction or elimination of previously reported profits.

Revenue for fixed-price contracts is recognized using the percentage-of-completion method of accounting. Under percentage-of-completion accounting, contract revenue and earnings are recognized ratably over the contract term based on the proportion of actual costs incurred to total estimated costs. We review our estimates of contract revenue, costs and profitability on a monthly basis. As a result, we may adjust our estimates on one or more occasions as a result of changes in cost estimates, change orders to the original contract, or claims against the customer for increased costs incurred by us due to customer-induced delays and other factors.

If estimates of costs to complete fixed-price contracts indicate a loss, a provision is made to accrue the total loss anticipated in the period the loss is determined. Contract profit estimates are also adjusted, on a percentage of completion basis, in the fiscal period in which it is determined that an adjustment is required. No restatements are made to prior periods. Further, many of our contracts contain various cost and performance incentives and penalties that impact the earnings we realize from our contracts, and adjustments related to these incentives and penalties are recorded on a percentage of completion basis in the period when estimable and probable.

As a result of the requirements of the percentage-of-completion method of accounting, the possibility exists that we could have estimated and reported a profit on a contract over several prior periods and later determine, as a result of additional information, that all or a portion of such previously estimated and reported profits were overstated. If this occurs, the full aggregate amount of the overstatement will be recognized in the period in which such change in estimate occurs.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

To prepare financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets, liabilities, revenue and expenses and disclosures of contingent assets and liabilities. Areas requiring significant estimation by our management include:

- contract costs and application of percentage-of-completion accounting;

- provisions for uncollectable receivables from customers for invoiced amounts;

- the amount and collectability of unpriced change orders and claims against customers;

- provisions for income taxes and related valuation allowances;

- recoverability of goodwill and intangible assets;

- valuation of assets acquired and liabilities assumed in connection with business combinations; and

- accruals for estimated liabilities, including litigation and insurance reserves.

Our actual results could materially differ from these estimates.

Earnings for future periods may be affected by impairment charges.

Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. We perform annual goodwill impairment reviews in the fourth quarter of every fiscal year. In addition, we perform an impairment review whenever events or changes in circumstances indicate the fair value of a goodwill reporting unit may be less than its carrying value or the carrying value of an intangible or fixed asset may not recoverable. As of June 30, 2023, we had $3.1 million of amortizing intangible assets and $29.1 million of non-amortizing goodwill representing 0.8% and 7.3% of our total assets, respectively.

Legal, Insurance, Regulatory and Compliance Risks

We are involved, and are likely to continue to be involved in legal proceedings, which will increase our costs and, if adversely determined, could have a material effect on our financial condition, results of operations, cash flows and liquidity.

We are currently a defendant in legal proceedings arising from the operation of our business, and it is reasonable to expect that we would be named in future actions. Many of the actions against us arise out of the normal course of performing services on project sites, and include workers' compensation claims, personal injury claims and contract disputes with our customers. From time to time, we are also named as a defendant for actions involving the violation of federal and state labor laws related to employment practices, wages and benefits. We may also be a plaintiff in legal proceedings against customers seeking to recover payment of contractual amounts due to us as well as claims for increased costs incurred by us resulting from, among other things, services performed by us at the request of a customer that are in excess of original project scope that are later disputed by the customer and customer-caused delays in our contract performance.

We maintain insurance against operating hazards in amounts that we believe are customary in our industry. However, our insurance policies include deductibles and certain coverage exclusions, so we cannot provide assurance that we are adequately insured against all of the risks associated with the conduct of our business. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our financial condition, results of operations, cash flows and liquidity.

Litigation, regardless of its outcome, is expensive, typically diverts the efforts of our management away from operations for varying periods of time, and can disrupt or otherwise adversely impact our relationships with current or potential customers, subcontractors and suppliers. Payment and claim disputes with customers may also cause us to incur increased interest costs resulting from incurring indebtedness under our revolving line of credit or receiving less interest income resulting from fewer funds invested due to the failure to receive payment for disputed claims and accounts.

Our projects expose us to potential professional liability, product liability, pollution liability, warranty and other claims, which could be expensive, damage our reputation and harm our business. We may not be able to obtain or maintain adequate insurance to cover these claims.

We perform construction and maintenance services at large industrial facilities where accidents or system failures can be disastrous and costly. Any catastrophic occurrence in excess of our insurance limits at locations engineered or constructed by us or where our products are installed or services performed could result in significant professional liability, product liability, warranty and other claims against us by our customers, including claims for cost overruns and the failure of the project to meet contractually specified milestones or performance standards. Further, the rendering of our services on these projects could expose us to risks and claims by third parties and governmental agencies for personal injuries, property damage and environmental matters, among others. Any claim, regardless of its merit or eventual outcome, could result in substantial costs, divert management's attention and create negative publicity, particularly for claims relating to environmental matters where the amount of the claim could be extremely large. We may not be able to or may choose not to obtain or maintain insurance coverage for the types of claims described above. If we are unable to obtain insurance at an acceptable cost or otherwise protect against the claims described above, we will be exposed to significant liabilities, which may materially and adversely affect our financial condition and results of operations.

Employee, subcontractor or partner misconduct or our overall failure to comply with laws or regulations could harm our reputation, damage our relationships with customers, reduce our revenue and profits, and subject us to criminal and civil enforcement actions.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one of our employees, subcontractors or partners could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with safety standards, laws and regulations, customer requirements, regulations pertaining to the internal controls over financial reporting, environmental laws and any other applicable laws or regulations. The precautions we take to prevent and detect these activities may not be effective, since our internal controls are subject to inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate because of changed conditions, and fraud.

Our failure to comply with applicable laws or regulations or acts of misconduct could subject us to fines and penalties, harm our reputation, damage our relationships with customers, reduce our revenue and profits and subject us to criminal and civil enforcement actions.

Environmental factors and changes in laws and regulations could increase our costs and liabilities.

Our operations are subject to environmental laws and regulations, including those concerning emissions into the air; discharges into waterways; generation, storage, handling, treatment and disposal of hazardous material and wastes; and health and safety.

Our projects often involve highly regulated materials, including hazardous wastes. Environmental laws and regulations generally impose limitations and standards for regulated materials and require us to obtain permits and comply with various other requirements. The improper characterization, handling, or disposal of regulated materials or any other failure by us to comply with federal, state and local environmental laws and regulations or associated environmental permits could subject us to the assessment of administrative, civil and criminal penalties, the imposition of investigatory or remedial obligations, or the issuance of injunctions that could restrict or prevent our ability to operate our business and complete contracted projects.

In addition, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), and comparable state and foreign laws, we may be required to investigate and remediate regulated materials. CERCLA and the comparable state laws typically impose liability without regard to whether a company knew of or caused the release, and liability for the entire cost of clean-up can be imposed upon any responsible party.

We are subject to numerous other laws and regulations including those related to business registrations and licenses, environment, workplace, employment, health and safety. These laws and regulations are complex, change frequently and could become more stringent in the future. It is impossible to predict the effect on us of any future changes to these laws and regulations. We can provide no absolute assurance that our operations will continue to comply with future laws and regulations or that the costs to comply with these laws and regulations and/or a failure to comply with these laws will not significantly adversely affect our business, financial condition and results of operations.

Climate change legislation or regulations restricting emissions of "greenhouse gases" could result in reduced demand for certain services and products we provide.

There has been an increased focus in the last several years on climate change in response to findings that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment. As a result, there have been a variety of regulatory developments, proposals or requirements and legislative initiatives as well as pressure from institutional investors to restrict the emission of greenhouse gases. The growing imperative on customers for whom we provide services to limit greenhouse gas emissions could affect demand for certain services and products we provide. Further, scientists have concluded that increasing greenhouse gas concentrations in the atmosphere may produce physical effects, such as increased severity and frequency of storms, droughts, floods and other climate events. Such climate events have the potential to adversely affect certain operations or those of certain customers, which in turn could have a negative effect on us. We believe this risk is partly mitigated by new project opportunities resulting from our customers' investment in cleaner energy sources.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials or others for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in parts of the world that have experienced corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We train our personnel concerning anti-bribery laws and issues, and we also inform our customers, vendors, and others who work for us or on our behalf that they must comply with anti-bribery law requirements. We also have procedures and controls in place to monitor compliance. We cannot assure that our internal controls and procedures always will protect us from the possible reckless or criminal acts committed by our employees or agents. If we are found to be liable for anti-bribery law violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others including our partners, agents, subcontractors or suppliers), we could suffer from criminal or civil penalties or other sanctions, including contract cancellations or debarment, and loss of reputation, any of which could have a material adverse effect on our business. Litigation or investigations relating to alleged or suspected violations of anti-bribery laws, even if ultimately such litigation or investigations demonstrate that we did not violate anti-bribery laws, could be costly and could divert management's attention away from other aspects of our business.

Economic, political and other risks associated with international operations could adversely affect our business.

A small portion of our operations are conducted outside the United States, and accordingly, our business is subject to risks associated with doing business internationally, including changes in foreign currency exchange rates, instability in political or economic conditions, difficulty in repatriating cash proceeds, differing employee relations, differing regulatory environments,

trade protection measures, and difficulty in administering and enforcing corporate policies which may be different than the normal business practices of local cultures.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal properties are as follows:

Location	Description of Facility	Segment	Interest
United States:			
Tulsa, Oklahoma	Corporate headquarters and regional office	All segments	Leased
Bellingham, Washington	Regional office, fabrication facility and warehouse	Process and Industrial Facilities, Storage and Terminal Solutions	Owned
Broomall, Pennsylvania	Regional office	All segments	Leased
Catoosa, Oklahoma	Fabrication facility, regional offices and warehouses	All segments	Leased & Owned [1]
Columbus, Ohio	Regional office	All segments	Leased
Houston, Texas	Regional offices and warehouse	All segments	Leased & Owned
Norco, California	Regional office and warehouse	Process and Industrial Facilities, Storage and Terminal Solutions	Leased
Orange, California	Regional office and fabrication and warehouse facility	Process and Industrial Facilities, Storage and Terminal Solutions	Leased
Pittsburgh, Pennsylvania	Regional office	All segments	Leased
Somerset, New Jersey	Regional office and warehouse	Utility and Power Infrastructure, Process and Industrial Facilities	Leased
Temperance, Michigan	Regional office and warehouse	Storage and Terminal Solutions	Owned
Tucson, Arizona	Regional office and warehouse	Process and Industrial Facilities, Storage and Terminal Solutions	Leased
International:			
Leduc, Alberta, Canada	Regional office and warehouse	Storage and Terminal Solutions	Leased
Sarnia, Ontario, Canada	Regional office and warehouse	Storage and Terminal Solutions	Owned
Paju-si, Gyeonggi-do, South Korea	Fabrication facility, regional office and warehouse	Storage and Terminal Solutions	Owned
Sydney, New South Wales, Australia	Regional office	Storage and Terminal Solutions	Leased

_____

(1) We constructed certain facilities on land acquired through ground leases with renewal options.

In addition to the locations listed above, we have smaller regional locations and temporary office facilities at numerous customer locations throughout the United States and Canada.

Item 3.   Legal Proceedings

We are a party to a number of legal proceedings. See Part II., Item 8. Financial Statements and Supplementary Data, Note 7 - Commitments and Contingencies, for a description of our material ongoing litigation.

Item 4.   Mine Safety Disclosures

Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") requires domestic mine operators to disclose violations and orders issued under the Federal Mine Safety and Health Act of 1977 (the "Mine Act") by the federal Mine Safety and Health Administration. We do not act as owner of any mines, but as a result of our performing services or construction at mine sites as an independent contractor, we may be considered an "operator" within the meaning of the Mine Act.

Information concerning mine safety violations or other regulatory matters required to be disclosed in this annual report under Section 1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K is included in Exhibit 95 to this Annual Report on Form 10-K.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock trades on the NASDAQ Global Select Market under the trading symbol "MTRX". Substantially all of our stockholders maintain their shares in "street name" accounts and are not individually stockholders of record. As of August 31, 2023, there were 19 holders of record of our common stock.

Dividend Policy

We have never paid cash dividends on our common stock and the terms of our Credit Agreement prohibit us from paying cash dividends (see Item 8. Financial Statements and Supplementary Data, Note 5 - Debt for more information about our Credit Agreement). Any future dividend payments will depend on the terms of our Credit Agreement, our financial condition, capital requirements and earnings as well as other relevant factors.

Issuer Purchases of Equity Securities

We may repurchase common stock pursuant to the Stock Buyback Program, which was approved by the board of directors in November 2018. Under the program, the aggregate number of shares repurchased may not exceed 2,707,175 shares. We may repurchase our stock from time to time in the open market at prevailing market prices or in privately negotiated transactions and are not obligated to purchase any shares. The program will continue unless and until it is modified or revoked by the Board of Directors. We made no repurchases under the program during fiscal 2023 and have no current plans to repurchase stock. As of June 30, 2023, there were 1,349,037 shares available for repurchase under the Stock Buyback Program. The terms of our ABL Facility limit share repurchases to $2.5 million per fiscal year provided that we meet certain availability thresholds and do not violate our Fixed Charge Coverage Ratio financial covenant.

Performance Graph

The following Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following graph compares, for the period from June 30, 2018 to June 30, 2023, the cumulative stockholder return on our common stock with the cumulative total return of the NASDAQ Composite Index and the Dow Jones U.S. Heavy Construction Index.

The graph below assumes an investment of $100 (with reinvestment of all dividends) in our common stock, the NASDAQ Composite Index, and the Dow Jones U.S. Heavy Construction Index on June 30, 2018 and tracks their relative performance through June 30, 2023. The stock price performance reflected in the following graph is not necessarily indicative of future stock performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Matrix Service Company, the NASDAQ Composite Index and the Dow Jones US Heavy Construction Index



*$100 invested on 6/30/18 in stock or index, including reinvestment of dividends.
Fiscal year ending June 30.

	June 30,					
	2018	2019	2020	2021	2022	2023
Matrix Service Company	$ 100.00	$ 110.41	$ 52.97	$ 57.22	$ 27.57	$ 32.10
NASDAQ Composite	$ 100.00	$ 107.78	$ 136.82	$ 198.71	$ 152.16	$ 191.93
Dow Jones US Heavy Construction	$ 100.00	$ 105.65	$ 91.74	$ 166.99	$ 177.36	$ 262.47

Item 6.   Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP represents a comprehensive set of accounting and disclosure rules and requirements, the application of which requires management judgments and estimates including, in certain circumstances, choices between acceptable GAAP alternatives. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions. Note 1 - Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements included in Part II, Item 8 - Financial Statements and Supplementary Data in this Annual Report on Form 10-K, contains a comprehensive summary of our significant accounting policies. The following is a discussion of our most critical accounting policies, estimates, judgments and uncertainties that are inherent in our application of GAAP.

RESULTS OF OPERATIONS

Reportable Segments

We operate our business through three reportable segments:

- **Storage and Terminal Solutions**: primarily consists of engineering, procurement, fabrication, and construction services related to cryogenic and other specialty tanks and terminals for LNG, NGLs, hydrogen, ammonia, propane, butane, liquid nitrogen/liquid oxygen, and liquid petroleum. Also includes work related to traditional aboveground crude oil and refined product storage tanks and terminals. This segment also includes terminal balance of plant work, truck and rail loading/offloading facilities, and marine structures as well as storage tank and terminal maintenance and repair. Finally, we manufacture and sell precision engineered specialty tank products, including geodesic domes, aluminum internal floating roofs, floating suction and skimmer systems, roof drain systems and floating roof seals.

- **Utility and Power Infrastructure**: primarily consists of engineering, procurement, fabrication, and construction services to support growing demand for LNG utility peak shaving facilities. We also perform traditional electrical work for public and private utilities, including construction of new substations, upgrades of existing substations, transmission and distribution line installations, and upgrades and maintenance including live wire work. Work may also include emergency and storm restoration services. We also provide construction services to a variety of power generation facilities, including natural gas fired facilities in simple or combined cycle configurations.

- **Process and Industrial Facilities**: primarily consists of plant maintenance, repair, and turnarounds in the downstream and midstream markets for energy clients including refining and processing of crude oil, fractionating, and marketing of natural gas and natural gas liquids. Also includes engineering, procurement, fabrication, and construction for refinery upgrades and retrofits for renewable fuels. We also construct thermal vacuum test chambers for aerospace and defense industries and other infrastructure for industries including petrochemical, sulfur, mining and minerals primarily in the extraction of non-ferrous metals, cement, agriculture, wastewater treatment facilities and other industrial customers.

Overview

The majority of the work for all segments is performed in the United States, with 9.4% of revenue generated internationally during fiscal 2023, 9.5% in fiscal 2022 and 10.2% in fiscal 2021. The percentage of revenue generated internationally decreased in fiscal 2023 and fiscal 2022 compared to fiscal 2021 primarily due to higher domestic revenue growth.

Significant period to period changes in revenue, gross profits and operating results between fiscal 2023 and fiscal 2022 are discussed below on a consolidated basis for each segment. A discussion of results of operations changes between fiscal 2022 and fiscal 2021 is included in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended June 30, 2022, which was filed with the SEC on October 11, 2022.

Matrix Service Company
Results of Operations
(In thousands)

	Storage and Terminal Solutions	Utility and Power Infrastructure	Process and Industrial Facilities	Corporate	Total
Fiscal Year 2023					
Consolidated revenue	$ 255,693	$ 169,504	$ 369,823	$ —	$ 795,020
Gross profit (loss)	10,470	10,699	10,756	(1,105)	30,820
Gross profit (loss) %	4.1 %	6.3 %	2.9 %	— %	3.9 %
Selling, general and administrative expenses	20,054	7,045	14,909	26,241	68,249
Goodwill impairment and restructuring costs	969	37	13,288	1,164	15,458
Operating profit (loss)	(10,553)	3,617	(17,441)	(28,510)	(52,887)
Operating profit (loss) %	(4.1)%	2.1 %	(4.7)%	— %	(6.7)%
Fiscal Year 2022					
Consolidated revenue	$ 232,839	$ 220,093	$ 254,848	$ —	$ 707,780
Gross profit (loss)	262	(8,586)	9,270	(2,152)	(1,206)
Gross profit (loss) %	0.1 %	(3.9)%	3.6 %	— %	(0.2)%
Selling, general and administrative expenses	17,284	11,771	12,506	26,129	67,690
Restructuring costs	7,330	2,746	6,867	2,015	18,958
Operating loss	(24,352)	(23,103)	(10,103)	(30,296)	(87,854)
Operating loss %	(10.5)%	(10.5)%	(4.0)%	— %	(12.4)%
Variances Fiscal Year 2023 to Fiscal Year 2022 Increase/(Decrease)					
Consolidated revenue	$ 22,854	$ (50,589)	$ 114,975	$ —	$ 87,240
Gross profit (loss)	10,208	19,285	1,486	1,047	32,026
Selling, general and administrative expenses	2,770	(4,726)	2,403	112	559
Goodwill impairment and restructuring costs	(6,361)	(2,709)	6,421	(851)	(3,500)
Operating profit (loss)	13,799	26,720	(7,338)	1,786	34,967

Operational Update

During fiscal 2023, strong bidding activity resulted in project awards of $1.3 billion and we ended the fiscal year with $1.1 billion of backlog, the highest level since the end of fiscal 2019. Based on this building momentum, the process of returning revenue volume to pre-pandemic levels is well underway. Accordingly, we are expecting revenue growth to be stronger in fiscal 2024 than it was in fiscal 2023. However, some of the new awards are for significant capital projects that will not commence until the latter half of fiscal 2024 and will be recognized as revenue over a multi-year period.

Many of the projects booked during fiscal 2023 are large capital projects with gross margins at our pre-pandemic historical gross margin range. In addition, growing revenue volume combined with cost reductions implemented in recent years should allow us to better leverage our cost structure, which will further enhance gross margins in fiscal 2024 and beyond.

Backlog

We define backlog as the total dollar amount of revenue that we expect to recognize as a result of performing work that has been awarded to us through a signed contract, limited notice to proceed ("LNTP") or other type of assurance that we consider firm. The following arrangements are considered firm:

- fixed-price awards;
- minimum customer commitments on cost plus arrangements; and
- certain time and material arrangements in which the estimated value is firm or can be estimated with a reasonable amount of certainty in both timing and amounts.

For long-term maintenance contracts with no minimum commitments and other established customer agreements, we include only the amounts that we expect to recognize as revenue over the next 12 months. For arrangements in which we have received a LNTP, we include the entire scope of work in our backlog if we conclude that the likelihood of the full project proceeding as high. For all other arrangements, we calculate backlog as the estimated contract amount less revenue recognized as of the reporting date.

The following table provides a summary of changes in our backlog in fiscal 2023:

	Storage and Terminal Solutions	Utility and Power Infrastructure	Process and Industrial Facilities	Total
	(In thousands)			
Backlog as of June 30, 2022	$ 195,114	$ 102,059	$ 292,287	$ 589,460
Project awards	354,510	526,963	444,148	1,325,621
Other adjustment[1]	(23,272)	—	(6,691)	(29,963)
Revenue recognized	(255,693)	(169,504)	(369,823)	(795,020)
Backlog as of June 30, 2023	$ 270,659	$ 459,518	$ 359,921	$ 1,090,098
Book-to-bill ratio[2]	1.4	3.1	1.2	1.7

(1) Backlog was reduced by $30.0 million to account for a reduction of work available to us in an existing facility upgrade and service program.
(2) Calculated by dividing project awards by revenue recognized.

In the Storage and Terminal Solutions segment, backlog increased by 38.7% as we booked $354.5 million of project awards during fiscal 2023. This segment includes significant opportunities for storage infrastructure projects related to natural gas, LNG, ammonia, hydrogen, NGLs and other forms of renewable energy. We believe LNG and hydrogen projects in particular will be key growth drivers for this segment. We were awarded a large-scale specialty vessel project in the second quarter following a similar award in the first quarter. Bidding activity on LNG projects has been strong and we expect that to continue.

In the Utility and Power Infrastructure segment, backlog increased by 350.2% as we booked $527.0 million of project awards in fiscal 2023. Project awards are primarily comprised of a project for the engineering, procurement, and construction of LNG peak shaving facilities and power delivery work. We received a significant LNG peak shaving project award during the fourth quarter of fiscal 2023. Our opportunity pipeline for LNG peak shaving projects continues to be promising, however those awards, while significant, can be less frequent. Project opportunities and bidding activity are strong for both the power delivery portion of the business and LNG peak shaving.

In the Process and Industrial Facilities segment, backlog increased by 23.1% as we booked $444.1 million of project awards in fiscal 2023. Included in project awards are a significant capital project awarded in the third quarter to upgrade a natural gas compressor station and contract growth on a capital project at a biodiesel facility. Client spending related to refinery maintenance and turnaround operations has continued to be strong, which also contributed significantly to project awards during the year. We continue to see demand for thermal vacuum chambers in the coming quarters, as well as increasing opportunities in mining and minerals, chemicals, and renewables. In addition, we are continuing to pursue opportunities for midstream gas work, including some larger scale projects.

Project awards in all segments are cyclical and are typically the result of a sales process that can take several months or years to complete. It is common for awards to shift from one period to another as the timing of awards is dependent upon a number of factors including changes in market conditions, permitting, off take agreements, project financing and other factors. Backlog volatility may increase for some segments from time to time when individual project awards are less frequent, but more significant. Awards for significant capital projects may be recognized as revenue over a multi-year period as the projects may take a few years to complete. We expect to recognize approximately 54% of our total backlog reported as of June 30, 2023 as revenue within fiscal 2024.

Fiscal 2023 Versus Fiscal 2022

Consolidated

Consolidated revenue was $795.0 million for fiscal 2023 compared to $707.8 million in fiscal 2022. On a segment basis, revenue increased in the Process and Industrial Facilities and Storage and Terminal Solutions segments by $115.0 million and $22.8 million, respectively. These increases were partially offset by a decrease in revenue of $50.6 million in the Utility and Power Infrastructure segment.

Consolidated gross profit was $30.8 million in fiscal 2023 compared to a gross loss of $1.2 million in fiscal 2022. Gross margin was 3.9% in fiscal 2023 compared to a negative gross margin of (0.2%) in fiscal 2022. Gross margins in fiscal 2023 were negatively impacted by the under recovery of construction overhead costs, unfavorable changes in the estimated recovery of change orders and increased forecasted costs to complete certain midstream gas processing projects, continued work on previously-booked projects with reduced gross margins awarded in a highly competitive time period. Gross margins in fiscal 2022 were negatively impacted by low revenue volume, which led to the under recovery of construction overhead costs. In addition, the competitive bidding environment and increased forecasts in costs to complete projects negatively impacted gross margins.

Consolidated Selling, General and Administrative ("SG&A") expenses were $68.2 million in fiscal 2023 compared to $67.7 million in fiscal 2022.

In the second quarter of fiscal 2023, we recorded $12.3 million of goodwill impairment. In the third quarter of fiscal 2022, we recorded $18.3 million of goodwill impairment. See Part II. Item 8, Financial Statements, Note 4 - Goodwill and Other Intangible Assets - Goodwill, for more information about the impairment.

As a result of actions taken to reduce our cost structure, we recorded $3.1 million of restructuring costs in fiscal 2023 and $0.6 million of restructuring costs in fiscal 2022. See Part II. Item 8, Financial Statements and Supplementary Data, Note 14 - Restructuring Costs, for more information.

Interest expense was $2.0 million in fiscal 2023 and $3.0 million in fiscal 2022. Interest expense consists primarily of interest on debt outstanding, unused capacity fees, amortization of deferred debt issuance costs, letter of credit fees and other interest. Interest expense in fiscal 2022 included $1.5 million of accelerated amortization of deferred debt amendment fees in the first quarter.

Other income included a $2.9 million gain on the sale of our industrial cleaning business in the fourth quarter of fiscal 2023. See Part II. Item 8, Financial Statements, Note 3 - Property, Plant and Equipment - Industrial Cleaning Disposal, for more information. In fiscal 2022, other income included a $32.4 million gain on the sale-leaseback of our regional office and fabrication and warehouse facility located in Orange, California. See Part II. Item 8, Financial Statements, Note 3 - Property, Plant and Equipment - Sale-leaseback Transaction, for more information.

Our effective tax rate for fiscal 2023 was 0.8% compared to (9.6)% in fiscal 2022. The effective tax rates for both periods were impacted by valuation allowances of $12.6 million and $17.9 million, respectively, placed on deferred tax assets. We placed a valuation allowance on all of our deferred tax assets in the second quarter of fiscal 2022 due to the existence of a cumulative loss over a three-year period. We will continue to place valuation allowances on newly generated deferred tax assets and will realize the benefit associated with the deferred tax assets for which the valuation allowance has been provided to the extent we generate taxable income in the future, or cumulative losses are no longer present and our future projections for growth or tax planning strategies are demonstrated.

In fiscal 2023 and 2022, net loss was $52.4 million and $63.9 million, respectively; or $1.94 and $2.39 per fully diluted share, respectively.

Storage and Terminal Solutions

Revenue for the Storage and Terminal Solutions segment was $255.7 million in fiscal 2023 compared to $232.8 million in fiscal 2022, an increase of $22.9 million. The increase in segment revenue is primarily a result of higher volumes of specialty vessel capital projects and tank repair and maintenance work.

The segment gross margin was 4.1% in fiscal 2023 compared to 0.1% in fiscal 2022. The fiscal 2023 segment gross margin improved on good project execution, but was negatively impacted by the under recovery of construction overhead costs due to low revenue volumes. The fiscal 2022 segment gross margin was negatively impacted by low revenue volume, which led to under recovery of construction overhead costs and a lower than previously forecasted margin on a thermal energy storage tank

repair and maintenance project, which had reduced segment gross profit by $6.3 million. In addition, segment gross margin was negatively impacted by smaller competitively priced capital projects in fiscal 2022.

Utility and Power Infrastructure

Revenue for the Utility and Power Infrastructure segment was $169.5 million in fiscal 2023 compared to $220.1 million in fiscal 2022. The decrease is primarily due to lower volumes of natural gas utility peak shaving work, partially offset by higher volumes of power delivery work. The reduction of peak shaving work is due to the timing of commencement of new projects and the completion of previous awarded projects. We expect peak shaving work to have a significant impact to segment revenue in the second half of fiscal 2024.

The segment gross margin was 6.3% in fiscal 2023 compared to a negative gross margin of (3.9%) in fiscal 2022. The segment gross margin for fiscal year 2023 was negatively impacted by continued work on projects with previously reduced gross margins and projects that were bid competitively. These negative impacts were partially offset by strong execution of cost reimbursable power delivery work. The fiscal 2022 negative segment gross margin was materially impacted by changes in the forecasted costs to complete two large capital projects and an unfavorable settlement of a claim with a customer. The segment gross margin in fiscal 2022 was also negatively impacted by the under recovery of construction overhead costs.

Process and Industrial Facilities

Revenue for the Process and Industrial Facilities segment was $369.8 million in fiscal 2023 compared to $254.8 million in fiscal 2022. The increase of $115.0 million was primarily due to work on a capital project at a biodiesel facility, higher volumes of refinery maintenance and turnaround activity, midstream gas processing capital work, and work on a capital project at a mining facility.

The segment gross margin was 2.9% in fiscal 2023 compared to 3.6% in fiscal 2022. Outside of work on midstream gas processing work, project execution was strong for the remainder of the segment. The segment gross margin in fiscal 2023 was negatively impacted by unfavorable changes in the estimated recovery of change orders and increased forecasted costs to complete certain midstream gas processing capital work, which resulted in a $12.6 million reduction in gross profit for the fiscal year. These charges were primarily the result of the client not approving adequate compensation to us for the impact that excessive scope changes had on our ability to progress the work according to forecast and for the impact of global supply chain issues and inflation. We have accrued the full expected loss for the work, which are now mechanically complete. Finally, segment gross margin was also negatively impacted by the under recovery construction overhead costs.

Despite generally strong project execution and higher volumes, the segment gross margin in fiscal 2022 was negatively impacted by an increase in forecasted costs to complete a midstream gas processing project. The project had reduced gross profit by $8.7 million during fiscal 2022. The increase in forecasted costs was primarily due to performance of a now terminated subcontractor, which required rework, as well as supply chain and escalation issues, in order to meet our client's expectations. Segment gross margin was also negatively impacted by under recovered construction overhead costs in fiscal 2022.

Corporate

Unallocated corporate expenses were $28.5 million during fiscal 2023 compared to $30.3 million in the same period last year.

Non-GAAP Financial Measures

In order to more clearly depict our core profitability, the following tables present our operating results after certain adjustments:

Reconciliation of Net Loss to Adjusted Net Loss[1]
(In thousands, except per share data)

	Fiscal Years Ended		
	June 30, 2023	June 30, 2022	June 30, 2021
Net loss, as reported	$ (52,361)	$ (63,900)	$ (31,224)
Restructuring costs incurred	3,142	646	6,756
Goodwill and intangible asset impairments	12,316	18,312	—
Gain on sale of assets[2]	(2,905)	(32,392)	—
Accelerated amortization of deferred debt amendment fees[3]	—	1,518	—
Tax impact of adjustments and other net tax items[4]	(3,231)	4,464	(1,739)
Deferred tax valuation allowance[5]	12,595	17,943	—
Adjusted net loss	$ (30,444)	$ (53,409)	$ (26,207)
Loss per fully diluted share, as reported	$ (1.94)	$ (2.39)	$ (1.18)
Adjusted earnings (loss) per fully diluted share	$ (1.13)	$ (2.00)	$ (0.99)

(1) This table presents non-GAAP financial measures of our adjusted net loss and adjusted loss per fully diluted share for fiscal 2023, 2022 and 2021. The most directly comparable financial measures are net loss and loss per fully diluted share, respectively, presented in the Consolidated Statements of Income. We have presented these non-GAAP financial measures because we believe they more clearly depict our core operating results during the periods presented and provide a more comparable measure of our operating results to other companies considered to be in similar businesses. Since adjusted net loss and adjusted loss per fully diluted share are not measures of performance calculated in accordance with GAAP, they should be considered in addition to, rather than as a substitute for, the most directly comparable GAAP financial measures.

(2) In fiscal 2023, we booked a $2.9 million gain on the sale of our industrial cleaning business in the fourth quarter of fiscal 2023. See Part II. Item 8, Financial Statements, Note 3 - Property, Plant and Equipment - Industrial Cleaning Disposal, for more information. In fiscal 2022, we booked a $32.4 million gain on the sale-leaseback of our regional office and fabrication and warehouse facility located in Orange, California (see Part II. Item 8-Financial Statements and Supplementary Data, Note 3 - Property, Plant and Equipment - Sale-leaseback Transaction, for more information.)

(3) Interest expense in fiscal 2022 included $1.5 million of accelerated amortization of deferred debt amendment fees in connection with terminating the Senior Secured Revolving Credit facility.

(4) Calculated by applying a blended state and federal tax rate of approximately 26% to the adjustments, after giving consideration to the portion of impaired goodwill that was not tax deductible.

(5) See Part II, Item 8-Financial Statements and Supplementary Data, Note 6 - Income Taxes, for more information about the deferred tax asset valuation allowance.

Reconciliation of Net Loss to Adjusted EBITDA

We have presented Adjusted EBITDA, which we define as net loss before goodwill impairments, gain on sale of facilities, restructuring costs, stock-based compensation, interest expense, income taxes, and depreciation and amortization, because it is used by the financial community as a method of measuring our performance and of evaluating the market value of companies considered to be in similar businesses. We believe that the line item on our Consolidated Statements of Income entitled "Net loss" is the most directly comparable GAAP measure to Adjusted EBITDA. Since Adjusted EBITDA is not a measure of performance calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance. Adjusted EBITDA, as we calculate it, may not be comparable to similarly titled measures employed by other companies. In addition, this measure is not a measure of our ability to fund our cash needs. As Adjusted EBITDA excludes certain financial information compared with net loss, the most directly comparable GAAP financial measure, users of this financial information should consider the type of events and transactions that are excluded. Our non-GAAP performance measure, Adjusted EBITDA, has certain material limitations as follows:

- It does not include impairments to goodwill. While impairments to intangible assets are non-cash expenses in the period recognized, cash or other consideration was still transferred in exchange for the intangible assets in the period of the acquisition. Any measure that excludes impairments to intangible assets has material limitations since these expenses represent the loss of an asset that was acquired in exchange for cash or other assets.

- It does not include gain on asset sales. While these sales occurred outside the normal course of business and are not expected to be recurring, any measure that excludes this gain has inherent limitations since the sale resulted in a material inflow of cash.

- It does not include restructuring costs. Restructuring costs represent material costs that we incurred and are oftentimes cash expenses. Therefore, any measure that excludes restructuring costs has material limitations.

- It does not include stock-based compensation. Stock-based compensation represents material amounts of equity that are awarded to our employees and directors for services rendered. While the expense is non-cash, we release vested shares out of our treasury stock, which has historically been replenished by using cash to periodically repurchase our stock. Therefore, any measure that excludes stock-based compensation has material limitations.

- It does not include interest expense. Because we have borrowed money to finance our operations and to acquire businesses, pay commitment fees to maintain our senior secured revolving credit facility, and incur fees to issue letters of credit under the senior secured revolving credit facility, interest expense is a necessary and ongoing part of our costs and has assisted us in generating revenue. Therefore, any measure that excludes interest expense has material limitations.

- It does not include income taxes. Because the payment of income taxes is a necessary and ongoing part of our operations, any measure that excludes income taxes has material limitations.

- It does not include depreciation or amortization expense. Because we use capital and intangible assets to generate revenue, depreciation and amortization expense is a necessary element of our cost structure. Therefore, any measure that excludes depreciation or amortization expense has material limitations.

	Fiscal Years Ended		
	June 30, 2023	June 30, 2022	June 30, 2021
	(in thousands)		
Net loss	$ (52,361)	$ (63,900)	$ (31,224)
Goodwill and other intangible asset impairment	12,316	18,312	—
Gain on sale of assets[1]	(2,905)	(32,392)	—
Restructuring costs	3,142	646	6,756
Stock-based compensation	6,791	7,877	8,156
Interest expense	2,024	2,951	1,559
Provision (benefit) for federal, state and foreign income taxes	(400)	5,617	(12,039)
Depreciation and amortization	13,694	15,254	17,858
Adjusted EBITDA	$ (17,699)	$ (45,635)	$ (8,934)

(1) In fiscal 2023, we booked a $2.9 million gain on the sale of our industrial cleaning business in the fourth quarter of fiscal 2023. See Part II. Item 8, Financial Statements, Note 3 - Property, Plant and Equipment - Industrial Cleaning Disposal, for more information. In fiscal 2022, we booked a $32.4 million gain on the sale-leaseback of our regional office and fabrication and warehouse facility located in Orange, California (see Part II. Item 8-Financial Statements and Supplementary Data, Note 3 - Property, Plant and Equipment - Sale-leaseback Transaction, for more information.)

LIQUIDITY AND CAPITAL RESOURCES

Overview

We define liquidity as the ongoing ability to pay our liabilities as they become due, fund business operations and meet all monetary contractual obligations. Our primary sources of liquidity at June 30, 2023 were unrestricted cash and cash equivalents on hand, capacity under our ABL Facility (see "ABL Credit Facility" in this Liquidity and Capital Resources section and Item 8. Financial Statements and Supplementary Data, Note 5 - Debt, for more information), and cash generated from operations. Unrestricted cash and cash equivalents at June 30, 2023 totaled $54.8 million and availability under the ABL Facility totaled $37.7 million, resulting in total liquidity of $92.5 million.

The following table provides a reconciliation of cash, cash equivalents and restricted cash in the Consolidated Balance Sheets to the total cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows (in thousands):

	June 30, 2023	June 30, 2022
Cash and cash equivalents	$ 54,812	$ 52,371
Restricted cash	25,000	25,000
Total cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows	$ 79,812	$ 77,371

The following table provides a summary of changes in our liquidity for the year ended June 30, 2023 (in thousands):

Liquidity at June 30, 2022	$ 94,831
Cash provided by operating activities	10,247
Capital expenditures	(9,009)
Proceeds from asset sales[1]	6,466
Net repayments under ABL Facility	(5,000)
Decrease in availability under ABL Facility	(4,718)
Cash used by other financing activities	(58)
Effect of exchange rate changes on cash	(205)
Liquidity at June 30, 2023	$ 92,554

(1) Includes $6.3 million of net proceeds from the sale of our industrial cleaning business during the fourth quarter of fiscal 2023. See Part II. Item 8, Financial Statements, Note 3 - Property, Plant and Equipment - Industrial Cleaning Disposal, for more information. The remaining asset sales comprised of equipment sold in the normal course of business.

Factors that routinely impact our short-term liquidity and may impact our long-term liquidity include, but are not limited to:

- changes in costs and estimated earnings in excess of billings on uncompleted contracts and billings on uncompleted contracts in excess of costs due to contract terms that determine the timing of billings to customers and the collection of those billings:

  ○ some cost plus and fixed price customer contracts are billed based on milestones which may require us to incur significant expenditures temporarily prior to collections from our customers;

  ○ some fixed price customer contracts allow for significant upfront billings at the beginning of a project, which temporarily increases liquidity near term;

  ○ time and material contracts are normally billed in arrears. Therefore, we are routinely required to carry these costs until they can be billed and collected; and

  ○ some of our large construction projects may require security in the form of letters of credit or significant retentions. Retentions are normally held until certain contractual milestones are achieved;

- other changes in working capital, including the timing of tax payments and refunds; and

- capital expenditures.

Other factors that may impact both short and long-term liquidity include:

- contract disputes;

- collection issues, including those caused by weak commodity prices, economic slowdowns or other factors which can lead to credit deterioration of our customers; and

- strategic investments in new operations.

Other factors that may impact long-term liquidity include:

- borrowing constraints under our ABL Facility and maintaining compliance with all covenants contained in the ABL Facility;

- acquisitions and disposals of businesses or assets; and

- purchases of shares under our stock buyback program.

ABL Credit Facility

On September 9, 2021, the Company and our primary U.S. and Canada operating subsidiaries entered into an asset-based credit agreement, which was amended on October 5, 2022 (as amended, the "ABL Facility"), with Bank of Montreal, as Administrative Agent, Swing Line Lender and a Letter of Credit Issuer, and the lenders named therein. The maximum amount of loans under the ABL Facility is limited to $90.0 million. The ABL Facility's available borrowings may be increased by an amount not to exceed $15.0 million, subject to certain conditions, including obtaining additional commitments. The ABL Facility is intended to be used for working capital, capital expenditures, issuances of letters of credit and other lawful purposes. Our obligations under the ABL Facility are guaranteed by substantially all of our U.S. and Canadian subsidiaries and are secured by a first lien on all our assets and the assets of our co-borrowers and guarantors under the ABL Facility.

The maximum amount that we may borrow under the ABL Facility is subject to a borrowing base, which is based on restricted cash plus a percentage of the value of certain accounts receivable, inventory and equipment, reduced for certain reserves. We are required to maintain a minimum of $25.0 million of restricted cash at all times, but such amounts are also included in the borrowing base. The ABL Facility matures, and any outstanding amounts become due and payable, on September 9, 2026. At June 30, 2023, our borrowing base was $67.0 million, we had $10.0 million of outstanding borrowings, and we had $19.3 million in letters of credit outstanding, which resulted in availability of $37.7 million under the ABL Facility. Our borrowing base has ranged from $67.0 million to $83.2 million during fiscal 2023.

Borrowings under the ABL Facility bear interest through maturity at a variable rate based upon, at our option, an annual rate of either a base rate ("Base Rate"), an Adjusted Term Secured Overnight Financing Rate ("Adjusted Term SOFR"), or at the Canadian Prime Rate, plus an applicable margin. The Adjusted Term SOFR is defined as (i) the SOFR plus (ii) 11.448 basis points for a one-month tenor and 26.161 basis points for a three-month tenor; provided that the Adjusted Term SOFR cannot be below zero. The Base Rate is defined as a fluctuating interest rate equal to the greater of: (i) rate of interest announced by Bank of Montreal from time to time as its prime rate; (ii) the U.S. federal funds rate plus 0.50%; (iii) Adjusted Term SOFR for one month period plus 1.00%; or (iv) 1.00%. Depending on the amount of average availability, the applicable margin is between 1.00% to 1.50% for Base Rate and Canadian Prime Rate borrowings, which includes either U.S. or Canadian prime rate, and between 2.00% and 2.50% for Adjusted Term SOFR borrowings. Interest is payable either (i) monthly for Base Rate or Canadian Prime Rate borrowings or (ii) the last day of the interest period for Adjusted Term SOFR borrowings, as set forth in the ABL Facility. The fee for undrawn amounts is 0.25% per annum and is due quarterly. The interest rate in effect for borrowings outstanding at June 30, 2023, including applicable margin, was approximately 7.47%.

The ABL Facility contains customary conditions to borrowings, events of default and covenants, including, but not limited to, covenants that restrict our ability to sell assets, engage in mergers and acquisitions, incur, assume or permit to exist additional indebtedness and guarantees, create or permit to exist liens, pay cash dividends, issue equity instruments, make distribution or redeem or repurchase capital stock. In the event that our availability is less than the greater of (i) $15.0 million and (ii) 15.00% of the commitments under the ABL Facility then in effect, a consolidated Fixed Charge Coverage Ratio of at least 1.00 to 1.00 must be maintained. We were in compliance with all covenants of the ABL Facility as of June 30, 2023.

Cash Flows Provided by Operating Activities

Cash flows provided by operating activities for the fiscal year ended June 30, 2023 totaled $10.2 million. Major components of cash flows provided by operating activities for the year ended June 30, 2023 are as follows:

Net Cash Provided by Operating Activities

(In thousands)

	Fiscal Year Ended June 30, 2023
Net loss	$ (52,361)
Gain on sale of property, plant and equipment [1]	(2,841)
Goodwill impairment	12,316
Depreciation and amortization	13,694
Stock-based compensation expense	6,791
Other non-cash expenses	147
Cash effect of changes in operating assets and liabilities	32,501
Net cash provided by operating activities	$ 10,247

---

(1) Gain on sale of property, plant and equipment includes a $2.9 million gain on the sale of our industrial cleaning business (see Part II. Item 8-Financial Statements and Supplementary Data, Note 3 - Property, Plant and Equipment - Industrial Cleaning Disposal, for more information.) The remaining loss on the sale of property, plant and equipment comprised of equipment sold in the normal course of business.

Cash effect of changes in operating assets and liabilities at June 30, 2023 in comparison to June 30, 2022 include the following:

- Accounts receivable, excluding credit losses recognized during the period, decreased $8.7 million during fiscal 2023, which increased cash flows from operating activities. The variance is primarily attributable to the timing of billing and collections.

- Costs and estimated earnings in excess of billings on uncompleted contracts ("CIE") increased $0.1 million, which decreased cash flows from operating activities. Billings on uncompleted contracts in excess of costs and estimated earnings ("BIE") increased $20.3 million, which increased cash flows from operating activities. CIE and BIE balances can experience significant fluctuations based on business volume and the timing of when job costs are incurred and the timing of customer billings and payments.

- Inventories, income taxes receivable, prepaid expenses, other current assets, operating right-of-use lease assets and other non-current assets decreased $13.7 million during fiscal 2023, which increased cash flows from operating activities. Most of this decrease was due to the receipt of $13.3 million of income tax refunds during the fiscal year.

These operating assets can fluctuate based on the timing of inventory builds and draw-downs, accrual and receipt of income taxes receivable, prepayments of certain expenses, leasing activity, business volume, and other timing differences.

- Accounts payable, accrued wages and benefits, accrued insurance, operating lease liabilities and other accrued expenses, and other liabilities, non-current decreased by $9.4 million during fiscal 2023, which decreased cash flows from operating activities. These operating liabilities can fluctuate based on the timing of vendor payments, accruals, leasing activities, business volume, and other timing differences.

Cash Flows Used by Investing Activities

Investing activities used $2.5 million of cash in the fiscal year ended June 30, 2023 primarily due to capital expenditures of $9.0 million, partially offset by $6.5 million of proceeds from the sale of assets. The capital expenditures were comprised of $4.4 million for construction and transportation equipment, $2.3 million for office equipment, and $2.3 million for buildings and leasehold improvements. The sale of assets included $6.3 million of net proceeds from the sale of our industrial cleaning business (see Part II. Item 8 - Financial Statements and Supplementary Data, Note 3 - Property, Plant and Equipment - Industrial Cleaning Disposal, for more information).

Investing activities provided $35.7 million of cash in the fiscal year ended June 30, 2022 primarily due to $39.0 million of asset sales, including $37.4 million in proceeds from the sale-leaseback of our regional office and fabrication and warehouse facilities located in Orange, California during the fourth quarter of fiscal 2022 (see Part II. Item 8, Financial Statements, Note 3 - Property, Plant and Equipment - Sale-leaseback Transaction, for more information.) The asset sale proceeds were partially offset by $3.3 million of capital expenditures. Capital expenditures consisted of $1.5 million for facilities, office equipment and software, and $1.8 million for construction, fabrication, and transportation equipment.

Cash Flows Used by Financing Activities

Financing activities used $5.1 million of cash in the fiscal year ended June 30, 2023 primarily due to net repayments of $5.0 million on the ABL Facility.

Financing activities provided $12.7 million of cash in the fiscal year ended June 30, 2022 primarily due to the net borrowings of $15.0 million under our ABL Facility, partially offset by $1.3 million paid in fees to enter into the ABL Facility, and $0.9 million paid to repurchase our stock for payment of withholding taxes due on equity-based compensation.

Dividend Policy

We have never paid cash dividends on our common stock and the terms of our Credit Agreement prohibit us from paying cash dividends. Any future dividend payments will depend on the terms of our ABL Facility, our financial condition, capital requirements and earnings as well as other relevant factors.

Stock Repurchase Program

We may repurchase common stock pursuant to the Stock Buyback Program, which was approved by the board of directors in November 2018. Under the program, the aggregate number of shares repurchased may not exceed 2,707,175 shares. We may repurchase our stock from time to time in the open market at prevailing market prices or in privately negotiated transactions and are not obligated to purchase any shares. The program will continue unless and until it is modified or revoked by the Board of Directors. We made no repurchases under the program during fiscal 2023 and have no current plans to repurchase stock. As of June 30, 2023, there were 1,349,037 shares available for repurchase under the Stock Buyback Program. The terms of our ABL Facility limit share repurchases to $2.5 million per fiscal year provided that we meet certain availability thresholds and do not violate our Fixed Charge Coverage Ratio financial covenant.

Treasury Shares

We had 840,899 treasury shares as of June 30, 2023 and intend to utilize these treasury shares in connection with equity awards under the our stock incentive plans and for sales to the Employee Stock Purchase Plan.

Material Cash Requirements from Contractual and Other Obligations

As of June 30, 2023, our short-term and long-term material cash requirements for known contractual and other obligations were as follows:

- Operating Leases: In the normal course of business, we lease real estate and equipment under various arrangements which are classified as operating leases. Future payments for such leases, excluding leases with initial terms of one year or less, were $31.2 million at June 30, 2023, with $5.7 million payable within the next 12 months. Refer to Part II. Item 8, Financial Statements, Note 8 - Leases, for more information about our lease obligations and the timing of expected future payments.

- Outstanding Debt and Interest Payments: As of June 30, 2023, the amount outstanding under our ABL Facility was $10.0 million. Based on the outstanding balance and interest rates applicable as of June 30, 2023, if we carried the borrowings to the maturity of the facility, we would make total payments of interest and fees on the outstanding debt of $4.4 million, with $1.4 million payable within the next 12 months. The outstanding borrowings are due on September 9, 2026 when the ABL Facility matures. Future interest payments will be determined based on prevailing interest rates during that time. Refer to Part II. Item 8, Financial Statements, Note 5 - Debt, for more information about the terms of our ABL Facility.

Off-Balance Sheet Arrangements and Other Commitments

The terms of our construction contracts frequently require that we obtain from surety companies, and provide to our customers, surety bonds as a condition to the award of such contracts. These surety bonds are issued in return for premiums, which vary depending on the size and type of the bond, and secure our payment and performance obligations under such contracts. We have agreed to indemnify the surety companies for amounts, if any, paid by them in respect of surety bonds issued on our behalf. Surety bonds expire at various times ranging from final completion of a project to a period extending beyond contract completion in certain circumstances. Such amounts can also fluctuate from period to period based upon the mix and level of our bonded operating activity. As of June 30, 2023, there were $127.6 million of surety bonds in force, of which we expect $126.6 million to expire within the next 12 months. Of the bonds in force, $99.6 million related to performance bonds for ongoing projects and the remainder related to contractor licensing, liens, and other bonds. We are not aware of any losses in connection with surety bonds that have been posted on our behalf, and we do not expect to incur significant losses in the foreseeable future.

We issue letters of credit under our ABL Facility in the normal course of business to support workers' compensation insurance programs or certain construction contracts. As of June 30, 2023, we had $19.3 million of letters of credit outstanding, nearly all of which expire within the next 12 months. The letters of credit that support our workers' compensation programs are expected to renew annually through the term of our credit facility. The letters of credit that support construction contracts carry expiration dates throughout fiscal 2026.

CRITICAL ACCOUNTING POLICIES

Revenue Recognition

General Information about our Contracts with Customers

Our revenue comes from contracts to provide engineering, procurement, fabrication and construction, repair and maintenance and other services. Our engineering, procurement and fabrication and construction services are usually provided in association with capital projects, which are commonly fixed-price contracts that are billed based on project milestones. Our repair and maintenance services typically are cost reimbursable or time and material based contracts and are billed monthly or, for projects of short duration, at the conclusion of the project. The elapsed time from award to completion of performance may exceed one year for capital projects.

Step 1: Contract Identification

We do not recognize revenue unless we have identified a contract with a customer. A contract with a customer exists when it has approval and commitment from both parties, the rights and obligations of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability is probable. We also evaluate whether a contract should be combined with other contracts and accounted for as a single contract. This evaluation requires judgment and could change the timing of the amount of revenue and profit recorded for a given period.

Step 2: Identify Performance Obligations

Next, we identify each performance obligation in the contract. A performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services to the customer. Revenue is recognized separately for each performance obligation in the contract. Many of our contracts have one clearly identifiable performance obligation. However, many of our contracts provide the customer an integrated service that includes two or more of the following services: engineering, procurement, fabrication, construction, repair and maintenance services. For these contracts, we do not consider the integrated services to be distinct within the context of the contract when the separate scopes of work combine into a single commercial objective or capability for the customer. Accordingly, we generally identify one performance obligation in our contracts. The determination of the number of performance obligations in a contract requires significant judgment and could change the timing of the amount of revenue recorded for a given period.

Step 3: Determine Contract Price

After determining the performance obligations in the contract, we determine the contract price. The contract price is the amount of consideration we expect to receive from the customer for completing the performance obligation(s). In a fixed-price contract, the contract price is a single lump-sum amount. In reimbursable and time and materials based contracts, the contract price is determined by the agreed upon rates or reimbursements for time and materials expended in completing the performance obligation(s) in the contract.

A number of our contracts contain various cost and performance incentives and penalties that can either increase or decrease the contract price. These variable consideration amounts are generally earned or incurred based on certain performance metrics, most commonly related to project schedule or cost targets. We estimate variable consideration at the most likely amount of additional consideration to be received (or paid in the case of penalties), provided that meeting the variable condition is probable. We include estimated amounts of variable consideration in the contract price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the contract price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. We reassess the amount of variable consideration each accounting period until the uncertainty associated with the variable consideration is resolved. Changes in the assessed amount of variable consideration are accounted for prospectively as a cumulative adjustment to revenue recognized in the current period.

Step 4: Assign Contract Price to Performance Obligations

After determining the contract price, we assign such price to the performance obligation(s) in the contract. If a contract has multiple performance obligations, we assign the contract price to each performance obligation based on the stand-alone selling prices of the distinct services that comprise each performance obligation.

Step 5: Recognize Revenue as Performance Obligations are Satisfied

We record revenue for contracts with our customers as we satisfy the contracts' performance obligations. We recognize revenue on performance obligations associated with fixed-price contracts for engineering, procurement, fabrication and construction services over time since these services create or enhance assets the customer controls as they are being created or enhanced. We measure progress of satisfying these performance obligations by using the percentage-of-completion method, which is based on costs incurred to date compared to the total estimated costs at completion, since it best depicts the transfer of control of assets being created or enhanced to the customer.

We recognize revenue over time for reimbursable and time and material based repair and maintenance contracts since the customer simultaneously receives and consumes the benefit of those services as we perform work under the contract. As a practical expedient allowed under the revenue accounting standards, we record revenue for these contracts in the amount to which we have a right to invoice for the services performed provided that we have a right to consideration from the customer in an amount that corresponds directly with the value of the performance completed to date.

Costs incurred may include direct labor, direct materials, subcontractor costs and indirect costs, such as salaries and benefits, supplies and tools, equipment costs and insurance costs. Indirect costs are charged to projects based upon direct costs and overhead allocation rates per dollar of direct costs incurred or direct labor hours worked. Typically, customer contracts will include standard warranties that provide assurance that products and services will function as expected. We do not sell separate warranties.

We have numerous contracts that are in various stages of completion which require estimates to determine the forecasted costs at completion. Due to the nature of the work left to be performed on many of our contracts, the estimation of total cost at completion for fixed-price contracts is complex, subject to many variables and requires significant judgment. Estimates of total cost at completion are made each period and changes in these estimates are accounted for prospectively as cumulative adjustments to revenue recognized in the current period. If estimates of costs to complete fixed-price contracts indicate a loss, a provision is made through a contract write-down for the total loss anticipated.

Change Orders

Contracts are often modified through change orders, which are changes to the agreed upon scope of work. Most of our change orders, which may be priced or unpriced, are for goods or services that are not distinct from the existing contract due to the significant integration of services provided in the context of the contract and are accounted for as if they were part of that existing contract. The effect of a change order on the contract price and our measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis. For unpriced change orders, we estimate the increase or decrease to the contract price using the variable consideration method described in the Step 3: Determine Contract Price paragraph above. Unpriced change orders are more fully discussed in Note 2 - Revenue of the Notes to Financial Statements.

Claims

Sometimes we seek claims for amounts in excess of the contract price for delays, errors in specifications and designs, contract terminations, change orders in dispute or other causes of additional costs incurred by us. Recognition of amounts as additional contract price related to claims is appropriate only if there is a legal basis for the claim. The determination of our legal basis for a claim requires significant judgment. We estimate the change to the contract price using the variable consideration method described in the Step 3: Determine Contract Price paragraph above. Claims are more fully discussed in Part II. Item 8-Financial Statements and Supplementary Data, Note 2 - Revenue.

Costs and estimated earnings in excess of billings on uncompleted contracts included revenue for unpriced change orders and claims of $9.7 million at June 30, 2023 and $8.9 million at June 30, 2022. The amounts ultimately realized may be significantly different than the recorded amounts resulting in a material adjustment to future earnings. Generally we expect collection of amounts related to unpriced change orders and claims within twelve months. However, customers may not pay these amounts until final resolution of related claims, which may extend beyond one year.

Goodwill

Goodwill represents the excess of the purchase price of acquisitions over the acquisition date fair value of the net identifiable tangible and intangible assets acquired. In accordance with current accounting guidance, goodwill is not amortized and is tested at least annually for impairment at the reporting unit level, which is a level below our reportable segments.

We perform our annual impairment test in the fourth quarter of each fiscal year, or in between annual tests whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable, to determine whether an impairment exists and to determine the amount of headroom. We define "headroom" as the percentage difference between the fair value of a reporting unit and its carrying value. The goodwill impairment test involves comparing management's estimate of the fair value of a reporting unit with its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, then goodwill is not impaired. If the fair value of a reporting unit is less than its carrying value, then goodwill is impaired to the extent of the difference, but the impairment may not exceed the balance of goodwill assigned to that reporting unit.

We utilize a discounted cash flow analysis, referred to as an income approach, and market multiples, referred to as a market approach, to determine the estimated fair value of our reporting units. For the income approach, significant judgments and assumptions including forecasted project awards, discount rate, anticipated revenue growth rate, gross margins, operating expenses, working capital needs and capital expenditures are inherent in the fair value estimates, which are based on our operating and capital budgets and on our strategic plan. As a result, actual results may differ from the estimates utilized in our income approach. For the market approach, significant judgments and assumptions include the selection of guideline companies, forecasted guideline company EBITDA and our forecasted EBITDA. The use of alternate judgments and/or assumptions could result in a fair value that differs from our estimate and could result in the recognition of additional impairment charges in the financial statements. As a test for reasonableness, we also consider the combined fair values of our reporting units to our market capitalization.

We performed our annual goodwill impairment test as of May 31, 2023, which resulted in no impairment. The fiscal 2023 test indicated that three reporting units with a combined total of $20.9 million of goodwill as of June 30, 2023 were at higher risk of future impairment. If our view of project opportunities or gross margins deteriorates, particularly for the higher risk reporting units, then we may be required to record an impairment of goodwill. Subsequent to the completion of the May 31, 2023 annual impairment test, additional information regarding new project awards became available which would significantly improve the cash flows and fair values of certain reporting units including reporting units 1 and 4 (see table below) that were considered at a higher risk of impairment.

We considered the amount of headroom for each reporting unit when determining whether an impairment existed. The amount of headroom varies by reporting unit. Our significant assumptions, including revenue growth rates, gross margins, discount rate and other factors may change in the future based on the changing economic and competitive environment in which we operate. Assuming that all other components of our fair value estimate remain unchanged, a change in the following assumptions would have the following effect on headroom:

	Headroom Sensitivity Analysis				
	Goodwill as of June 30, 2023 (in thousands)	Baseline Headroom	Headroom if Revenue Growth Rate Declines by 100 Basis Points	Headroom if Gross Margin Declines by 100 Basis Points	Headroom if Discount Rate Increases by 100 Basis Points
Reporting Unit 1	$ 11,158	11%	4%	-5%	3%
Reporting Unit 2	$ 8,240	3,583%	3,252%	2,151%	3,180%
Reporting Unit 3	$ 5,484	22%	19%	0%	16%
Reporting Unit 4	$ 4,238	28%	25%	15%	24%

In the second quarter of fiscal 2023, we concluded that a goodwill impairment existed in the Process and Industrial Facilities segment based on a material adverse change in gross profit on a project. Based on the indicated outcome of this project and our near-term outlook for the reporting unit, we performed an interim impairment test for the unit and concluded that its $12.3 million of goodwill was fully impaired. The impairment was recognized in operating income during the three and six months ended December 31, 2022.

Income Taxes

We use the asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances based on our judgments and estimates are established when necessary to reduce deferred tax assets to the amount expected to be realized in future operating results. We believe that realization of deferred tax assets in excess of the valuation allowance is more likely than not. Our estimates are based on facts and circumstances in existence as well as interpretations of existing tax regulations and laws applied to the facts and circumstances, with the help of professional tax advisors. Therefore, we estimate and provide for amounts of additional income taxes that may be assessed by the various taxing authorities.

Loss Contingencies

Various legal actions, claims and other contingencies arise in the normal course of our business. Contingencies are recorded in the consolidated financial statements, or are otherwise disclosed, in accordance with ASC 450-20, "Loss Contingencies". Specific reserves are provided for loss contingencies to the extent we conclude that a loss is both probable and estimable. We use a case-by-case evaluation of the underlying data and update our evaluation as further information becomes known. We believe that any amounts exceeding our recorded accruals should not materially affect our financial position, results of operations or liquidity. However, the results of litigation are inherently unpredictable and the possibility exists that the ultimate resolution of one or more of these matters could result in a material effect on our financial position, results of operations or liquidity.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our interest rate risk results primarily from our variable rate indebtedness under our ABL Facility, which is influenced by movements in short-term rates. Borrowings under the ABL Facility bear interest through maturity at a variable rate based upon, at our option, an annual rate of either a base rate ("Base Rate"), an Adjusted Term SOFR ("Adjusted Term SOFR"), or at the Canadian Prime Rate, plus an applicable margin. The Adjusted Term SOFR is defined as (i) the SOFR plus (ii) 11.448 basis points for a one-month tenor and 26.161 basis points for a three-month tenor; provided that the Adjusted Term SOFR cannot be below zero. The Base Rate is defined as a fluctuating interest rate equal to the greater of: (i) rate of interest announced by Bank of Montreal from time to time as its prime rate; (ii) the U.S. federal funds rate plus 0.50%; (iii) Adjusted Term SOFR for one month period plus 1.00%; or (iv) 1.00%. Depending on the amount of average availability, the applicable margin is between 1.00% to 1.50% for Base Rate and Canadian Prime Rate borrowings, which includes either U.S. or Canadian prime rate, and between 2.00% and 2.50% for Adjusted Term SOFR borrowings. Interest is payable either (i) monthly for Base Rate or Canadian Prime Rate borrowings or (ii) the last day of the interest period for Adjusted Term SOFR borrowings, as set forth in the ABL Facility. The fee for undrawn amounts is 0.25% per annum and is due quarterly. The interest rate in effect for borrowings outstanding at June 30, 2023, including applicable margin, was 7.47%.

Financial instruments with interest rate risk at June 30, 2023 were as follows:

	Maturity by Fiscal Year					
	2024	2025	2026	2027	2028	Fair Value as of June 30, 2023
	(in thousands)					
Long-term debt:						
Variable rate debt	$ —	$ —	$ —	$ 10,000	$ —	$ 10,000

If the interest in effect for borrowings outstanding at June 30, 2023, including applicable margin, increases 1.00%, then our annual interest expense would only increase $0.1 million, which would not have a material impact to our business.

Foreign Currency Risk

We have subsidiaries with operations in Canada and South Korea, which use the Canadian Dollar and South Korean Won, respectively, as their functional currencies. We also have a subsidiary with operations in Australia, but its functional currency is the U.S. Dollar since its sales are primarily denominated in U.S. Dollars.

Historically, movements in the Canadian Dollar to U.S. Dollar exchange rate have not significantly impacted our results. Also, we do not expect exchange rate fluctuations in our South Korean and Australian operations to materially impact our financial results since these operations represent an insignificant portion of our consolidated revenue and expenses. However, further growth in our Canadian, South Korean and/or Australian operations and/or significant fluctuations in the Canadian Dollar, South Korean Won and/or Australian Dollar to U.S. Dollar exchange rates could impact our financial results in the future.

Management has not entered into derivative instruments to hedge foreign currency risk, but periodically evaluates the materiality of our foreign currency exposure. To mitigate our risk, on occasion we convert Canadian Dollar balances into U.S. Dollars to settle U.S. Dollar amounts owed by our Canadian operations. A 10% unfavorable change in the Canadian Dollar against the U.S. Dollar would not have had a material impact on our financial results for the fiscal year ended June 30, 2023.

Commodity Price Risk

We have no direct commodity exposure, but we do have exposure to materials derived from certain commodities including steel plate, steel pipe, and copper, which are key materials we use. Disruptions to global supply chains in recent years have led to higher prices for some of the materials we need to run our business. We mitigate these risks primarily by procuring materials upon contract execution to ensure that our purchase price approximates the costs included in the project estimate, and also by negotiating contract escalation clauses to cover unexpected costs due to fluctuations in materials costs. We have been proactive with managing our procurement processes to help reduce the impacts of rising materials prices on our business and to help ensure we continue to have the materials we need available. However, rising prices and the potential for materials shortages have created additional risk in bidding and executing work profitably.

Item 8. Financial Statements and Supplementary Data

Financial Statements of the Company

Management's Report on Internal Control Over Financial Reporting	39
Reports of Independent Registered Public Accounting Firm (PCAOB ID 34)	40
Consolidated Statements of Income for the Fiscal Years Ended June 30, 2023, June 30, 2022, and June 30, 2021	44
Consolidated Statements of Comprehensive Income for the Fiscal Years Ended June 30, 2023, June 30, 2022, and June 30, 2021	45
Consolidated Balance Sheets as of June 30, 2023 and June 30, 2022	46
Consolidated Statements of Cash Flows for the Fiscal Years Ended June 30, 2023, June 30, 2022, and June 30, 2021	48
Consolidated Statements of Changes in Stockholders' Equity for the Fiscal Years Ended June 30, 2023, June 30, 2022, and June 30, 2021	50
Notes to Consolidated Financial Statements	51
Schedule II—Valuation and Qualifying Accounts	77

Financial Statement Schedules

The financial statement schedule is filed as a part of this report under Schedule II – Valuation and Qualifying Accounts for the three fiscal years ended June 30, 2023, June 30, 2022 and June 30, 2021 immediately following Notes to Consolidated Financial Statements. All other schedules are omitted because they are not applicable or the required information is shown in the financial statements, or notes thereto, included herein.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Matrix Service Company and its wholly-owned subsidiaries (the "Company") are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and cannot provide absolute assurance that all objectives will be met. Internal control over financial reporting is a process that involves diligence and is subject to lapses in judgment and human error. Internal control over financial reporting can also be circumvented by collusion or management override of controls. Because of these limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2023. In making this assessment, the Company's management used the criteria established in *Internal Control— Integrated Framework (2013)* set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

Management's assessment included an evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, overall control environment and information systems control environment. Based on this assessment, the Company's management has concluded that the Company's internal control over financial reporting as of June 30, 2023 was effective.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of June 30, 2023. Deloitte & Touche LLP's report on the Company's internal control over financial reporting is included herein.

/s/ John R. Hewitt	/s/ Kevin S. Cavanah
John R. Hewitt	**Kevin S. Cavanah**
President and Chief Executive Officer	**Vice President and Chief Financial Officer**

September 12, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of
Matrix Service Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Matrix Service Company and subsidiaries (the "Company") as of June 30, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023 based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended June 30, 2023, of the Company and our report dated September 12, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Tulsa, Oklahoma
September 12, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Matrix Service Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Matrix Service Company and subsidiaries (the "Company") as of June 30, 2023 and 2022, the related consolidated statements of income, comprehensive income, cash flows, and changes in stockholders' equity for each of the three years in the period ended June 30, 2023 and the related notes and the schedule listed in the Index at Item 8 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 12, 2023 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue – Fixed Price Contracts – Refer to Notes 1 and 2 to the financial statements

Critical Audit Matter Description

The Company enters into contracts with customers to provide engineering, procurement, and fabrication and construction services, usually provided in association with capital projects, which commonly are fixed price contracts and are billed based on project milestones. Revenue on performance obligations associated with fixed-price contracts is recognized over time since these services create or enhance assets the customer controls as they are being created or enhanced. The Company measures progress of satisfying these performance obligations by using the percentage-of-completion method, which is based on costs incurred to date compared to the total estimated costs at completion. Due to the nature of work left to be performed on many of the Company's contracts, the estimation of total cost at completion for fixed price contracts is complex, subject to many variables and requires significant judgment. For the fiscal year ended June 30, 2023, revenue totaled $795.0 million, of which $419.4 million related to fixed-price contracts.

Given the significant judgment necessary to estimate total costs at completion for fixed price contracts, auditing these estimates required extensive audit effort due to the volume and complexity of the fixed price contracts and a high degree of auditor judgment when evaluating the results of audit procedures, including the involvement of our capital projects specialists for certain fixed price contracts.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to estimated total costs at completion for fixed price contracts included the following, among others:

- We tested the effectiveness of controls over the recognition of revenue for fixed price contracts, including management's controls over estimates of total costs at completion.

- We evaluated the appropriateness and consistency of the methods and assumptions used by management to estimate total costs on fixed price contracts.

- We evaluated management's ability to accurately estimate contract costs by comparing current gross margin to historical gross margin for certain fixed price contracts open and completed during each quarter.

- We selected a sample of fixed price contracts and performed the following:

  ◦ Evaluated gross margin changes over time for each selected contract from bid date to the testing date to evaluate management's historical and current estimates of total costs at completion.

  ◦ Evaluated management's ability to estimate total costs at completion for each selected contract by performing corroborating inquiries with the Company's project managers and personnel involved with the selected contracts, including inquiries related to the timeline to completion and estimates of future costs to complete the contract.

  ◦ Selected a sample of estimates of future costs to complete for certain selected fixed price contracts and evaluated management's estimates of total costs at completion by performing one of the following:

    ▪ Comparing management's estimates to documents such as management's work plans, customer purchase orders, third-party invoices from suppliers, and subcontractor agreements.

    ▪ Developing independent estimates of total costs at completion and compared our estimates to management's estimates. Our independent estimates were based on information such as management's work plans, customer purchase orders, third-party invoices from suppliers, subcontractor agreements, and similar historical project experience.

  ◦ For certain fixed price contract, we used our capital projects specialists to assist us in evaluating (1) management's ability to estimate total costs at completion and (2) management's estimates of total costs at completion.

Goodwill – Certain Reporting Units– Refer to Notes 1 and 4 to the financial statements

The Company's evaluation of goodwill for impairment involves the comparison of management's estimate of the fair value of each reporting unit to its carrying value. The estimated fair value of each reporting unit was derived primarily by utilizing a discounted cash flow analysis based on the Company's operating and capital budgets and strategic plan. Significant judgments and assumptions including the revenue growth rate, forecasted gross margins, and discount rate are inherent in the fair value estimates. The use of alternate judgments and/or assumptions could result in a fair value that differs from management's estimate and could result in the recognition of impairment charges in the financial statements.

The Company performed an interim goodwill impairment test as of December 31, 2022, which resulted in $12.3 million of total impairment to goodwill in the second quarter of fiscal year 2023, and an annual goodwill impairment test as of May 31, 2023, which resulted in no impairment of goodwill in the fourth quarter of fiscal year 2023. Three reporting units with a combined total of $20.9 million of goodwill as of June 30, 2023 were at higher risk of future impairment than others and their estimated fair values exceed their carrying values by 11% to 28%. The Company's total goodwill was $29.1 million as of June 30, 2023.

We identified goodwill for three identified reporting units with a combined total of $20.9 million of goodwill as a critical audit matter because of the significant judgments made by management to estimate the fair values of these reporting units. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the revenue growth rate, forecasted gross margins, and discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the revenue growth rate, forecasted gross margins, and the discount rate used by management to estimate the fair value of the three identified reporting units included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the fair value of the four identified reporting units, such as controls related to management's selection of the revenue growth rate and discount rate and forecasts of gross margins.

- We evaluated management's ability to accurately forecast the revenue growth rate and future gross margins by comparing actual results to management's historical forecasts.

- We evaluated the reasonableness of management's revenue growth rate and forecasted gross margins by comparing the forecasts to:

  ◦ Historical revenue growth and gross margins.

  ◦ Internal communications to management and the Board of Directors, including other forward estimates prepared or used by management for other accounting estimates.

  ◦ Remaining performance obligations.

  ◦ Information included in Company press releases as well as in analyst and industry reports for the Company and certain of its peer companies and in industry outlooks.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) the discount rate, including testing the source information underlying the determination of the discount rate, testing the mathematical accuracy of the calculation, and developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ DELOITTE & TOUCHE LLP

Tulsa, Oklahoma
September 12, 2023

We have served as the Company's auditor since 2006.

Matrix Service Company
Consolidated Statements of Income
(In thousands, except per share data)

		Fiscal Years Ended				
		June 30, 2023		**June 30, 2022**		**June 30, 2021**
Revenue	$	795,020	$	707,780	$	673,398
Cost of revenue		764,200		708,986		640,633
Gross profit (loss)		30,820		(1,206)		32,765
Selling, general and administrative expenses		68,249		67,690		69,756
Goodwill impairment (Note 4)		12,316		18,312		—
Restructuring costs		3,142		646		6,756
Operating loss		(52,887)		(87,854)		(43,747)
Other income (expense):						
Interest expense		(2,024)		(2,951)		(1,559)
Interest income		290		90		126
Other (Note 3)		1,860		32,432		1,917
Loss before income tax expense (benefit)		(52,761)		(58,283)		(43,263)
Provision (benefit) for federal, state and foreign income taxes		(400)		5,617		(12,039)
Net loss	$	(52,361)	$	(63,900)	$	(31,224)
Basic loss per common share	$	(1.94)	$	(2.39)	$	(1.18)
Diluted loss per common share	$	(1.94)	$	(2.39)	$	(1.18)
Weighted average common shares outstanding:						
Basic		26,988		26,733		26,451
Diluted		26,988		26,733		26,451

See accompanying notes

Matrix Service Company
Consolidated Statements of Comprehensive Income
(In thousands)

	Fiscal Years Ended					
	June 30, 2023		June 30, 2022		June 30, 2021	
Net loss	$	(52,361)	$	(63,900)	$	(31,224)
Other comprehensive loss, net of tax:						
Foreign currency translation gain (loss) (net of tax expense of $0, $71 and $223 for the fiscal years ended June 30, 2023, 2022 and 2021, respectively)		(594)		(1,426)		1,624
Comprehensive loss	$	(52,955)	$	(65,326)	$	(29,600)

See accompanying notes

Matrix Service Company
Consolidated Balance Sheets
(In thousands)

	June 30, 2023		June 30, 2022	
Assets				
Current assets:				
Cash and cash equivalents	$	54,812	$	52,371
Accounts receivable, less allowances (2023 - $1,061; 2022 - $1,320)		145,764		153,879
Costs and estimated earnings in excess of billings on uncompleted contracts		44,888		44,752
Inventories		7,437		9,974
Income taxes receivable		496		13,547
Prepaid expenses		5,741		4,024
Other current assets		3,118		8,865
Total current assets		262,256		287,412
Restricted cash		25,000		25,000
Property, plant and equipment - net		47,545		53,869
Operating lease right-of-use assets		21,799		22,067
Goodwill		29,120		42,135
Other intangible assets, net of accumulated amortization		3,066		4,796
Other assets, non-current		11,718		5,514
Total assets	$	400,504	$	440,793

See accompanying notes

Matrix Service Company
Consolidated Balance Sheets (continued)
(In thousands, except share data)

	June 30, 2023	June 30, 2022
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 76,365	$ 74,886
Billings on uncompleted contracts in excess of costs and estimated earnings	85,436	65,106
Accrued wages and benefits	13,679	21,526
Accrued insurance	5,579	6,125
Operating lease liabilities	4,661	5,715
Other accrued expenses	1,815	4,427
Total current liabilities	187,535	177,785
Deferred income taxes	26	26
Operating lease liabilities	20,660	19,904
Borrowings under asset-backed credit facility	10,000	15,000
Other liabilities, non-current	799	372
Total liabilities	219,020	213,087
Commitments and contingencies		
Stockholders' equity:		
Common stock—$.01 par value; 60,000,000 shares authorized; 27,888,217 shares issued as of June 30, 2023 and June 30, 2022; 27,047,318 and 26,790,514 shares outstanding as of June 30, 2023 and June 30, 2022, respectively	279	279
Additional paid-in capital	140,810	139,854
Retained earnings	58,917	111,278
Accumulated other comprehensive loss	(8,769)	(8,175)
	191,237	243,236
Treasury stock, at cost — 840,899 and 1,097,703 shares as of June 30, 2023 and June 30, 2022, respectively	(9,753)	(15,530)
Total stockholders' equity	181,484	227,706
Total liabilities and stockholders' equity	$ 400,504	$ 440,793

See accompanying notes

Matrix Service Company
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Years Ended		
	June 30, 2023	June 30, 2022	June 30, 2021
Operating activities:			
Net loss	$ (52,361)	$ (63,900)	$ (31,224)
Adjustments to reconcile net loss to net cash provided (used) by operating activities			
Depreciation and amortization	13,694	15,254	17,858
Goodwill impairment (Note 4)	12,316	18,312	—
Stock-based compensation expense	6,791	7,877	8,156
Operating lease, fixed asset, and other intangible asset impairments due to restructuring	—	—	454
Deferred income tax	—	5,358	889
Gain on sale of property, plant and equipment (Note 3)	(2,841)	(33,114)	(1,201)
Provision for uncollectable accounts	(101)	738	85
Accelerated amortization of deferred debt amendment fees (Note 5)	—	1,518	—
Other	248	169	460
Changes in operating assets and liabilities increasing (decreasing) cash:			
Accounts receivable	8,663	(6,587)	11,109
Costs and estimated earnings in excess of billings on uncompleted contracts	(136)	(13,978)	28,774
Inventories	2,506	(2,632)	(882)
Other assets and liabilities	10,538	(530)	(21,916)
Accounts payable	1,210	13,654	(12,387)
Billings on uncompleted contracts in excess of costs and estimated earnings	20,330	11,274	(8,610)
Accrued expenses	(10,610)	(7,609)	5,464
Net cash provided (used) by operating activities	10,247	(54,196)	(2,971)
Investing activities:			
Capital expenditures	(9,009)	(3,345)	(4,354)
Proceeds from asset sales (Note 3)	6,466	39,018	2,090
Net cash provided (used) by investing activities	$ (2,543)	$ 35,673	$ (2,264)

See accompanying notes

Matrix Service Company
Consolidated Statements of Cash Flows (continued)
(In thousands)

	Fiscal Years Ended		
	June 30, 2023	June 30, 2022	June 30, 2021
Financing activities:			
Advances under senior secured revolving credit facility	$ —	$ —	$ 1,125
Repayments of advances under senior secured revolving credit facility	—	—	(10,913)
Advances under asset-backed credit facility	10,000	20,000	—
Repayments of advances under asset-backed credit facility	(15,000)	(5,000)	—
Payment of debt amendment fees	—	(1,263)	(1,275)
Issuances of common stock	—	199	349
Proceeds from issuance of common stock under employee stock purchase plan	252	270	299
Repurchase of common stock for payment of statutory taxes due on equity-based compensation	(310)	(853)	(1,554)
Other	—	(654)	(355)
Net cash provided (used) by financing activities	(5,058)	12,699	(12,324)
Effect of exchange rate changes on cash	(205)	(683)	1,401
Net increase (decrease) in cash and cash equivalents	2,441	(6,507)	(16,158)
Cash, cash equivalents, and restricted cash, beginning of period (Note 1)	77,371	83,878	100,036
Cash, cash equivalents, and restricted cash, end of period (Note 1)	$ 79,812	$ 77,371	$ 83,878
Supplemental disclosure of cash flow information:			
Cash paid (received) during the period for:			
Income taxes	$ (13,337)	$ (2,864)	$ 451
Interest	$ 2,093	$ 2,773	$ 1,834
Non-cash investing and financing activities:			
Purchases of property, plant and equipment on account	$ 104	$ 54	$ 106

See accompanying notes

Matrix Service Company
Consolidated Statements of Changes in Stockholders' Equity
(In thousands, except share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balances, June 30, 2020	$ 279	$ 138,966	$ 206,402	$ (8,373)	$ (29,385)	$ 307,889
Net loss	—	—	(31,224)	—	—	(31,224)
Other comprehensive income	—	—	—	1,624	—	1,624
Treasury Shares sold to Employee Stock Purchase Plan (29,171 shares)	—	(207)	—	—	506	299
Exercise of stock options (34,150 shares)	—	(257)	—	—	606	349
Issuance of restricted stock (515,218 shares)	—	(9,083)	—	—	9,083	—
Treasury shares repurchased to satisfy tax withholding obligations (170,629 shares)	—	—	—	—	(1,554)	(1,554)
Stock-based compensation expense	—	8,156	—	—	—	8,156
Balances, June 30, 2021	279	137,575	175,178	(6,749)	(20,744)	285,539
Net loss	—	—	(63,900)	—	—	(63,900)
Other comprehensive loss	—	—	—	(1,426)	—	(1,426)
Treasury Shares sold to Employee Stock Purchase Plan (29,826 shares)	—	(307)	—	—	577	270
Exercise of stock options (19,550 shares)	—	(189)	—	—	388	199
Issuance of restricted stock (268,403 shares)	—	(5,102)	—	—	5,102	—
Treasury shares repurchased to satisfy tax withholding obligations (76,703 shares)	—	—	—	—	(853)	(853)
Stock-based compensation expense	—	7,877	—	—	—	7,877
Balances, June 30, 2022	279	139,854	111,278	(8,175)	(15,530)	227,706
Net loss	—	—	(52,361)	—	—	(52,361)
Other comprehensive loss	—	—	—	(594)	—	(594)
Treasury Shares Sold to Employee Stock Purchase Plan (50,139 shares)	—	(685)	—	—	937	252
Issuance of restricted stock (259,529 shares)	—	(5,150)	—	—	5,150	—
Treasury shares purchased to satisfy tax withholding obligations (52,864 shares)	—	—	—	—	(310)	(310)
Stock-based compensation expense	—	6,791	—	—	—	6,791
Balances, June 30, 2023	$ 279	$ 140,810	$ 58,917	$ (8,769)	$ (9,753)	$ 181,484

See accompanying notes

Matrix Service Company

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies

Organization and Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of Matrix Service Company and its subsidiaries ("Matrix", the "Company" or "we", "our", and "us" are to Matrix Service Company and its subsidiaries), all of which are wholly owned. Intercompany transactions and balances have been eliminated in consolidation.

We operate in the United States, Canada, South Korea and Australia. Our reportable segments are Utility and Power Infrastructure, Process and Industrial Facilities, and Storage and Terminal Solutions.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We believe the most significant estimates and judgments are associated with revenue recognition, the recoverability tests that must be periodically performed with respect to our goodwill and other intangible assets, deferred tax assets, and the estimation of loss contingencies, including liabilities associated with litigation and with the self-insured retentions on our insurance programs. Actual results could materially differ from those estimates.

Revenue Recognition

General Information about our Contracts with Customers

Our revenue comes from contracts to provide engineering, procurement, fabrication and construction, repair and maintenance and other services. Our engineering, procurement and fabrication and construction services are usually provided in association with capital projects, which are commonly fixed-price contracts that are billed based on project milestones. Our repair and maintenance services typically are cost reimbursable or time and material based contracts and are billed monthly or, for projects of short duration, at the conclusion of the project. The elapsed time from award to completion of performance may exceed one year for capital projects.

Step 1: Contract Identification

We do not recognize revenue unless we have identified a contract with a customer. A contract with a customer exists when it has approval and commitment from both parties, the rights and obligations of the parties are identified, payment terms are identified, the contract has commercial substance, and collectability is probable. We also evaluate whether a contract should be combined with other contracts and accounted for as a single contract. This evaluation requires judgment and could change the timing of the amount of revenue and profit recorded for a given period.

Step 2: Identify Performance Obligations

Next, we identify each performance obligation in the contract. A performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services to the customer. Revenue is recognized separately for each performance obligation in the contract. Many of our contracts have one clearly identifiable performance obligation. However, many of our contracts provide the customer an integrated service that includes two or more of the following services: engineering, procurement, fabrication, construction, repair and maintenance services. For these contracts, we do not consider the integrated services to be distinct within the context of the contract when the separate scopes of work combine into a single commercial objective or capability for the customer. Accordingly, we generally identify one performance obligation in our contracts. The determination of the number of performance obligations in a contract requires significant judgment and could change the timing of the amount of revenue recorded for a given period.

Step 3: Determine Contract Price

After determining the performance obligations in the contract, we determine the contract price. The contract price is the amount of consideration we expect to receive from the customer for completing the performance obligation(s). In a fixed-price contract, the contract price is a single lump-sum amount. In reimbursable and time and materials based contracts, the contract price is determined by the agreed upon rates or reimbursements for time and materials expended in completing the performance obligation(s) in the contract.

A number of our contracts contain various cost and performance incentives and penalties that can either increase or decrease the contract price. These variable consideration amounts are generally earned or incurred based on certain performance metrics, most commonly related to project schedule or cost targets. We estimate variable consideration at the most likely amount of additional consideration to be received (or paid in the case of penalties), provided that meeting the variable condition is probable. We include estimated amounts of variable consideration in the contract price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the contract price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. We reassess the amount of variable consideration each accounting period until the uncertainty associated with the variable consideration is resolved. Changes in the assessed amount of variable consideration are accounted for prospectively as a cumulative adjustment to revenue recognized in the current period.

Step 4: Assign Contract Price to Performance Obligations

After determining the contract price, we assign such price to the performance obligation(s) in the contract. If a contract has multiple performance obligations, we assign the contract price to each performance obligation based on the stand-alone selling prices of the distinct services that comprise each performance obligation.

Step 5: Recognize Revenue as Performance Obligations are Satisfied

We record revenue for contracts with our customers as we satisfy the contracts' performance obligations. We recognize revenue on performance obligations associated with fixed-price contracts for engineering, procurement, fabrication and construction services over time since these services create or enhance assets the customer controls as they are being created or enhanced. We measure progress of satisfying these performance obligations by using the percentage-of-completion method, which is based on costs incurred to date compared to the total estimated costs at completion, since it best depicts the transfer of control of assets being created or enhanced to the customer.

We recognize revenue over time for reimbursable and time and material based repair and maintenance contracts since the customer simultaneously receives and consumes the benefit of those services as we perform work under the contract. As a practical expedient allowed under the revenue accounting standards, we record revenue for these contracts in the amount to which we have a right to invoice for the services performed provided that we have a right to consideration from the customer in an amount that corresponds directly with the value of the performance completed to date.

Costs incurred may include direct labor, direct materials, subcontractor costs and indirect costs, such as salaries and benefits, supplies and tools, equipment costs and insurance costs. Indirect costs are charged to projects based upon direct costs and overhead allocation rates per dollar of direct costs incurred or direct labor hours worked. Typically, customer contracts will include standard warranties that provide assurance that products and services will function as expected. We do not sell separate warranties.

We have numerous contracts that are in various stages of completion which require estimates to determine the forecasted costs at completion. Due to the nature of the work left to be performed on many of our contracts, the estimation of total cost at completion for fixed-price contracts is complex, subject to many variables and requires significant judgment. Estimates of total cost at completion are made each period and changes in these estimates are accounted for prospectively as cumulative adjustments to revenue recognized in the current period. If estimates of costs to complete fixed-price contracts indicate a loss, a provision is made through a contract write-down for the total loss anticipated.

Change Orders

Contracts are often modified through change orders, which are changes to the agreed upon scope of work. Most of our change orders, which may be priced or unpriced, are for goods or services that are not distinct from the existing contract due to the significant integration of services provided in the context of the contract and are accounted for as if they were part of that existing contract. The effect of a change order on the contract price and our measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis. For unpriced change orders, we estimate the increase or decrease to the contract price using the variable consideration method described in the Step 3: Determine Contract Price paragraph above. Unpriced change orders are more fully discussed in Note 2 - Revenue.

Claims

Sometimes we seek claims for amounts in excess of the contract price for delays, errors in specifications and designs, contract terminations, change orders in dispute or other causes of additional costs incurred by us. Recognition of amounts as additional contract price related to claims is appropriate only if there is a legal basis for the claim. The determination of our legal basis for a claim requires significant judgment. We estimate the change to the contract price using the variable consideration method described in the Step 3: Determine Contract Price paragraph above. Claims are more fully discussed in Note 2 - Revenue.

Cash, Cash Equivalents and Restricted Cash

We include as cash equivalents all investments with original maturities of three months or less which are readily convertible into cash. We have cash on deposit at June 30, 2023 with banks in the United States, Canada, South Korea and Australia in excess of Federal Deposit Insurance Corporation ("FDIC"), Canada Deposit Insurance Corporation ("CDIC"), Korea Deposit Insurance Corporation ("KDIC") and Financial Claims Scheme ("FCS") protection limits, respectively. The United States Dollar equivalent of Canadian, South Korean and Australian deposits totaled $10.4 million as of June 30, 2023.

The ABL Facility requires us to maintain a minimum of $25.0 million of restricted cash at all times. Since this cash must be restricted through the maturity date of the ABL Facility, which is beyond one year, we have classified this restricted cash as non-current in our Consolidated Balance Sheets. The following table provides a reconciliation of cash, cash equivalents and restricted cash in the Consolidated Balance Sheets to the total cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows (in thousands):

	June 30, 2023	June 30, 2022
Cash and cash equivalents	$ 54,812	$ 52,371
Restricted cash	25,000	25,000
Total cash, cash equivalents and restricted cash shown in the Consolidated Statements of Cash Flows	$ 79,812	$ 77,371

Accounts Receivable

Accounts receivable are carried on a gross basis, less the allowance for credit losses. We estimate the allowance for credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Our customers consist primarily of major integrated oil companies, independent refiners and marketers, power companies, petrochemical companies, pipeline companies, mining companies, contractors and engineering firms. We are exposed to the risk of individual customer defaults or depressed cycles in our customers' industries. To mitigate this risk, many of our contracts require payment as projects progress or advance payment in some circumstances. In addition, in most cases we can place liens against the property, plant or equipment constructed or terminate the contract if a material contract default occurs. Accounts are written off against the allowance for credit losses only after all reasonable collection attempts have been exhausted.

Retentions

Contract retentions collectable beyond one year are included in Other assets, non-current in the Consolidated Balance Sheets.

Loss Contingencies

Various legal actions, claims and other contingencies arise in the normal course of our business. Contingencies are recorded in the consolidated financial statements, or are otherwise disclosed, in accordance with ASC 450-20, "Loss Contingencies". Specific reserves are provided for loss contingencies to the extent we conclude that a loss is both probable and estimable. We use a case-by-case evaluation of the underlying data and update our evaluation as further information becomes known. We believe that any amounts exceeding our recorded accruals should not materially affect our financial position, results of operations or liquidity. However, the results of litigation are inherently unpredictable, and the possibility exists that the ultimate resolution of one or more of these matters could result in a material effect on our financial position, results of operations or liquidity.

Inventories

Inventories consist primarily of steel plate and pipe and aluminum coil and extrusions. Cost is determined primarily using the average cost method and inventories are stated at the lower of cost or net realizable value.

Depreciation

Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets. Depreciable lives are as follows: buildings—40 years, construction equipment—3 to 15 years, transportation equipment—3 to 5 years, and office equipment and software—3 to 10 years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term.

Leases

We enter into lease arrangements for real estate, construction equipment and information technology equipment in the normal course of business. We determine if an arrangement is or contains a lease at inception of the arrangement. An arrangement is determined to be a lease if it conveys the right to control the use of identified property and equipment for a period of time in exchange for consideration. Operating lease right-of-use assets are recognized as the present value of future lease payments over the lease term as of the commencement date, plus any lease payments made prior to commencement, and less any lease incentives received. Operating lease liabilities are recognized as the present value of the future lease payments over the lease term as of the commencement date. Operating lease expense is recognized based on the undiscounted future lease payments over the remaining lease term on a straight-line basis. Lease expense related to short-term leases is recognized on a straight-line basis over the lease term.

Determinations with respect to lease term (including any renewals and terminations), incremental borrowing rate used to discount lease payments, variable lease expense and future lease payments require the use of judgment based on the facts and circumstances related to each lease. We consider various factors, including economic incentives, intent, past history and business need, to determine the likelihood that a renewal option will be exercised.

Right-of-use assets are evaluated for impairment in accordance with our policy for impairment of long-lived assets.

Impairment of Long-Lived Assets

We evaluate long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets used in operations may not be recoverable. The determination of whether an impairment has occurred is based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and, to the extent the carrying value exceeds the fair value of the assets, recording a loss provision.

For assets identified to be disposed of in the future, the carrying value of the assets are compared to the estimated fair value less the cost of disposal to determine if an impairment has occurred. Until the assets are disposed of, an estimate of the fair value is redetermined when related events or circumstances change.

Goodwill

Goodwill represents the excess of the purchase price of acquisitions over the acquisition date fair value of the net identifiable tangible and intangible assets acquired. In accordance with current accounting guidance, goodwill is not amortized and is tested at least annually for impairment at the reporting unit level, which is a level below our reportable segments.

We perform our annual impairment test in the fourth quarter of each fiscal year, or in between annual tests whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable, to determine whether an impairment exists and to determine the amount of headroom. We define "headroom" as the percentage difference between the fair value of a reporting unit and its carrying value. The goodwill impairment test involves comparing management's estimate of the fair value of a reporting unit with its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, then goodwill is not impaired. If the fair value of a reporting unit is less than its carrying value, then goodwill is impaired to the extent of the difference, but the impairment may not exceed the balance of goodwill assigned to that reporting unit.

We utilize a discounted cash flow analysis, referred to as an income approach, and market multiples, referred to as a market approach, to determine the estimated fair value of our reporting units. For the income approach, significant judgments and assumptions including forecasted project awards, discount rate, anticipated revenue growth rate, gross margins, operating expenses, working capital needs and capital expenditures are inherent in the fair value estimates, which are based on our operating and capital budgets and on our strategic plan. As a result, actual results may differ from the estimates utilized in our income approach. For the market approach, significant judgments and assumptions include the selection of guideline companies, forecasted guideline company EBITDA and our forecasted EBITDA. The use of alternate judgments and/or assumptions could result in a fair value that differs from our estimate and could result in the recognition of additional impairment charges in the financial statements. As a test for reasonableness, we also consider the combined fair values of our reporting units to our market capitalization.

Other Intangible Assets

Intangible assets that have finite useful lives are amortized by the straight-line method over their useful lives ranging from 6 years to 15 years. A finite intangible asset is considered impaired when its carrying amount is not recoverable and exceeds the asset's fair value. The carrying amount is deemed unrecoverable if it is greater than the sum of undiscounted cash flows expected to result from use and eventual disposition of the asset. An impairment loss is equal to the excess of the carrying amount over the fair value of the asset. If quoted market prices are not available, the fair values of the intangible assets are based on present values of expected future cash flows or royalties avoided using discount rates commensurate with the risks involved.

Insurance Reserves

We maintain insurance coverage for various aspects of our operations. However, we retain exposure to potential losses through the use of deductibles, coverage limits and self-insured retentions. We establish reserves for claims using a combination of actuarially determined estimates and case-by-case evaluations of the underlying claim data and update our evaluations as further information becomes known. Judgments and assumptions are inherent in our reserve accruals; as a result, changes in assumptions or claims experience could result in changes to these estimates in the future. If actual results of claim settlements are different than the amounts estimated, we may be exposed to future gains and losses that could be material.

Stock-Based Compensation

We have issued time-based and market-based restricted stock unit awards under our long-term incentive compensation plans. We have issued time-based awards that are equity-settled and time-based awards that are cash-settled. The fair value of time-based awards is based on the value of our common stock at the grant date. The fair value of market-based awards is based on several factors, including the probability that the market condition specified in the grant will be achieved, which is calculated using a Monte Carlo model. Cash-settled time-based awards must be settled in cash and are accounted for as liability-type awards and are remeasured at the end of each reporting period at fair value until settlement. For all awards, expense is recognized over the requisite service period with forfeitures recorded as they occur.

Income Taxes

We use the asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances based on our judgments and estimates are established when necessary to reduce deferred tax assets to the amount expected to be realized in future operating results. Our estimates are based on facts and circumstances in existence as well as interpretations of existing tax regulations and laws applied to the facts and circumstances, with the help of professional tax advisors. Therefore, we estimate and provide for amounts of additional income taxes that may be assessed by the various taxing authorities.

Foreign Currency

The functional currencies of our operations in Canada, South Korea and Australia are the Canadian Dollar, South Korean Won and U.S. Dollar, respectively. The functional currency of our Australian operations is the U.S. Dollar since its sales are primarily denominated in that currency. For subsidiaries with operations using a foreign functional currency, assets and liabilities are translated at the year-end exchange rates and the income statement accounts are translated at average exchange rates throughout the year. Translation gains and losses are reported in Accumulated Other Comprehensive Loss, net of tax, in the Consolidated Statements of Changes in Stockholders' Equity and in Other Comprehensive Income (Loss) in the Consolidated Statements of Comprehensive Income. Translation gains and losses are reversed from Accumulated Other Comprehensive Income (Loss) and are recognized in current period income in the event we dispose of an entity with accumulated translation gains or losses. Transaction gains and losses are reported as a component of Other income (expense) in the Consolidated Statements of Income.

Note 2 – Revenue

Remaining Performance Obligations

We had $459.7 million of remaining performance obligations yet to be satisfied as of June 30, 2023. We expect to recognize approximately $381.0 million of our remaining performance obligations as revenue within the next twelve months.

Contract Balances

Contract terms with customers include the timing of billing and payment, which usually differs from the timing of revenue recognition. As a result, we carry contract assets and liabilities in our balance sheet. These contract assets and liabilities are calculated on a contract-by-contract basis and reported on a net basis at the end of each period and are classified as current. We present our contract assets in the balance sheet as Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts ("CIE"). CIE consists of revenue recognized in excess of billings. We present our contract liabilities in the balance sheet as Billings on Uncompleted Contracts in Excess of Costs and Estimated Earnings ("BIE"). BIE consists of billings in excess of revenue recognized. The following table provides information about CIE and BIE:

	June 30, 2023	June 30, 2022	Change
	(In thousands)		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 44,888	$ 44,752	$ 136
Billings on uncompleted contracts in excess of costs and estimated earnings	(85,436)	(65,106)	(20,330)
Net contract liabilities	$ (40,548)	$ (20,354)	$ (20,194)

The difference between the beginning and ending balances of our CIE and BIE primarily results from the timing of revenue recognized relative to its billings. The amount of revenue recognized during the fiscal year ended June 30, 2023 that was included in the prior period BIE balance was $57.9 million. This revenue consists primarily of work performed during the period on contracts with customers that had advance billings.

Progress billings in accounts receivable at June 30, 2023 and June 30, 2022 included retentions to be collected within one year of $16.3 million and $16.1 million, respectively. Contract retentions collectable beyond one year are included in Other assets, non-current in the Consolidated Balance Sheets and totaled $10.0 million as of June 30, 2023 and $4.0 million as of June 30, 2022.

Unpriced Change Orders and Claims

As of June 30, 2023 and June 30, 2022, costs and estimated earnings in excess of billings on uncompleted contracts included revenue for unpriced change orders and claims of $9.7 million and $8.9 million, respectively. The amounts ultimately realized may be different than the recorded amounts resulting in adjustments to future earnings. Generally we expect collection of amounts related to unpriced change orders and claims within twelve months. However, customers may not pay these amounts until final resolution of related claims, which may extend beyond one year.

Disaggregated Revenue

Revenue disaggregated by reportable segment is presented in Note 13 - Segment Information. The following series of tables presents revenue disaggregated by geographic area where the work was performed and by contract type:

Geographic Disaggregation:

	Fiscal Years Ended		
	June 30, 2023	June 30, 2022	June 30, 2021
	(In thousands)		
United States	$ 720,140	$ 640,512	$ 604,739
Canada	61,691	63,045	61,703
Other international	13,189	4,223	6,956
Total	$ 795,020	$ 707,780	$ 673,398

Contract Type Disaggregation:

	Fiscal Years Ended		
	June 30, 2023	June 30, 2022	June 30, 2021
	(In thousands)		
Fixed-price contracts	$ 419,426	$ 421,188	$ 444,042
Time and materials and other cost reimbursable contracts	375,594	286,592	229,356
Total	$ 795,020	$ 707,780	$ 673,398

Revisions in Estimates

Fiscal 2023

During fiscal 2023, unfavorable changes in the estimated recovery of change orders and increased forecasted costs to complete and closeout certain midstream gas processing capital work in the Process and Industrial Facilities segment resulted in a $12.6 million reduction of gross profit during the fiscal year. These charges were primarily the result of the client not approving adequate compensation to us for the impact that excessive scope changes had on our ability to progress the work according to forecast and for the impacts of global supply chain issues and inflation. We have accrued the full expected loss for the work, which is now mechanically complete.

<u>Fiscal 2022</u>

Our results of operations were materially impacted by an increase in the forecasted costs to complete a midstream gas processing project in the Process and Industrial Facilities segment. The project reduced gross profit by $8.7 million during fiscal 2022. The increase in forecasted costs was primarily due to poor performance of a now terminated subcontractor, which required rework, as well as supply chain and cost escalation issues. This project has since reached mechanical completion.

In fiscal 2022, our results of operations were materially impacted by an increase in the costs required to complete a thermal energy storage tank repair and maintenance project in the Storage and Terminal Solutions segment, which resulted in a decrease in gross profit of $6.3 million during the fiscal year. We achieved substantial completion on this project in fiscal 2022.

During fiscal 2022, our results of operations were materially impacted by changes in the forecasted costs to complete two large capital projects in the Utility and Power Infrastructure segment and an unfavorable settlement of a claim with a customer in the same segment. Increases in the forecasted costs to complete the first project resulted in the project reducing gross profit by $3.6 million during fiscal 2022. Increased forecasted costs to the complete the second capital project resulted in the project reducing gross profit by $2.2 million during the fourth quarter of fiscal 2022 and $0.1 million during fiscal 2022. We recognized $78.1 million of revenue on this project during fiscal 2022 at a near break-even margin as a result of the change in estimate. Both projects reached substantial completion in fiscal 2023. The unfavorable settlement of a claim with a customer reduced gross profit by $2.1 million.

<u>Fiscal 2021</u>

Our results of operations in fiscal 2021 were materially impacted by increases in the forecasted costs to complete a large capital project in the Utility and Power Infrastructure segment. The project reduced gross profit by $5.8 million in fiscal 2021. This project reached substantial completion in fiscal 2023.

During the fourth quarter of fiscal 2021, we reached a settlement on a contract dispute over the construction of a crude oil terminal. The project's financial impact for the fiscal year ended June 30, 2021 was a $2.9 million reduction to gross profit in the Storage and Terminal Solutions segment. The settlement resulted in a cash receipt of $8.9 million in the first quarter of fiscal 2022, which enabled us to avoid future legal costs and litigation risk.

During the third quarter of fiscal 2021, we achieved mechanical completion of a large crude oil terminal project, demobilized from the project site and completed its assessment of additional recovery of unpriced change orders. The project's financial impact for the fiscal year ended June 30, 2021 was a $3.8 million reduction to gross profit in the Storage and Terminal Solutions segment.

Note 3—Property, Plant and Equipment

The following table presents the components of our property, plant and equipment - net at June 30, 2023 and 2022:

	June 30, 2023	June 30, 2022
	(In thousands)	
Property, plant and equipment - at cost:		
Land and buildings	$ 37,263	$ 34,788
Construction equipment	84,258	93,036
Transportation equipment	40,606	48,999
Office equipment and software	38,178	43,823
Construction in progress	84	1,646
Total property, plant and equipment - at cost	200,389	222,292
Accumulated depreciation	(152,844)	(168,423)
Property, plant and equipment - net	$ 47,545	$ 53,869

Geographical Disaggregation of Long-Lived Assets

	Long-Lived Assets		
	June 30, 2023	June 30, 2022	June 30, 2021
	(In thousands)		
United States	$ 122,398	$ 137,682	$ 157,442
Canada	3,988	3,436	6,523
Other international	11,862	12,263	12,372
	$ 138,248	$ 153,381	$ 176,337

Industrial Cleaning Disposal

We sold our industrial cleaning business during the fourth quarter of fiscal 2023 for net proceeds of $6.3 million in cash and a $0.4 million receivable for amounts to be paid upon satisfactory transfer of title of certain vehicles and equipment sold. The sale resulted in a $2.9 million gain, which was included in Other in the Consolidated Statements of Income. The industrial cleaning business was included in our Process and Industrial Facilities segment and was disposed of because its operations were no longer core to our growth strategy.

Sale-leaseback Transaction

Even though we are fully committed to our operations in southern California, we took advantage of elevated real estate prices and sold our regional office and fabrication and warehouse facilities located in Orange, California during fiscal 2022 for net proceeds of $37.4 million in cash and recorded a gain of $32.4 million on the sale. In connection with the sale, we also entered into a leaseback agreement for a period up to 24 months while we locate replacement facilities.

Burlington Office Disposal - Subsequent Event

During the first quarter of fiscal 2024, we sold a regional office facility in Burlington, Ontario for $2.9 million in cash, which resulted in a gain of approximately $2.7 million. During the second quarter of fiscal 2023, we closed this underperforming office and ceased its associated operations.

Matrix Service Company

Notes to Consolidated Financial Statements (continued)

Note 4—Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amount of goodwill by segment are as follows:

	Storage and Terminal Solutions	Utility and Power Infrastructure	Process and Industrial Facilities	Total
	(In thousands)			
Net balance at June 30, 2020	$ 26,618	$ 6,905	$ 26,846	$ 60,369
Translation adjustment [(1)]	156	79	32	267
Net balance at June 30, 2021	26,774	6,984	26,878	60,636
Goodwill impairment	(7,208)	(2,659)	(8,445)	(18,312)
Translation adjustment [(1)]	(121)	(62)	(6)	(189)
Net balance at June 30, 2022	19,445	4,263	18,427	42,135
Goodwill impairment	—	—	(12,316)	(12,316)
Disposal of business[(2)]	—	—	(627)	(627)
Translation adjustment[(1)]	(48)	(24)	—	(72)
Net balance at June 30, 2023	$ 19,397	$ 4,239	$ 5,484	$ 29,120

(1) The translation adjustments relate to the periodic translation of Canadian Dollar and South Korean Won denominated goodwill recorded as a part of prior acquisitions in Canada and South Korea, in which the local currency was determined to be the functional currency.

(2) We sold our industrial cleaning business during the fourth quarter of fiscal 2023, which resulted in the allocation $0.6 million of goodwill to net assets sold in the transaction. See Note 3 - Property, Plant and Equipment, Industrial Cleaning Disposal, for more information.

Fiscal 2023

We performed our annual goodwill impairment test as of May 31, 2023, which resulted in no impairment. The fiscal 2023 test indicated that three reporting units with a combined total of $20.9 million of goodwill as of June 30, 2023 were at higher risk of future impairment. If our view of project opportunities or gross margins deteriorates, particularly for the higher risk reporting units, then we may be required to record an impairment of goodwill. Subsequent to the completion of the May 31, 2023 annual impairment test, additional information regarding new project awards became available which would significantly improve the cash flows and fair values of two of the higher risk reporting units, which comprised $15.4 million of our total goodwill as of June 30, 2023.

The estimated fair value of each segment was derived by utilizing a discounted cash flow analysis and market multiples of projected EBITDA. The key assumptions used are described in Note 1 - Summary of Significant Accounting Policies, and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies, Goodwill.

In the second quarter of fiscal 2023, we concluded that a goodwill impairment indicator existed in the Process and Industrial Facilities segment based on a material adverse change in gross profit on a project. Based on the indicated outcome of this project and our near-term outlook for the reporting unit, we performed an interim impairment test for the unit and concluded that its $12.3 million of goodwill was fully impaired. The impairment was recognized in operating income during the three and six months ended December 31, 2022.

Fiscal 2022

In the third quarter of fiscal 2022, we concluded that goodwill impairment indicators existed based on the decline in the price of our stock and operating results that have underperformed our forecasts during the year. Accordingly, we performed an interim impairment test as of March 31, 2022 and concluded that there was $18.3 million of total impairment to goodwill, which was recognized in operating income during the three and nine months ended March 31, 2022 as follows:

- $8.4 million in the Process and Industrial Facilities segment;
- $7.2 million in the Storage and Terminal Solutions segment; and
- $2.7 million in the Utility and Power Infrastructure segment.

Other Intangible Assets

Information on the carrying value of other intangible assets is as follows:

		At June 30, 2023		
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Years)	(In thousands)		
Intellectual property	10 to 15	$ 2,483	$ (2,371)	$ 112
Customer based[(1)]	6 to 15	13,144	(10,190)	2,954
Total other intangible assets		$ 15,627	$ (12,561)	$ 3,066

(1) Customer-based intangible assets have been adjusted in fiscal 2023 to remove $4.2 million of customer relationships that have been fully amortized.

		At June 30, 2022		
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(Years)	(In thousands)		
Intellectual property	10 to 15	$ 2,558	$ (2,276)	$ 282
Customer based	6 to 15	17,331	(12,817)	4,514
Total other intangible assets		$ 19,889	$ (15,093)	$ 4,796

Amortization expense totaled $1.7 million, $1.8 million, and $2.3 million in fiscal 2023, 2022, and 2021, respectively.

We estimate that future amortization of other intangible assets will be as follows (in thousands):

For year ending:	
June 30, 2024	$ 1,415
June 30, 2025	1,096
June 30, 2026	555
Total estimated amortization expense	$ 3,066

Note 5—Debt

On September 9, 2021, the Company and our primary U.S. and Canada operating subsidiaries entered into an asset-based credit agreement, which was amended on October 5, 2022 (as amended, the "ABL Facility"), with Bank of Montreal, as Administrative Agent, Swing Line Lender and a Letter of Credit Issuer, and the lenders named therein. The maximum amount of loans under the ABL Facility is limited to $90.0 million. The ABL Facility's available borrowings may be increased by an amount not to exceed $15.0 million, subject to certain conditions, including obtaining additional commitments. The ABL Facility is intended to be used for working capital, capital expenditures, issuances of letters of credit and other lawful purposes. Our obligations under the ABL Facility are guaranteed by substantially all of our U.S. and Canadian subsidiaries and are secured by a first lien on all our assets and the assets of our co-borrowers and guarantors under the ABL Facility.

The maximum amount that we may borrow under the ABL Facility is subject to a borrowing base, which is based on restricted cash plus a percentage of the value of certain accounts receivable, inventory and equipment, reduced for certain reserves. We are required to maintain a minimum of $25.0 million of restricted cash at all times, but such amounts are also included in the borrowing base. The ABL Facility matures, and any outstanding amounts become due and payable, on September 9, 2026. At June 30, 2023, our borrowing base was $67.0 million, we had $10.0 million of outstanding borrowings, and we had $19.3 million in letters of credit outstanding, which resulted in availability of $37.7 million under the ABL Facility. Our borrowing base has ranged from $67.0 million to $83.2 million during fiscal 2023.

Borrowings under the ABL Facility bear interest through maturity at a variable rate based upon, at our option, an annual rate of either a base rate ("Base Rate"), an Adjusted Term Secured Overnight Financing Rate ("Adjusted Term SOFR"), or at the Canadian Prime Rate, plus an applicable margin. The Adjusted Term SOFR is defined as (i) the SOFR plus (ii) 11.448 basis points for a one-month tenor and 26.161 basis points for a three-month tenor; provided that the Adjusted Term SOFR cannot be below zero. The Base Rate is defined as a fluctuating interest rate equal to the greater of: (i) rate of interest announced by Bank of Montreal from time to time as its prime rate; (ii) the U.S. federal funds rate plus 0.50%; (iii) Adjusted Term SOFR for one month period plus 1.00%; or (iv) 1.00%. Depending on the amount of average availability, the applicable margin is between 1.00% to 1.50% for Base Rate and Canadian Prime Rate borrowings, which includes either U.S. or Canadian prime rate, and between 2.00% and 2.50% for Adjusted Term SOFR borrowings. Interest is payable either (i) monthly for Base Rate or Canadian Prime Rate borrowings or (ii) the last day of the interest period for Adjusted Term SOFR borrowings, as set forth in the ABL Facility. The fee for undrawn amounts is 0.25% per annum and is due quarterly. The interest rate in effect for borrowings outstanding at June 30, 2023, including applicable margin, was approximately 7.47%.

The ABL Facility contains customary conditions to borrowings, events of default and covenants, including, but not limited to, covenants that restrict our ability to sell assets, engage in mergers and acquisitions, incur, assume or permit to exist additional indebtedness and guarantees, create or permit to exist liens, pay cash dividends, issue equity instruments, make distribution or redeem or repurchase capital stock. In the event that our availability is less than the greater of (i) $15.0 million and (ii) 15.00% of the commitments under the ABL Facility then in effect, a consolidated Fixed Charge Coverage Ratio of at least 1.00 to 1.00 must be maintained. We were in compliance with all covenants of the ABL Facility as of June 30, 2023.

Note 6—Income Taxes

Sources of Pretax Income (Loss)

| | | Fiscal Years Ended | |
	June 30, 2023	June 30, 2022	June 30, 2021
	(In thousands)		
Domestic	$ (52,636)	$ (53,258)	$ (38,867)
Foreign	(125)	(5,025)	(4,396)
Total	$ (52,761)	$ (58,283)	$ (43,263)

Components of the Provision for Income Tax Expense (Benefit)

	Fiscal Years Ended		
	June 30, 2023	June 30, 2022	June 30, 2021
	(In thousands)		
Current:			
Federal	$ (369)	$ 230	$ (13,154)
State	(31)	28	465
Foreign	—	1	(239)
	(400)	259	(12,928)
Deferred:			
Federal	—	2,504	774
State	—	2,858	(291)
Foreign	—	(4)	406
	—	5,358	889
	$ (400)	$ 5,617	$ (12,039)

Reconciliation Between the Expected Income Tax Provision Applying the Domestic Federal Statutory Tax Rate and the Reported Income Tax Provision

	Fiscal Years Ended		
	June 30, 2023	June 30, 2022	June 30, 2021
	(In thousands)		
Expected benefit for federal income taxes at the statutory rate	$ (11,080)	$ (12,239)	$ (9,085)
State income taxes, net of federal benefit	(2,320)	(1,971)	(1,240)
Impairment of non-deductible goodwill[1]	—	1,132	—
Charges without tax benefit	358	265	961
Change in valuation allowance[2]	12,595	17,943	2,797
Excess tax expense (benefit) on stock-based compensation	1,216	1,019	1,826
Research and development and other tax credits	(1,175)	(613)	(1,707)
Foreign tax differential	50	(232)	(96)
Federal rate differential net operating loss carryback[3]	—	141	(5,223)
Change in uncertain tax positions	(90)	(120)	(7)
Other	46	292	(265)
Provision (benefit) for federal, state and foreign income taxes	$ (400)	$ 5,617	$ (12,039)

---

(1) In fiscal 2022, we impaired $18.3 million of goodwill, which included $5.4 million of non-deductible goodwill. See Note 4 - Goodwill and Other Intangible Assets for more information about the impairments.

(2) Due to the existence of a cumulative loss over a three-year period, we recorded a full valuation allowance against our deferred tax assets in fiscal 2022 and recorded additional valuation allowances against newly generated deferred tax assets in fiscal 2023. These assets are primarily comprised of federal net operating losses, which have an indefinite carryforward, federal tax credits and state net operating losses. To the extent we generate taxable income in the future, or cumulative losses are no longer present and our future projections for growth or tax planning strategies are demonstrated, we will realize the benefit associated with the net operating losses for which the valuation allowance has been provided. In fiscal 2021, we placed $2.8 million of valuation allowances, including $1.5 million on certain state net operating loss carryforwards due to a history of cumulative losses for a subsidiary.

(3) Relates to fiscal 2021 net operating losses carried back under provisions of the CARES Act to fiscal years 2016 and 2017 which had a 35% federal tax rate.

Significant Components of our Deferred Tax Assets and Liabilities

	June 30, 2023	June 30, 2022
	(In thousands)	
Deferred tax assets:		
Accruals and reserves	$ 504	$ 1,534
Bad debt reserve	273	340
Insurance reserve	913	1,035
Net operating loss benefit and credit carryforwards	26,888	23,717
Accrued compensation and pension	964	1,051
Stock compensation expense on nonvested restricted stock units	1,794	1,910
Book over tax amortization	7,218	5,449
Deferred FICA	—	1,427
Research and development capitalization	6,592	—
Foreign currency translation and other	1,608	1,002
Valuation allowance	(41,060)	(28,615)
Total deferred tax assets	5,694	8,850
Deferred tax liabilities:		
Tax over book depreciation	5,472	7,842
Other	248	1,034
Total deferred tax liabilities	5,720	8,876
Net deferred tax liability	$ (26)	$ (26)

As reported in the Consolidated Balance Sheets:

	June 30, 2023	June 30, 2022
	(In thousands)	
Deferred income tax assets	$ —	$ —
Deferred income tax liabilities	(26)	(26)
Net deferred tax liability	$ (26)	$ (26)

Valuation Allowance

We placed a valuation allowance on our deferred tax assets in the second quarter of fiscal 2022 due to the existence of a cumulative loss over a three-year period. We will continue to place valuation allowances on newly generated deferred tax assets and will realize the benefit associated with the deferred tax assets for which the valuation allowance has been provided to the extent we generate taxable income in the future, or cumulative losses are no longer present and our future projections for growth or tax planning strategies are demonstrated.

Operating Loss and Tax Credit Carryforwards

We have net operating loss carryforwards and tax credit carryforwards in federal, state and foreign jurisdictions. The valuation allowance at June 30, 2023 and June 30, 2022 reduces the recognized tax benefit of these carryforwards to an amount that is more likely than not to be realized. The gross carryforwards will generally expire as shown below for each jurisdiction:

Operating Loss and Tax Credit Carryforwards	Expiration Period		Amount (in thousands)
Federal net operating loss	Indefinite	$	38,606
Federal tax credits	June 2041 to June 2043	$	3,270
Federal foreign tax credits	June 2024 to June 2025	$	548
State net operating losses	June 2025 to indefinite	$	95,480
State tax credits	June 2033 to indefinite	$	984
Foreign net operating losses	June 2033 to June 2043	$	31,453
Foreign tax credits	June 2035 to June 2043	$	693

Net Operating Loss Carryback Refund

Through provisions in the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the "CARES Act"), we had an income tax benefit from the ability to carryback the fiscal 2021 federal net operating loss to a period with a higher statutory federal income tax rate. We received a $13.3 million tax refund in connection with this carryback during fiscal 2023, which was included in income taxes receivable in the Consolidated Balance Sheets as of June 30, 2022.

Deferred Payroll Taxes

During the second quarter of fiscal 2023, we repaid the remaining $5.6 million of U.S. payroll taxes we deferred through the provisions of the CARES Act. The balance of deferred payroll taxes was included within accrued wages and benefits in the Consolidated Balance Sheets as of June 30, 2022.

Other

In general, it is our practice and intention to reinvest the earnings of our foreign subsidiaries in our foreign operations. We do not provide for outside basis differences under the indefinite reinvestment assertion of ASC 740-30.

We file tax returns in multiple domestic and foreign taxing jurisdictions. With a few exceptions, we are no longer subject to examination by taxing authorities through fiscal 2018. At June 30, 2023, we updated our evaluation of our open tax years in all known jurisdictions. As of June 30, 2023, we have a $0.2 million liability for unrecognized tax positions and the payment of related interest and penalties. We treat the related interest and penalties as income tax expense. Due to the uncertainties related to these tax matters, we are unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority will occur.

Note 7—Commitments and Contingencies

Insurance Reserves

We maintain insurance coverage for various aspects of our operations. However, exposure to potential losses is retained through the use of deductibles, self-insured retentions and coverage limits.

Typically our contracts require us to indemnify our customers for injury, damage or loss arising from the performance of our services and provide warranties for materials and workmanship. We may also be required to name the customer as an additional insured up to the limits of insurance available, or we may be required to purchase special insurance policies or surety bonds for specific customers or provide letters of credit in lieu of bonds to satisfy performance and financial guarantees on some projects. We maintain a performance and payment bonding line sufficient to support the business. We generally require our subcontractors to indemnify us and our customer and name us as an additional insured for activities arising out of the subcontractors' work. We also require certain subcontractors to provide additional insurance policies, including surety bonds in favor of us, to secure the subcontractors' work or as required by the subcontract.

There can be no assurance that our insurance and the additional insurance coverage provided by our subcontractors will fully protect us against a valid claim or loss under the contracts with our customers.

Litigation

During fiscal 2023, we completed cost reimbursable construction services for a customer at a mining and minerals facility. In late fiscal 2023, after numerous attempts to collect outstanding receivables, we filed a notice of default for lack of payment of outstanding balances, and in early fiscal 2024, we filed a lien on the facility. The customer responded by commencing litigation against us, alleging breach of contract and breach of express warranty. We deny all claims and filed a countersuit against the customer for failure to pay outstanding amounts of accounts receivable and CIE, which total $5.6 million. Litigation is unpredictable, however, based on the terms of the contract with this customer, we believe we are entitled to collect the full amount owed under the contract.

During fiscal 2022, we filed an arbitration demand in an effort to collect outstanding balances of $32.7 million from a customer for which we completed a crude oil storage terminal project. The customer has filed counterclaims for liquidated damages and miscellaneous warranty items. We deny all claims and believe we are entitled to collect the full amount owed under the contract. Our hearing for this matter is currently scheduled for October 2024.

During fiscal 2020, we commenced litigation in an effort to collect an account receivable from an iron and steel customer on a reimbursable contract following the deterioration of the relationship. The unpaid receivable balance at June 30, 2023 was $17.0 million. In connection with our suit, the customer filed certain counterclaims against us. We deny all claims and believe we are entitled to collect the full amount owed under the contract. Our trial regarding this matter is scheduled for September 2023.

We believe we have set appropriate reserves for the matters described above based on our evaluation of the possible outcomes of the litigation. We and our subsidiaries are participants in various other legal actions. It is the opinion of management that none of the other known legal actions will have a material impact on our financial position, results of operations or liquidity.

Note 8— Leases

We enter into lease arrangements for real estate, construction equipment and information technology equipment in the normal course of business. Real estate leases accounted for most of our right-of-use assets as of June 30, 2023. Most real estate and information technology equipment leases generally have fixed payments that follow an agreed upon payment schedule and have remaining lease terms ranging from less than a year to 13 years. Construction equipment leases generally have "month-to-month" lease terms that automatically renew as long as the equipment remains in use.

In fiscal 2021 we recorded $0.5 million of impairments to right-of-use assets related to leased office space that was closed in connection with our restructuring activities, see Note 14 – Restructuring Costs for additional information.

The components of lease expense in the Consolidated Statements of Income are as follows:

		Fiscal Years Ended		
		June 30, 2023	June 30, 2022	June 30, 2021
Lease expense	**Location of Expense in Consolidated Statements of Income**	(in thousands)		
Operating lease expense	Cost of revenue and selling, general and administrative expenses	$ 6,635	$ 7,511	$ 8,386
Short-term lease expense[1]	Cost of revenue	29,598	24,225	25,912
Total lease expense		$ 36,233	$ 31,736	$ 34,298

(1) Primarily represents the lease expense of construction equipment that is subject to month-to-month rental agreements with expected rental durations of less than one year.

The future undiscounted lease payments, as reconciled to the discounted operating lease liabilities presented in our Consolidated Balance Sheets, were as follows:

Maturity Analysis:	June 30, 2023
	(in thousands)
Fiscal 2024	$ 5,656
Fiscal 2025	4,283
Fiscal 2026	4,257
Fiscal 2027	4,172
Fiscal 2028	3,896
Thereafter	8,950
Total future operating lease payments	31,214
Imputed interest	(5,893)
Net present value of future lease payments	25,321
Less: current portion of operating lease liabilities	4,661
Non-current operating lease liabilities	$ 20,660

The following is a summary of the weighted average remaining operating lease and finance lease term and weighted average discount rate as of June 30, 2023:

Weighted-average remaining lease term (in years)	6.6 years
Weighted-average discount rate	6.1 %

Supplemental cash flow information related to leases is as follows:

	Fiscal Year Ended June 30, 2023
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:	
Operating lease payments	$ 6,618
Right-of-use assets obtained in exchange for lease liabilities:	
Operating leases	$ 5,383

Note 9—Stockholders' Equity

Preferred Stock

We have 5.0 million shares of preferred stock authorized, none of which was issued or outstanding at June 30, 2023 or June 30, 2022.

Stock Repurchase Program

We may repurchase common stock pursuant to the Stock Buyback Program, which was approved by the board of directors in November 2018. Under the program, the aggregate number of shares repurchased may not exceed 2,707,175 shares. We may repurchase our stock from time to time in the open market at prevailing market prices or in privately negotiated transactions and are not obligated to purchase any shares. The program will continue unless and until it is modified or revoked by the Board of Directors. We made no repurchases under the program in fiscal 2023 and have no current plans to repurchase stock. The terms of our ABL Facility limit share repurchases to $2.5 million per fiscal year provided that we meet certain availability thresholds and do not violate our Fixed Charge Coverage Ratio financial covenant. There were 1,349,037 shares available for repurchase under the November 2018 Program as of June 30, 2023.

Treasury Shares

In addition to the stock buyback program, we may withhold shares of common stock to satisfy the tax withholding obligations upon vesting of an employee's restricted stock units. We withheld 52,864, 76,703, and 170,629 shares of common stock during fiscal 2023, 2022, and 2021, respectively, to satisfy these obligations. These shares were returned to our pool of treasury shares. We have 840,899 treasury shares as of June 30, 2023 and intend to utilize these treasury shares in connection with equity awards under our incentive plans and for sales to the Employee Stock Purchase Plan.

Note 10—Stock-Based Compensation

Total stock-based compensation expense for the fiscal years ended June 30, 2023, June 30, 2022, and June 30, 2021 was $6.8 million, $7.9 million and $8.2 million, respectively. Measured but unrecognized stock-based compensation expense at June 30, 2023 was $6.9 million, all of which related to nonvested restricted stock units which are expected to be recognized as expense over a weighted average period of 1.5 years. We recognized excess tax expense of $1.2 million, $1.0 million, and $1.8 million related to stock-based compensation vesting for the fiscal years ended June 30, 2023, 2022, and 2021, respectively.

Plan Information

In December 2022, our stockholders approved the First Amendment to the Matrix Service Company 2020 Stock and Incentive Compensation Plan, which amended the Matrix Service Company 2020 Stock and Incentive Compensation Plan (the "2020 Plan") to increase the maximum authorized shares under the 2020 Plan by 625,000 shares, increasing the total authorized shares under the 2020 Plan from 1,725,000 to 2,350,000 shares. In November 2020, our stockholders approved the 2020 Plan, which provides stock-based and cash-based incentives for officers, directors and other key employees. Stock options, restricted stock, restricted stock units, stock appreciation rights, performance shares and cash-based awards can be issued under this plan. Upon approval of the 2020 Plan, the 2018 Stock and Incentive Compensation Plan ("2018 Plan") was frozen with the exception of normal vesting and other activity associated with awards previously granted under the 2018 Plan. Shares awarded under the 2018 Plan that are subsequently forfeited or net settled for tax withholding purposes are returned to the treasury share pool and become available for grant under the 2020 Plan, as amended.

Awards totaling 2,350,000 shares have been authorized under the 2020 Plan, as amended. There were 1,501,880 shares available for grant under the amended 2020 Plan as of June 30, 2023.

Equity-settled Restricted Stock Units

We have issued equity-settled restricted stock units under the following types of arrangements:

- Time-based awards—Employee awards generally vest in four equal annual installments beginning one year after the grant date. The award agreements contain a provision that accelerates the vesting for retirement eligible participants and participants that become retirement eligible during the vesting period and who elect to retire more than one year after the date of the award. The award is forfeited if retirement occurs before the first anniversary of the award. Settlement still occurs on the normal vesting schedules. Director awards vest one year after the grant date.

- Market-based awards—These awards are in the form of performance units which vest 3 years after the grant date only if our common stock achieves certain levels of total shareholder return when compared to the total shareholder return of a peer group of companies as selected by the Compensation Committee of the Board of Directors. The payout can range from zero to 200% of the original award depending on the Company's relative total shareholder return during the performance period. As of June 30, 2023, there were approximately 329,000, 377,000, and 431,000 performance units that are scheduled to vest in fiscal 2024, fiscal 2025, and fiscal 2026, respectively, assuming target performance.

All awards under the 2020 Plan vest upon the death or disability of the participant or upon a change of control of the Company, provided that the successor company fails to assume or replace the awards in connection with that change of control event. If the successor company does assume the awards, then vesting of the awards will be accelerated in the event of an involuntary termination or other material adverse event that occurs in connection with or following the change of control. All awards prior to the 2020 Plan vest upon the death or disability of the participant or upon a change of control of the Company.

The grant date fair value of the time-based awards is determined by the market value of our common stock on the grant date. The grant date fair value of the market-based awards is calculated using a Monte Carlo model. For the fiscal 2023 grant, the model estimated the fair value of the award based on approximately 100,000 simulations of the future prices of our common stock compared to the future prices of the common stock of its peer companies based on historical volatilities. The model also took into account the expected dividends over the performance period of those peer companies which pay cash dividends.

Equity-settled restricted stock unit activity for the fiscal year ended June 30, 2023 is as follows:

	Shares		Weighted Average Grant Date Fair Value per Share
Nonvested shares at June 30, 2022	1,465,788	$	14.86
Shares granted	782,707	$	7.04
Shares vested and released	(259,529)	$	14.19
Shares canceled	(214,017)	$	21.89
Nonvested shares at June 30, 2023	1,774,949	$	10.66

There were 696,227 and 665,597 restricted stock units granted in fiscal 2022 and 2021 with average grant date fair values of $14.13 and $10.60 per share, respectively. There were 268,403 and 515,218 restricted stock units that vested and were released in fiscal 2022 and 2021 with weighted average fair values of $13.92 and $16.99 per share, respectively. There were 242,743 and 119,904 restricted stock units cancelled in fiscal 2022 and 2021 with an average grant date fair value of $25.50 and $20.67 per share, respectively.

Cash-Settled Restricted Stock Units

We granted 251,575, 231,219, and 238,848 cash-settled restricted stock units during fiscal years 2023, 2022 and 2021, respectively; with weighted average fair values of $1.5 million, $2.6 million, and $2.3 million respectively. There were 106,637 and 53,333 shares vested and released in fiscal 2023 and 2022, respectively; with weighted average fair values of $1.1 million and $0.5 million, respectively. There were no cash-settled restricted shares vested or released in fiscal 2021. There were 13,621 and 25,355 shares cancelled in fiscal 2023 and 2022, respectively; with weighted average fair values of $0.1 million and $0.3 million, respectively. There were no cash-settled restricted shares cancelled in fiscal 2021.

The grant date fair value of these awards is based on the price of our common stock and the number of shares awarded on the date of grant. The award must be settled in cash and is accounted for as a liability-type award. The expense is recognized over the requisite service period with remeasurement at the end of each reporting period at fair value until settlement. The requisite service period is based on the vesting provisions of the awards which generally occur in four equal annual installments beginning one year after the grant date. These awards contain the same retirement provisions described for time-based awards in the equity-settled restricted stock units section above.

We recognized $1.3 million, $0.6 million, and $1.0 million of expense in fiscal years 2023, 2022, and 2021, respectively, for cash-settled restricted stock units, which was included in selling, general and administrative expenses and cost of revenue in the Consolidated Statements of Income. As of June 30, 2023, the liability for cash-settled restricted stock units was $1.7 million and is included in accrued wages and benefits in the Consolidated Balance Sheets.

Note 11—Earnings per Common Share

Basic earnings per share ("EPS") is calculated based on the weighted average shares outstanding during the period. Diluted earnings per share includes the dilutive effect of employee and director nonvested restricted stock units. Nonvested restricted stock units are considered dilutive (antidilutive) whenever the average market value of the shares during the period exceeds (is less than) the sum of the related average unamortized compensation expense during the period plus the related hypothetical estimated excess tax benefit that will be realized when the shares vest. Nonvested restricted stock units are considered antidilutive in the event we report a net loss.

The computation of basic and diluted EPS is as follows:

	Fiscal Years Ended		
	June 30, 2023	June 30, 2022	June 30, 2021
	(In thousands, except per share data)		
Basic EPS:			
Net loss	$ (52,361)	$ (63,900)	$ (31,224)
Weighted average shares outstanding	26,988	26,733	26,451
Basic loss per share	$ (1.94)	$ (2.39)	$ (1.18)
Diluted EPS:			
Weighted average shares outstanding—basic	26,988	26,733	26,451
Diluted weighted average shares	26,988	26,733	26,451
Diluted loss per share	$ (1.94)	$ (2.39)	$ (1.18)

The following securities are considered antidilutive and have been excluded from the calculation of Diluted EPS:

	Fiscal Years Ended		
	June 30, 2023	June 30, 2022	June 30, 2021
	(In thousands)		
Nonvested restricted stock units	97	110	227

Note 12—Employee Benefit Plans

Defined Contribution Plans

We sponsor defined contribution savings plans for all eligible employees meeting length of service requirements. Under the primary plan, participants may contribute an amount up to 25% of pretax annual compensation subject to certain limitations. We match 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Our matching contributions vest immediately.

Our matching contributions were $5.3 million in each of the fiscal years ended June 30, 2023 and 2022, and $5.4 million in the fiscal year ended June 30, 2021.

Multiemployer Pension Plans

We contribute to a number of multiemployer defined benefit pension plans in the U.S. and Canada under the terms of collective-bargaining agreements that cover our union-represented employees, who are represented by more than 100 local unions. The related collective-bargaining agreements between those organizations and us, which specify the rate at which we must contribute to the multi-employer defined pension plan, expire at different times between 2023 and 2026. Benefits under these plans are generally based on compensation levels and years of service.

For us, the financial risks of participating in multiemployer plans are different from single-employer plans in the following respects:

- Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

- If a participating employer discontinues contributions to a plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

- If a participating employer chooses to stop participating in a plan, a withdrawal liability may be created based on the unfunded vested benefits for all employees in the plan.

Under federal legislation regarding multiemployer pension plans, in the event of a withdrawal from a plan or plan termination, companies are required to continue funding their proportionate share of such plan's unfunded vested benefits. We are a participant in multiple union sponsored multiemployer plans, and, as a plan participant, our potential obligation could be significant. The amount of the potential obligation is not currently ascertainable because the information required to determine such amount is not identifiable or readily available.

Our participation in significant plans for the fiscal year ended June 30, 2023 is outlined in the table below. The "EIN/Pension Plan Number" column provides the Employer Identification Number ("EIN") and the three digit plan number. The zone status is based on the latest information that the Company received from the plan and is certified by the plan's actuary. Plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are generally less than 80 percent funded, and plans in the green zone are generally at least 80 percent funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented. The "Surcharge Imposed" column includes plans in a red zone status that require a payment of a surcharge in excess of regular contributions. The last column lists the expiration date of the collective-bargaining agreement to which the plan is subject.

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending or Implemented	Company Contributions Fiscal Year			Surcharge Imposed
		2023	2022		2023	2022	2021	
					(In thousands)			
Boilermaker-Blacksmith National Pension Trust	48-6168020/001	Red	Yellow	Implemented	$ 5,284	$ 5,208	$ 4,003	Yes
National Electrical Benefit Fund, IBEW locals 71, 126, 488, and 1319	53-0181657/001	Described below [1]	Green	NA	3,437	2,973	1,865	No
Pipefitters Local 460 Pension Plan	51-6108443/001	Described below [1]	Green	NA	2,479	111	—	No
Joint Pension Fund Local Union 164 IBEW	22-6031199/001	Green	Green	NA	1,724	1,514	1,958	No
IBEW Local 654 Pension Plan	23-6538183/001	Green	Green	NA	1,242	857	818	No
Joint Pension Fund of Local Union No 102 IBEW	22-1615726/001	Green	Green	NA	1,143	906	1,341	No
IBEW Local 456 Pension Plan	22-6238995/001	Green	Green	NA	1,180	734	595	No
Local 351 IBEW Pension Plan	22-3417366/001	Described below [1]	Green	NA	1,033	395	479	No
Steamfitters Local Union No 420 Pension Plan	23-2004424/001	Red	Yellow	Implemented	656	498	442	Yes
Pipefitters Local 342 Pension Plan	94-3190386/001	Green	Green	NA	498	345	101	No
IBEW Local 98 Pension Plan	23-6583334/001	Yellow	Red	Implemented	484	143	318	No
Laborers Local 220 Pension Plan	43-6159056/001	Described below [1]	Green	NA	427	24	—	No
		Contributions to other multiemployer plans			3,969	3,110	3,449	
		Total contributions made			$ 23,556	$ 16,818	$ 15,369	

_____

(1) For the National Electrical Benefit Fund for Locals 71/126/488/1319, Pipefitters Local 460 Pension Plan, Local 351 IBEW Pension Plan, and Laborers Local 220 Pension Plan, we have not received a funding notification that covers our fiscal year 2023 during the preparation of this Form 10-K. Under Federal pension law, if a multiemployer pension plan is determined to be in critical or endangered status, the plan must provide notice of this status to participants, beneficiaries, the bargaining parties, the Pension Benefit Guaranty Corporation, and the Department of Labor. We also observed that these plans have not submitted any Critical or Endangered Status Notices to the Department of Labor for calendar years that we have not received notification. The Critical or Endangered Status Notices can be accessed at https://www.dol.gov/agencies/ebsa/about-ebsa/our-activities/public-disclosure/2023-funding-status-notices#2023-c-and-d.

Employee Stock Purchase Plan

The Matrix Service Company 2011 Employee Stock Purchase Plan ("ESPP") was effective January 1, 2011. The ESPP allows employees to purchase shares through payroll deductions and members of the Board of Directors to purchase shares from amounts withheld from their cash retainers. Share purchases are limited to an aggregate market value of no greater than $60,000 per calendar year per participant and are purchased from us at the current market value with no discount to the participant. Contributions are with after tax earnings and are accumulated in non-interest bearing accounts for quarterly purchases of company stock. Upon the purchase of shares, the participants receive all stockholder rights including dividend and voting rights and are permitted to sell their shares at any time. We have made 1,000,000 shares available under the ESPP. The ESPP can be terminated at any time at the discretion of the Board of Directors and will automatically terminate once the plan shares are exhausted. Shares are issued from Treasury Stock under the ESPP. There were 50,139 shares issued in fiscal 2023, 29,826 shares in fiscal 2022, and 29,171 shares in fiscal 2021.

Note 13—Segment Information

In fiscal 2023, we operated our business through three reportable segments:

- **Storage and Terminal Solutions**: primarily consists of engineering, procurement, fabrication, and construction services related to cryogenic and other specialty tanks and terminals for LNG, NGLs, hydrogen, ammonia, propane, butane, liquid nitrogen/liquid oxygen, and liquid petroleum. Also includes work related to traditional aboveground crude oil and refined product storage tanks and terminals. This segment also includes terminal balance of plant work, truck and rail loading/offloading facilities, and marine structures as well as storage tank and terminal maintenance and repair. Finally, we manufacture and sell precision engineered specialty tank products, including geodesic domes, aluminum internal floating roofs, floating suction and skimmer systems, roof drain systems and floating roof seals.

- **Utility and Power Infrastructure**: primarily consists of engineering, procurement, fabrication, and construction services to support growing demand for LNG utility peak shaving facilities. We also perform traditional electrical work for public and private utilities, including construction of new substations, upgrades of existing substations, transmission and distribution line installations, and upgrades and maintenance including live wire work. Work may also include emergency and storm restoration services. We also provide construction services to a variety of power generation facilities, including natural gas fired facilities in simple or combined cycle configurations.

- **Process and Industrial Facilities**: primarily consists of plant maintenance, repair, and turnarounds in the downstream and midstream markets for energy clients including refining and processing of crude oil, fractionating, and marketing of natural gas and natural gas liquids. Also includes engineering, procurement, fabrication, and construction for refinery upgrades and retrofits for renewable fuels. We also construct thermal vacuum test chambers for aerospace and defense industries and other infrastructure for industries including petrochemical, sulfur, mining and minerals primarily in the extraction of non-ferrous metals, cement, agriculture, wastewater treatment facilities and other industrial customers.

We evaluate performance and allocate resources based on operating income. We eliminate intersegment sales; therefore, no intercompany profit or loss is recognized. Corporate selling, general and administrative expenses, including corporate salaries and facilities costs, are excluded from our three reportable segments in order to better align controllable costs with the responsibility of segment management, and to be consistent with how our chief operating decision-maker assesses segment performance and allocates resources.

Segment assets consist primarily of accounts receivable, costs and estimated earnings in excess of billings on uncompleted contracts, property, plant and equipment, right-of-use lease assets, goodwill and other intangible assets.

Results of Operations
(In thousands)

	Storage and Terminal Solutions	Utility and Power Infrastructure	Process and Industrial Facilities	Corporate	Total
Fiscal year ended June 30, 2023					
Gross revenue	$ 261,244	$ 169,558	$ 370,076	$ —	$ 800,878
Less: inter-segment revenue	5,551	54	253	—	5,858
Consolidated revenue	255,693	169,504	369,823	—	795,020
Gross profit (loss)	10,470	10,699	10,756	(1,105)	30,820
Selling, general and administrative expenses	20,054	7,045	14,909	26,241	68,249
Goodwill impairment and restructuring costs	969	37	13,288	1,164	15,458
Operating income (loss)	(10,553)	3,617	(17,441)	(28,510)	(52,887)
Segment assets	139,333	67,630	90,514	103,027	400,504
Capital expenditures	1,406	4,501	2,775	327	9,009
Depreciation and amortization	3,281	3,465	4,783	2,165	13,694
Fiscal year ended June 30, 2022					
Gross revenue	$ 236,260	$ 220,093	$ 258,497	$ —	$ 714,850
Less: inter-segment revenue	3,421	—	3,649	—	7,070
Consolidated revenue	232,839	220,093	254,848	—	707,780
Gross profit (loss)	262	(8,586)	9,270	(2,152)	(1,206)
Selling, general and administrative expenses	17,284	11,771	12,506	26,129	67,690
Goodwill impairment and restructuring costs	7,330	2,746	6,867	2,015	18,958
Operating loss	(24,352)	(23,103)	(10,103)	(30,296)	(87,854)
Segment assets	141,084	94,059	104,078	101,572	440,793
Capital expenditures	338	29	254	2,724	3,345
Depreciation and amortization	5,540	3,812	5,659	243	15,254
Fiscal year ended June 30, 2021					
Gross revenue	$ 267,982	$ 210,052	$ 201,472	$ —	$ 679,506
Less: inter-segment revenue	4,553	—	1,555	—	6,108
Consolidated revenue	263,429	210,052	199,917	—	673,398
Gross profit	13,617	1,506	17,642	—	32,765
Selling, general and administrative expenses	18,644	9,882	14,756	26,474	69,756
Restructuring costs	1,391	1,312	3,807	246	6,756
Operating loss	(6,418)	(9,688)	(921)	(26,720)	(43,747)
Segment assets	160,782	81,717	106,619	118,438	467,556
Capital expenditures	1,136	1,183	834	1,201	4,354
Depreciation and amortization	7,456	4,127	6,018	257	17,858

Information about Significant Customers:

	Significant Customers as a Percentage of Segment Revenue			
	Consolidated	Storage and Terminal Solutions	Utility and Power Infrastructure	Process and Industrial Facilities
Fiscal Year ended June 30, 2023				
Customer one	10.7 %	— %	— %	22.9 %
Customer two	6.4 %	— %	— %	13.8 %
Customer three	5.8 %	— %	— %	12.4 %
Customer four	4.0 %	12.3 %	— %	— %
Customer five	3.8 %	— %	17.7 %	— %
Customer six	3.6 %	— %	16.7 %	— %
Customer seven	2.9 %	— %	13.5 %	— %
Fiscal Year ended June 30, 2022				
Customer one	12.3 %	0.8 %	— %	33.5 %
Customer two	11.0 %	— %	35.5 %	— %
Customer three	4.7 %	— %	15.1 %	— %
Fiscal Year ended June 30, 2021				
Customer one	12.9 %	— %	41.3 %	— %
Customer two	9.9 %	0.1 %	— %	33.3 %
Customer three	7.0 %	0.1 %	22.5 %	— %
Customer four	4.4 %	11.2 %	— %	— %

Note 14—Restructuring Costs

In fiscal 2020, we initiated a business improvement plan to increase profitability and reduce our cost structure in order to help us become more competitive and deliver higher quality service. As a result of specific events, including the effects of the COVID-19 pandemic and related market disruptions, the Company expanded its business improvement plan.

The business improvement plan consists of an initial phase of discretionary cost reductions, workforce reductions, reduction of capital expenditures and the reduction in size or closure of certain offices in order to increase the utilization of our staff and bring the cost structure of the business in line with revenue volumes. In fiscal 2022, we commenced a second phase of our plan to focus on centralization of support functions, including business development, accounting, human resources, procurement and project services into shared service centers. The restructuring costs consist primarily of severance costs, facility closure costs, consulting fees and other liabilities. Our restructuring efforts were substantially complete as of June 30, 2023.

Restructuring costs incurred are classified as follows:

	Fiscal Year Ended June 30, 2023	Fiscal Year Ended June 30, 2022	Fiscal Year Ended June 30, 2021	Since Inception of Business Improvement Plan
	(in thousands)			
Restructuring Costs by Type:				
Severance and other personnel-related costs	$ 2,787	$ 596	$ 5,545	$ 17,701
Total facility costs	216	33	785	4,746
Total other intangible asset impairments	—	—	—	1,525
Other costs	139	17	426	582
Total restructuring costs	$ 3,142	$ 646	$ 6,756	$ 24,554

Matrix Service Company
Schedule II—Valuation and Qualifying Accounts
June 30, 2023, June 30, 2022, and June 30, 2021
(In thousands)

COL. A	COL. B	COL. C ADDITIONS		COL. D	COL. E
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts—Describe	Deductions —Describe	Balance at End of Period
Fiscal Year 2023					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 1,320	$ (88)	$ —	$ (171) (A)	$ 1,061
Valuation reserve for deferred tax assets	28,615	12,595	—	(150) (B)	41,060
Total	$ 29,935	$ 12,507	$ —	$ (321)	$ 42,121
Fiscal Year 2022					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 898	$ 738	$ —	$ (316) (C)	$ 1,320
Valuation reserve for deferred tax assets	11,104	17,943	—	(432) (B)	28,615
Total	$ 12,002	$ 18,681	$ —	$ (748)	$ 29,935
Fiscal Year 2021					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 905	$ 85	$ —	$ (92) (D)	$ 898
Valuation reserve for deferred tax assets	7,763	2,797	—	544 (E)	11,104
Total	$ 8,668	$ 2,882	$ —	$ 452	$ 12,002

(A) Relates to various write-offs and cash receipts of previously reserved accounts from prior periods.
(B) Relates to foreign currency translation for the portion of the valuation allowance on net operating loss and tax credit carryforwards in foreign jurisdictions.
(C) Relates to the write off of a $0.3 million account receivable that was fully reserved in a prior period.
(D) Primarily relates to a $0.1 million reserve that was recognized as a credit loss and ultimately written off within fiscal 2021.
(E) Relates to $1.1 million of foreign currency translation for the portion of the valuation allowance on net operating loss and tax credit carryforwards in foreign jurisdictions, partially offset by $0.6 million of fully reserved tax credits that expired in fiscal 2021.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rule 13a-15(e).

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2023. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level at June 30, 2023.

Management's Report on Internal Control over Financial Reporting

See "Management's Report on Internal Control over Financial Reporting" set forth in Item 8, Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes during the fourth quarter of fiscal 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item with respect to our directors and corporate governance is incorporated herein by reference to the sections entitled "Proposal Number 1: Election of Directors" and "Corporate Governance and Board Matters" in our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders ("Proxy Statement"). The information required by this item with respect to our executive officers is incorporated herein by reference to the section entitled "Executive Officer Information" in the Proxy Statement.

We have adopted a Code of Business Conduct and Ethics applicable to all our directors, officers and employees, including the principal executive officer, principal financial officer and principal accounting officer. In addition, we have adopted Corporate Governance Guidelines for the Board of Directors and Charters for the Audit, Compensation and Nominating and Corporate Governance Committees of the Board of Directors. The current version of these corporate governance documents is publicly available in the "Investors" section of our website at matrixservicecompany.com under "Corporate Governance." If we make any substantive amendments to the Code of Business Conduct and Ethics, or grant any waivers, including implicit waivers, from the Code of Business Conduct and Ethics applicable to the principal executive officer, principal financial officer or principal accounting officer, or any person performing similar functions, we will disclose such amendment or waiver on our website or in a report on Form 8-K.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to the sections entitled "Director Compensation," "Compensation Discussion and Analysis" and "Executive Officer Compensation" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to the sections entitled "Securities Authorized for Issuance Under Executive Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the section entitled "Corporate Governance and Board Matters" and "Certain Relationships and Related Transactions" in the Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference to the sections entitled "Fees of Independent Registered Public Accounting Firm" and "Audit Committee Pre-Approval Policy" in the Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules

(a) (1) Financial Statements of the Company

The following financial statements and supplementary data are filed as a part of this report under "Item 8—Financial Statements and Supplementary Data" in this Annual Report on Form 10-K:

Financial Statements of the Company

Management's Report on Internal Control Over Financial Reporting	39
Reports of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)	40
Consolidated Statements of Income for the Fiscal Years Ended June 30, 2023, June 30, 2022 and June 30, 2021	44
Consolidated Statements of Comprehensive Income for the Fiscal Years Ended June 30, 2023, June 30, 2022 and June 30, 2021	45
Consolidated Balance Sheets as of June 30, 2023 and June 30, 2022	46
Consolidated Statements of Cash Flows for the Fiscal Years Ended June 30, 2023, June 30, 2022 and June 30, 2021	48
Consolidated Statements of Changes in Stockholders' Equity for the Fiscal Years Ended June 30, 2023, June 30, 2022 and June 30, 2021	50
Notes to Consolidated Financial Statements	51
Schedule II—Valuation and Qualifying Accounts	77

(2) Financial Statement Schedules

The financial statement schedule is filed as a part of this report under Schedule II—Valuation and Qualifying Accounts June 30, 2023, June 30, 2022 and June 30, 2021, immediately following Notes to Consolidated Financial Statements. All other schedules are omitted because they are not applicable or the required information is shown in the financial statements, or notes thereto, included herein.

(3) The following documents are included as exhibits to this Annual Report on Form 10-K. The exhibits below incorporated by reference herein are indicated as such by the information supplied in the parenthetical hereafter.

3.1 Amended and Restated Certificate of Incorporation of Matrix Service Company (Exhibit 3.1 to the Company's Current Report on Form 8-K filed December 7, 2022).

3.2 Third Amended and Restated Bylaws, effective as of May 2, 2023 (Exhibit 3.1 to the Company's Current Report on Form 8-K filed May 8, 2023).

4.1 Description of the Company's Common Stock (Exhibit 4.2 to the Company's Annual Report on Form 10-K filed September 4, 2019).

+10.1 Matrix Service Company 2018 Stock and Incentive Compensation Plan (Appendix A to the Company's Proxy Statement, filed September 21, 2018).

+10.2 Form of Restricted Stock Unit Award Agreement for Directors (2018 Stock and Incentive Compensation Plan) (Exhibit 10 to the Company's Quarterly Report on Form 10-Q, filed November 8, 2018).

+10.3 Form of Restricted Stock Unit Agreement for Employees (2018 Stock and Incentive Compensation Plan) (Exhibit 10.14 to the Company's Annual Report on Form 10-K, filed September 3, 2020).

+10.4 Form of Long-Term Incentive Award Agreement (2018 Stock and Incentive Compensation Plan) (Exhibit 10.15 to the Company's Annual Report on Form 10-K, filed September 3, 2020).

+10.5 Form of Amended and Restated Severance Agreement (Exhibit 10 to the Company's Current Report on Form 8-K filed November 15, 2016).

+10.6 Amended and Restated Deferred Compensation Plan for Members of the Board of Directors (Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed January 8, 2009).

+10.7 Amendment 1 to Amended and Restated Deferred Compensation Plan for Members of the Board of Directors (Exhibit 10 to the Company's Quarterly Report on Form 10-Q filed November 9, 2012).

+10.8 Matrix Service Company 2020 Stock and Incentive Compensation Plan (Appendix A to the Company's Proxy Statement filed on September 24, 2020)..

+10.9 Form of Long-Term Incentive Award Agreement (2020 Stock and Incentive Compensation Plan) (Exhibit 10.16 to the Company's Annual Report on Form 10-K filed September 13, 2021).

+10.10 Form of Restricted Stock Unit Award Agreement (2020 Stock and Incentive Compensation Plan) (Exhibit 10.17 to the Company's Annual Report on Form 10-K filed September 13, 2021).

+10.11 Form of Indemnification Agreement (Exhibit 10 to the Company's Quarterly Report on Form 10-Q filed November 7, 2019).

10.12 Credit Agreement dated as of September 9, 2021 by and among, Matrix Service Company and certain subsidiaries thereof, certain financial institutions as lenders, and Bank of Montreal, as administrative agent (Exhibit 10.19 to the Company's Annual Report on Form 10-K filed September 13, 2021).

10.13 First Amendment and Waiver to Credit Agreement dated October 5, 2020 by and among Matrix Service Company and certain subsidiaries thereof, certain financial institutions as lenders, and Bank of Montreal, as administrative agent (Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 7, 2022).

+10.14 Amended and Restated Matrix Service Company 2021 Severance Plan for Executives (Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed May 10, 2022).

*21	Subsidiaries.	
*23	Consent of Independent Registered Public Accounting Firm—Deloitte & Touche LLP.	
*31.1	Certification Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002—CEO.	
*31.2	Certification Pursuant to Section 302 of Sarbanes-Oxley Act of 2002—CFO.	
*32.1	Certification Pursuant to 18 U.S.C. 1350 (section 906 of Sarbanes-Oxley Act of 2002)—CEO.	
*32.2	Certification Pursuant to 18 U.S.C. 1350 (section 906 of Sarbanes-Oxley Act of 2002)—CFO.	
*95	Mine Safety Disclosure.	
*101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	
*101.SCH	XBRL Taxonomy Schema Document.	
*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	
*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	
*101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.	
*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	
*104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).	

*Filed herewith.

+Management Contract or Compensatory Plan.

Item 16. Form 10-K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Matrix Service Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matrix Service Company

Date : September 12, 2023   By: /s/ John R. Hewitt

**John R. Hewitt, President and
Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Jim W. Mogg Jim W. Mogg	Chairman of the Board of Directors	September 12, 2023
/s/ John R. Hewitt John R. Hewitt	President, Chief Executive Officer and Director (Principal Executive Officer)	September 12, 2023
/s/ Kevin S. Cavanah Kevin S. Cavanah	Vice President and Chief Financial Officer (Principal Accounting and Principal Financial Officer)	September 12, 2023
/s/ Jose L. Bustamante Jose L. Bustamante	Director	September 12, 2023
/s/ Martha Z. Carnes Martha Z. Carnes	Director	September 12, 2023
/s/ John D. Chandler John D. Chandler	Director	September 12, 2023
/s/ Carlin G. Conner Carlin G. Conner	Director	September 12, 2023
/s/ Liane K. Hinrichs Liane K. Hinrichs	Director	September 12, 2023
/s/ James H. Miller James H. Miller	Director	September 12, 2023

(This page has been left blank intentionally.)

EXHIBIT 21

Matrix Service Company

Subsidiaries

Matrix Service Inc., an Oklahoma corporation
Matrix Service Canada ULC, an Alberta, Canada unlimited liability corporation
Matrix North American Construction, Inc., an Oklahoma corporation
Matrix North American Construction, Ltd., a Canadian corporation
Matrix North American Construction, LLC, a Delaware limited liability company
Matrix SME Canada, Inc., a Delaware corporation
Matrix SME Canada ULC, a Nova Scotia, Canada unlimited liability corporation
Matrix PDM Engineering, Inc., a Delaware corporation
Matrix PDM, LLC, an Oklahoma limited liability company
Matrix Applied Technologies, Inc., a Delaware corporation
Matrix International Holding Company, Ltd., a British corporation
Matrix Applied Technologies, Ltd., a South Korean corporation
Matrix Applied Technologies, Pty. Ltd., an Australian corporation
River Consulting, LLC, a Louisiana limited liability company
Matrix Products and Services S. de R.L. de C.V., a Mexican limited liability variable stock corporation
Matrix Service VI, LLC, a U.S. Virgin Island limited liability company
Mobile Aquatic Solutions, Inc., an Oklahoma corporation
MSI Federal Contracting, LLC, a Delaware limited liability company
Devco USA, LLC, an Oklahoma limited liability company
Houston Dynamics, LLC, a Qatar limited liability company
Matrix Service International, LLC, a Delaware limited liability company
Matrix Applied Technologies FZ-LLC, a UAE free zone company
Matrix Applied Technologies Pte Ltd, a Singapore limited company
Matrix PDM Engineering Ltd., a Nova Scotia limited company
Matrix Engineering & Technical Solutions, LLC, a Delaware limited liability company
Matrix Project Services, LLC, a Delaware limited liability company

Exhibit 31.1

CERTIFICATIONS

I, John R. Hewitt, certify that:

1. I have reviewed this Annual Report on Form 10-K of Matrix Service Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 12, 2023

/s/ John R. Hewitt

John R. Hewitt
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Kevin S. Cavanah, certify that:

1. I have reviewed this Annual Report on Form 10-K of Matrix Service Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 12, 2023

/s/ Kevin S. Cavanah
_____

Kevin S. Cavanah
Vice President and Chief Financial Officer

EXHIBIT 32.1

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant
Section 906 of Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Matrix Service Company (the "Company") on Form 10-K for the period ending June 30, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John R. Hewitt, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that based on my knowledge:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 12, 2023

/s/ John R. Hewitt
John R. Hewitt
President and Chief Executive Officer

EXHIBIT 32.2

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant
Section 906 of Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Matrix Service Company (the "Company") on Form 10-K for the period ending June 30, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin S. Cavanah, Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that based on my knowledge:

    (1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

    (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 12, 2023

/s/ Kevin S. Cavanah

Kevin S. Cavanah
Vice President and Chief Financial Officer

(This page has been left blank intentionally.)

BOARD OF DIRECTORS

Jim W. Mogg
Board Chair

John R. Hewitt
President and
Chief Executive Officer

Jose L. Bustamante
Director

Martha Z. Carnes
Chair of Audit Committee

John D. Chandler
Chair of Compensation
Committee

Carlin G. Conner
Director

Liane K. Hinrichs
Chair of Nominating
and Corporate Governance
Committee

James H. Miller
Director

EXECUTIVE OFFICERS

John R. Hewitt
President and
Chief Executive Officer

Kevin S. Cavanah
Vice President and
Chief Financial Officer

Alan R. Updyke
Vice President and
Chief Operating Officer

Nancy E. Austin
Vice President and
Chief Administrative Officer

Kevin A. Durkin
Vice President and Chief Business
Development and Strategy Officer

Justin D. Sheets
Vice President, General Counsel
and Corporate Secretary

Douglas J. Montalbano
President,
Matrix NAC

Shawn P. Payne
President,
Matrix Service

Glyn A. Rodgers
President,
Matrix PDM Engineering





MATRIX SERVICE COMPANY

15 E. 5TH STREET, STE. 1100 | TULSA, OK 74103
MATRIXSERVICECOMPANY.COM
NASDAQ: MTRX